FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2012

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Index

Item	Description of Item

1.	Summary of Principal Decisions of the 536th Meeting of the Board of Directors, May 24, 2012

2.	Summary of Principal Decisions of the 537th Meeting of the Board of Directors, May 24, 2012

3.	Summary of Principal Decisions of the 538th Meeting of the Board of Directors, June 5, 2012

4.	Summary of Principal Decisions of the 539th Meeting of the Board of Directors, June 14, 2012

5.	Summary of Minutes of the 535th Meeting of the Board of Directors, May 17, 2012

6.	Summary of Minutes of the 536th Meeting of the Board of Directors, May 24, 2012

7.	Summary of Minutes of the 537th Meeting of the Board of Directors, May 24, 2012

8.	Convocation to the Extraordinary General Meeting of Stockholders to be held on June 19, 2012

9.	Proposal by the Board of Directors to the Extraordinary General Meeting of Stockholders to be held on June 19, 2012

10.	Market Announcement – Reply to CVM Inquiry, June 1, 2012

11.	CEMIG 2011 Results

12.	CEMIG Geração e Transmissão and the National Grid Supply and Demand Balance – 17th CEMIG-APIMEC Annual Meeting, May 28, 2012

13.	Presentation of Financial Forecasts 2012-2016 – 17th CEMIG-APIMEC Annual Meeting, May 28, 2012

14.	Notice to Stockholders – First Dividend Payment for 2011

Forward-Looking Statements

This report contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Actual results could differ materially from those predicted in such forward-looking statements. Factors which may cause actual results to differ materially from those discussed herein include those risk factors set forth in our most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. CEMIG undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

By:	/s/ Arlindo Porto Neto
	Name:	Arlindo Porto Neto
	Title:	Acting Chief Officer for Finance and Investor Relations

Date: June 15, 2012

1.             Summary of Principal Decisions of the 536th Meeting of the Board of Directors, May 24, 2012

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64  –  NIRE 31300040127

Summary of principal decisions

At its 536th meeting, held on May 24, 2012, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following matters:

1.          Signature, as guarantor, with the Brazilian Development Bank (BNDES), of an amendment to a financing contract between Norte Energia S.A. and Caixa Econômica Federal (Federal Savings Bank).

2.          Concession of a guarantee to a loan contracted by Cemig D.

Av. Barbacena 1200      Santo Agostinho      30190-131 Belo Horizonte, MG      Brazil      Tel.: +55 31 3506-5024     Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

2.   Summary of Principal Decisions of the 537th Meeting of the Board of Directors, May 24, 2012

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64  –  NIRE 31300040127

Summary of principal decisions

At its 537th meeting, held on May 24, 2012, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following matters:

1.          Signature of a real estate rental contract with Companhia de Gás de Minas Gerais – Gasmig.

2.          Constitution of consortium by Cemig GT / Re-ratification of Board Spending Decision (CRCA).

3.          Limits of financial covenants in the by-laws.

4.          Convocation of EGM to decide on limits for financial covenants in the by-laws.

5.          Change in the composition of the committees of the Board of Directors.

Av. Barbacena 1200      Santo Agostinho      30190-131 Belo Horizonte, MG      Brazil      Tel.: +55 31 3506-5024     Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

3.   Summary of Principal Decisions of the 538th Meeting of the Board of Directors, June 5, 2012

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

NIRE 31300040127

Summary of principal decisions

The Board of Directors of Cemig (Companhia Energética de Minas Gerais), at its 538th meeting, held on June 5, 2012, decided the following:

1. Signature, as guarantor, with the Brazilian Development Bank (BNDES), of an amendment to a financing contract between Norte Energia S.A. and Caixa Econômica Federal (Federal Savings Bank) / Re-ratification of a Board Spending Decision (CRCA).

2.  Granting of a guarantee for an issue of Promissory Notes by Cemig D.

Av.Barbacena, 1200 - Santo Agostinho - CEP  30190-131

Belo Horizonte - MG - Brasil - Fax (31)3506-5025 - Tel.: (31)3506-5024

4.   Summary of Principal Decisions of the 539th Meeting of the Board of Directors, June 14, 2012

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

NIRE 31300040127

Summary of principal decisions

The Board of Directors of Cemig (Companhia Energética de Minas Gerais), at its 539th meeting, held on June 14, 2012, decided the following:

1.                         Signature of amendments to contracts, with Sul América Seguros de Vida e Previdência S.A., and allocation of funding availability, in 2012, in relation to the MSO.

2.                         Contracting of group life insurance.

3.                         Orientation of vote in a meeting of the Board of Directors of Light S.A.

Av.Barbacena, 1200 - Santo Agostinho - CEP  30190-131

Belo Horizonte - MG - Brasil - Fax (31)3506-5025 - Tel.: (31)3506-5024

5.   Summary of Minutes of the 535th Meeting of the Board of Directors, May 17, 2012

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF MINUTES

OF THE 535TH MEETING

Date, time and place:	May 17, 2012 at 4 p.m. at the company’s head office,
Av. Barbacena 1200, 21th Floor, Belo Horizonte, Minas Gerais, Brazil.

Meeting Committee:	Chairs:	Dorothea Fonseca Furquim Werneck,
Guy Maria Villela Paschoal;
	Secretary:	Anamaria Pugedo Frade Barros

Summary of proceedings:

I                              Conflict of interest: The Chair asked the Board Members present whether any of them had conflict of interest in relation to the matters on the agenda, and all stated there was no such conflict of interest, except:

•                  the Board member Christiano Miguel Moisés, who said he had conflict of interest in the matter  of the transfer of the holdings of Cemig and  Cemig GT in the companies of the TBE Group to Transmissora Aliança de Energia Elétrica S.A. – Taesa;

•                and the Board members

Dorothea Fonseca Furquim Werneck, Djalma Bastos de Morais, Antônio Adriano Silva, Arcângelo Eustáquio Torres Queiroz, Francelino Pereira dos Santos,	João Camilo Penna, Maria Estela Kubitschek Lopes, Fernando Henrique Schüffner Neto, Lauro Sérgio Vasconcelos David, and Paulo Sérgio Machado Ribeiro, who said they had conflict of interest in the matter of signature, with the State of Minas Gerais, and with the Cemig Receivables Investment Fund (“the Cemig FIDC”) of the Term of Agreement and Full Settlement of the CRC Account Balance (“the CRC Contract Settlement Agreement”).

II                        Scrutiny: The Chair reported that the Strategy Committee of the Board of Directors had examined all the matters on the agenda, and recommended approval of all of them.

III                  The Board approved:

a)            The proposal of the Board member Saulo Alves Pereira Junior to elect Ms. Dorothea Fonseca Furquim Werneck as Chair of the Board, and Mr. Djalma Bastos de Morais as Vice-chair, for two years, that is to say, until the first meeting of the Board of Directors after the Annual General Meeting of 2014.

Av. Barbacena 1200      Santo Agostinho      30190-131 Belo Horizonte, MG      Brazil      Tel.: +55 31 3506-5024     Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

b)         The proposal of the Chair to elect the following persons to the following positions as members of the Executive Board, with a period of office of three years, that is to say, up to the first meeting of the Board of Directors held after the Annual General Meeting of 2015:

Chief Executive Officer:	Djalma Bastos de Morais;
Deputy CEO:	Arlindo Porto Neto;
Chief Trading Officer:	José Raimundo Dias Fonseca;
Chief Distribution and Sales Officer:	José Carlos de Mattos;
Finance and Investor Relations Officer:	Luiz Fernando Rolla;
Chief Generation and Transmission Officer:	Luiz Henrique de Castro Carvalho;
Chief Corporate Management Officer:	Frederico Pacheco de Medeiros;
Chief Business Development Officer:	Fernando Henrique Schüffner Neto;
Chief Officer for the Gas Division:	Fuad Jorge Noman Filho;
Chief Counsel:	Maria Celeste Morais Guimarães;
Chief Institutional Relations and Communication Officer:	Luiz Henrique Michalick.

c)        The minutes of this meeting.

IV                    The Board authorized:

a)            Signature of the Private Contract for Investment in Transmission Assets under which the minority equity interests held by Cemig and Cemig GT in the share capital of the following holders of public electricity service concessions (“the companies of the TBE Group”) will be transferred to Transmissora Aliança de Energia Elétrica S.A. – Taesa:

Empresa Catarinense de Transmissão de Energia S.A.	–	ECTE,
Empresa Regional de Transmissão de Energia S.A.	–	ERTE,
Empresa Norte de Transmissão de Energia S.A.	–	ENTE,
Empresa Paranaense de Transmissão de Energia S.A.	–	ETEP,
Empresa Amazonense de Transmissão de Energia S.A.	–	EATE, and
Empresa Brasileira de Transmissão de Energia S.A.	–	EBTE.

Within the scope of this transaction (“the Stockholding Restructuring”), Taesa will disburse

•      one billion seven hundred thirty two million Reais,

adjusted by the CDI rate from December 31, 2011, less any dividends and/or Interest on Equity declared, whether paid or not, as follows:

•      one billion six hundred sixty seven million eight hundred ninety five thousand Reais to Cemig; and

•      sixty four million one hundred five thousand Reais to Cemig GT.

The amount involved was agreed by the companies based on technical evaluations contracted from independent external valuers. The Stockholding Restructuring has been previously submitted to the Board of Directors of Taesa for their approval, and is further subject to approval by the General Meeting of Stockholders of that company. In accordance with Article 155 of the Corporate Law, both Cemig GT, and those members of the Board of Directors of Taesa nominated by it, did not take part in, and will not take part in, any decision on this matter.

The Stockholding Restructuring is in accordance with Cemig’s strategic planning, which aims to consolidate the Company’s holdings in electricity transmission companies in a single corporate vehicle, and also to optimize assessment of opportunities in future auctions of transmission lines and acquisition of assets in operation, in such a way as to add greater value for stockholders.

With the implementation of the Stockholding Restructuring, Taesa will have an interest in 9,378 km of transmission lines, resulting in an addition of 3,127 km, strengthening its capacity for generation of cash and profits for stockholders. The Stockholding Restructuring will be submitted for approval to the Brazilian antitrust bodies, including CADE (Conselho Administrativo de Defesa Econômica) in the form and within the period specified by the respective legislation; and its

Av. Barbacena 1200      Santo Agostinho      30190-131 Belo Horizonte, MG      Brazil      Tel.: +55 31 3506-5024     Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

conclusion will be subject to obtaining of the relevant prior approvals, which include the consent of the Brazilian National Electricity Agency, Aneel, and of the financing banks, in particular the Brazilian Development Bank (BNDES).

The above named companies have informed the public that implementation of the Stockholding Restructuring will not give the stockholders of Taesa the right to withdraw.

b)            Signature, with the State of Minas Gerais and with the Cemig CRC Account Receivables Investment Fund (Fundo de Investimento em Direitos Creditórios Conta CRC – “the Cemig FIDC”) of the Term of Agreement and Full Settlement of the CRC Account Balance (“the CRC Contract Settlement Agreement”), which provides for early payment by the State of Minas Gerais of the amount of the debt arising from the CRC Agreement (Termo de Contrato de Cessão de Crédito do Saldo Remanescente da Conta de Resultados a Compensar – CRC), as amended by its five amendments.

The general terms of the CRC Contract Settlement Agreement provide for a discount of 35% to be applied to the updated amount of the debtor balance.

For the CRC Contract Settlement Agreement to be entered into, the FIDC will require authorization by a General Meeting of its Unit Holders. The Company will take part in this meeting, because it is a holder of subordinated units in that Fund. Once the total early settlement has been made, the senior units of the FIDC will be redeemed in full and the Stockholders’ equity of the Fund will be linked to the subordinated units, owned by the Company, which will be able to redeem them.

V                          Conflict of interest: The Board member Christiano Miguel Moisés withdrew from the meeting room at the time of the debate on the transfer of the holdings of Cemig and Cemig GT in the companies of the TBE Group to Transmissora Aliança de Energia Elétrica S.A. – Taesa, since he believed there was a conflict of interest in the matter, returning to the meeting room only after decision on that matter by the other Board members.

VI                    Conflict of interest: The Board members:

Dorothea Fonseca Furquim Werneck, Djalma Bastos de Morais, Antônio Adriano Silva, Arcângelo Eustáquio Torres Queiroz, Francelino Pereira dos Santos,	João Camilo Penna, Maria Estela Kubitschek Lopes, Fernando Henrique Schüffner Neto, Lauro Sérgio Vasconcelos David, and Paulo Sérgio Machado Ribeiro withdrew from the meeting room at the time of discussion of the item relating to the signature, with the State of Minas Gerais and with the Cemig FIDC, of the CRC Contract Settlement Agreement, because they believed there was conflict of interest on the matter, and returned to the meeting room only after the decision on the subject by the other Board members.

The following were present:

Board members:

Dorothea Fonseca Furquim Werneck,

Djalma Bastos de Morais,

Antônio Adriano Silva,

Arcângelo Eustáquio Torres Queiroz,

Francelino Pereira dos Santos,

Guy Maria Villela Paschoal,

João Camilo Penna,

Maria Estela Kubitschek Lopes,

Paulo Roberto Reckziegel Guedes,

Saulo Alves Pereira Junior,

Paulo Márcio de Oliveira Monteiro,

Newton Brandão Ferraz Ramos,

Tarcísio Augusto Carneiro,

Bruno Magalhães Menicucci,

Christiano Miguel Moisés,

Fernando Henrique Schüffner Neto,

José Augusto Gomes Campos,

Lauro Sérgio Vasconcelos David,

Paulo Sérgio Machado Ribeiro.

Secretary:	Anamaria Pugedo Frade Barros

Av. Barbacena 1200      Santo Agostinho      30190-131 Belo Horizonte, MG      Brazil      Tel.: +55 31 3506-5024     Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

6.   Summary of Minutes of the 536th Meeting of the Board of Directors, May 24, 2012

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF MINUTES

OF THE 536TH MEETING

Date, time and place:	May 24, 2012 at 1.30 p.m., at the Company’s head office,
Av. Barbacena 1200, 21st Floor, Belo Horizonte, Minas Gerais, Brazil.
Meeting Committee:	Chair:	Dorothea Fonseca Furquim Werneck;
	Secretary:	Anamaria Pugedo Frade Barros.

Summary of proceedings:

I                              Conflict of interest: The Chair asked the Board members present whether they had any conflict of interest in the matters on the agenda of this meeting, and all said there was no such conflict of interest.

II                        The Board approved the minutes of this meeting.

III                  The Board authorized:

a)            Signature by the Company, as guarantor, of the First Amendment to the Financing Line Agreement for Contracted Onlending with the Brazilian Development Bank (BNDES) between Norte Energia S.A. and the Federal Savings Bank (CEF), to change the end of the grace period from June 15 to October 15, 2012, and the period of maturity (amortization) and of concession of a proportional non-joint corporate guarantee related to the obligations of Norte Energia S.A., limited to 7.28% of the amount of the Onlending Contract, from July 15 to November 16, 2012 or until the date of the first disbursement of the credit to be opened by the BNDES for Norte Energia S.A. through a Long-term Financing Agreement, whichever is the earlier.

b)            Provision of a surety guarantee by the Company in the contracting by Cemig Distribuição S.A. – Cemig D – with Banco do Brasil S.A. of a loan transaction under a Bank Lending Note (Cédula de Crédito Bancário), on the following terms:

Amount:	R$ 200 million.
Tenor:	Five years.
Financial charges:	108.33% of the CDI (Interbank CD) rate, charged annually, with no grace period.
Amortization of principal:	In three annual payments, after a grace period of two years.
Additional costs:	– the IOF Tax on Financial Transactions;
– the additional IOF tax (0.0041%/day, limited to 365 days, plus additional 0.38% flat rate, as per the current legislation); and
– structuring fee of 0.15% on the amount released, paid on release of the funds.
Guarantee:	Surety guarantee from Companhia Energética de Minas Gerais – Cemig (which has the function of holding company).

IV                    Discussion: The Chair made comments on a matter of interest to the Company.

The following were present:

Board members:

Dorothea Fonseca Furquim Werneck,

Djalma Bastos de Morais

Antônio Adriano Silva,

Eduardo Borges de Andrade,

Guy Maria Villela Paschoal,

João Camilo Penna,

Paulo Roberto Reckziegel Guedes,

Saulo Alves Pereira Junior,

Adriano Magalhães Chaves,

Fernando Henrique Schüffner Neto,

Franklin Moreira Gonçalves,

Newton Brandão Ferraz Ramos,

Bruno Magalhães Menicucci,

Christiano Miguel Moisés,

José Augusto Gomes Campos,

Lauro Sérgio Vasconcelos David,

Paulo Sérgio Machado Ribeiro,

Tarcísio Augusto Carneiro;

Secretary:	Anamaria Pugedo Frade Barros.

Av. Barbacena 1200      Santo Agostinho      30190-131 Belo Horizonte, MG      Brazil      Tel.: +55 31 3506-5024     Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

7.   Summary of Minutes of the 537th Meeting of the Board of Directors, May 24, 2012

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF MINUTES

OF THE 537TH MEETING

Date, time and place:	May 24, 2012 at 3.40 p.m. at the company’s head office,
Av. Barbacena 1200, 21th Floor, Belo Horizonte, Minas Gerais, Brazil.

Meeting Committee:	Chairman: Dorothea Fonseca Furquim Werneck;
Secretary: Anamaria Pugedo Frade Barros

Summary of proceedings:

I                              Conflict of interest: The Chair asked the Board members present whether they had any conflict of interest in the matters on the agenda of this meeting, and all said there was no such conflict of interest, except the Board members

Eduardo Borges de Andrade,	Paulo Roberto Reckziegel Guedes,
Saulo Alves Pereira Junior,	Newton Brandão Ferraz Ramos,
Bruno Magalhães Menicucci,	José Augusto Gomes Campos and
Tarcísio Augusto Carneiro,

who stated that they had conflict of interest in relation to the replacement of CPFL Energia S.A. by CPFL Geração de Energia S.A. in the consortium that will take part in the contracting of electricity generated by the São Manoel Hydroelectric Plant.

II                        The Board approved:

a)            The proposal by Board member Lauro Sérgio Vasconcelos David that the members of the Board of Directors should authorize their Chairman to call an Extraordinary General Meeting of Stockholders to be held on June 19, 2012, at 2.30 p.m.; and in the event of there not being a quorum, to make second convocation within the legal period, to decide on the matter in Item IV, below.

b)            The proposal by the Chair to change the composition of the following committees:

•                  the Board of Directors Support Committee;

•                  the Human Resources Committee;

•                  the Strategy Committee;

•                  the Business Development and Subsidiaries and Affiliates Committee; and

•                  the Finance, Audit and Risks Committee.

c)            the minutes of this meeting.

III                  The Board authorized signature of a Real Estate Rental Agreement with Companhia de Gás de Minas Gerais – Gasmig, for the property at Rua Dr. José Américo Cançado Bahia, 1009, Cidade Industrial, Contagem, Minas Gerais, for sixty months, able to be extended for the same period by signature of an amendment.

Av. Barbacena 1200      Santo Agostinho      30190-131 Belo Horizonte, MG      Brazil      Tel.: +55 31 3506-5024     Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

IV                    The Board submitted to the Extraordinary General Meeting of Stockholders, for approval, the ratification of the Company having, in 2011, exceeded the limits specified in subclauses “b” and “d” of Paragraph 7 of Article 11 of the by-laws, corresponding to:

–                the consolidated ratio {Net debt/(Net debt + Stockholders’ equity)} being 52.4%; and

–                the consolidated amount of funds destined to capital expenditure and the acquisition of any assets of the Company being 71.7% of the Company’s Ebitda (Earnings before interest, taxes, depreciation and amortization).

V                          The Board ratified the following target, mentioned in Paragraph 7 of Clause 11 of the Bylaws, having been exceeded in 2011, the provisions of Paragraph 9 of that Clause being complied with:

–                the Company’s consolidated debt being less than or equal to 2.41 times the company’s Ebitda (Earnings before interest, taxes, depreciation and amortization).

VI                    The Board ratified Board Spending Decision (CRCA) 020/2012, to replace CPFL Energia S.A. by CPFL Geração de Energia S.A. as a participant in the Consortium to be constituted with Cemig GT, to take part in the Aneel Auction, and as the case may be to receive the Concession, for the São Manoel Hydroelectric Plant, the other terms of that CRCA remaining unchanged.

VII              Withdrawn from the Agenda: The item relating to contracting of group life insurance was withdrawn from the agenda.

VIII        Conflict of interest: the Board members

Eduardo Borges de Andrade,	Paulo Roberto Reckziegel Guedes,
Saulo Alves Pereira Junior,	Newton Brandão Ferraz Ramos,
Bruno Magalhães Menicucci,	José Augusto Gomes Campos and
Tarcísio Augusto Carneiro

withdrew from the meeting room during the discussion of the matter relating to the replacement of CPFL Energia S.A. by CPFL Geração de Energia S.A. in the Consortium related to the São Manoel Hydroelectric Plant, referred to in Item VI above, because they believed there was conflict of interest on the matter, and returned only after the decision on the subject by the other Board members.

IX                    The following spoke on matters of interest to the Company:

Board members;
General managers:	Leonardo George de Magalhães,	Emilio Castelar Piris Pereira;
Manager:	Arthur Saraiva Sette e Camara.

The following were present:

Board members:

Dorothea Fonseca Furquim Werneck,

Djalma Bastos de Morais,

Antônio Adriano Silva,

Eduardo Borges de Andrade,

Guy Maria Villela Paschoal,

João Camilo Penna,

Paulo Roberto Reckziegel Guedes,

Saulo Alves Pereira Junior,

Adriano Magalhães Chaves,

Fernando Henrique Schüffner Neto,

Franklin Moreira Gonçalves,

Newton Brandão Ferraz Ramos,

Bruno Magalhães Menicucci,

Christiano Miguel Moisés,

José Augusto Gomes Campos,

Lauro Sérgio Vasconcelos David,

Paulo Sérgio Machado Ribeiro,

Tarcísio Augusto Carneiro;

General managers:	Leonardo George de Magalhães,	Emilio Castelar Piris Pereira;
Manager:	Arthur Saraiva Sette e Camara;
Secretary:	Anamaria Pugedo Frade Barros.

Av. Barbacena 1200      Santo Agostinho      30190-131 Belo Horizonte, MG      Brazil      Tel.: +55 31 3506-5024     Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

8.             Convocation to the Extraordinary General Meeting of Stockholders to be held on June 19, 2012

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64 – NIRE 31300040127

EXTRAORDINARY

GENERAL MEETING OF STOCKHOLDERS

CONVOCATION

Stockholders are hereby called to an Extraordinary General Meeting of Stockholders to be held on June 19, 2012 at 2.30 p.m. at the company’s head office, Av. Barbacena 1200, 21st floor, in the city of Belo Horizonte, Minas Gerais, Brazil, to decide on the following:

Ratification of the Company having, in 2011, exceeded the limits specified in subclauses “b” and “d” of Paragraph 7 of Article 11 of the by-laws for the consolidated ratio {Net debt/(Net debt + Stockholders’ equity)}, and for the consolidated amount of funds destined to capital expenditure and acquisition of any assets of the Company.

Any stockholder who wishes to be represented by proxy at the said General Meeting of Stockholders should obey the terms of Article 126 of Law 6406 of 1976, as amended, and of the sole paragraph of Clause 9 of the Company’s by-laws, by exhibiting at the time, or depositing, preferably by June 14, 2012, proofs of ownership of the shares, issued by a depositary financial institution, and a power of attorney with specific powers, at Cemig’s Corporate Executive Secretariat Office (Superintendência da Secretaria Geral e Executiva Empresarial) at Av. Barbacena, 1200 – 19th Floor,  B1 Wing, Belo Horizonte, Minas Gerais.

Belo Horizonte, May 24, 2012.

Dorothea Fonseca Furquim Werneck

Chair of the Board of Directors

Av. Barbacena 1200      Santo Agostinho      30190-131 Belo Horizonte, MG      Brazil      Tel.: +55 31 3506-5024     Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

9.             Proposal by the Board of Directors to the Extraordinary General Meeting of Stockholders to be held on June 19, 2012

PROPOSAL

BY THE BOARD OF DIRECTORS

TO THE EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

TO BE HELD ON JUNE 19, 2012.

Dear Stockholders:

The Board of Directors of Companhia Energética de Minas Gerais (Cemig),

– WHEREAS:

a)          Paragraph 7 of Clause 11 of the by-laws specifies that in managing the Company and in exercising the right to vote in subsidiaries, affiliated companies and consortia, the Board of Directors and the Executive Board shall faithfully obey and comply with certain targets, including:

(subclause b):	limiting the consolidated ratio {Net debt / (Net debt + Stockholders’ equity)} to 40%; and

(subclause d):

limiting the consolidated amount of funds destined to capital expenditure and the acquisition of any assets, in each business year, to 40% of the Company’s Ebitda (Earnings before interest, taxes, depreciation and amortization);

b)          Paragraph 9 of Article 11 of the by-laws states that such target may be exceeded for reasons related to temporarily prevailing conditions, upon justification by grounds and prior specific approval by the Board of Directors, subject to a limit of 50% for the consolidated ratio {Net debt / (Net debt + Stockholders’ equity)};

c)          at the end of 2011, the consolidated {(Net debt) / (Net debt plus stockholders’ equity)} was 52.4%; and the consolidated amount of funds allocated to capital expenditure and to the acquisition of any assets was 71.7% of the company’s Ebitda;

d)          this exceeding of the limit arose principally from the increase in debt, of R$ 3.8 billion, to effect the Company’s Investment Program in the year 2011, significant elements being acquisition of an interest in the assets of the Abengoa group, in the amount of R$ 1.2 billion, and investments, also of R$ 1.2 billion, in the concession of Cemig Distribuição S.A.;

– now proposes to you:

Ratification of the Company having exceeded, in 2011, the limits specified in subclauses “b” and “d” of Paragraph 7 of Article 11 of the by-laws, to the extent of: the consolidated ratio {Net debt/(Net debt + Stockholders’ equity)} being 52.4%; and the consolidated amount of funds destined to capital expenditure and acquisition of any assets of the Company being equivalent to 71.7% of the Company’s Ebitda (Earnings before interest, taxes, depreciation and amortization).

As can be seen, the objective of this proposal is to meet legitimate interests of the stockholders and of the Company, and as a result it is the hope of the Board of Directors that you, the stockholders, will approve it.

Belo Horizonte, May 24, 2012

Dorothea Fonseca Furquim Werneck – Chair	Paulo Roberto Reckziegel Guedes – Member
Djalma Bastos de Morais – Vice-Chairman	Saulo Alves Pereira Junior – Member
Antônio Adriano Silva – Member	Adriano Magalhães Chaves – Member
Eduardo Borges de Andrade – Member	Fernando Henrique Schüffner Neto – Member
Guy Maria Villela Paschoal – Member	Franklin Moreira Gonçalves – Member
João Camilo Penna – Member	Newton Brandão Ferraz Ramos – Member

Av. Barbacena 1200      Santo Agostinho      30190-131 Belo Horizonte, MG      Brazil      Tel.: +55 31 3506-5024     Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

10.      Market Announcement – Reply to CVM Inquiry, June 1, 2012

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17155.730/0001-64  –  NIRE 31300040127

MARKET ANNOUNCEMENT

Reply to CVM Inquiry CVM/SEP/GEA-1 Nº. 461/2012

Question asked by the CVM

The CVM has requested explanation about the news report published in the news medium “Valor Online”, under the headline “Cemig considering purchase of a stake in Celpa”, dated May 31, 2012, containing the following attribution of statements to Mr. Djalma Morais, the company’s chief executive officer:

“Cemig’s CEO, Djalma Morais, stated that the company is studying the purchase of an interest in Celpa, the distributor of the state of Pará controlled by the Rede group, which is in the process of judicial recovery.

“We have matters under consideration. We are interested whenever a situation adds value.”

[ ... ]

At an event in Rio de Janeiro last week, Cemig’s financial director, Luiz Fernando Rolla, said that the purchase of Celpa would not add value for the company.

Morais reaffirmed that Cemig has interest in the assets of Iberdrola in Neoenergia. “It seems to me that Iberdrola is going to wait a little longer to make [the sale of] these assets of Neoenergia a proposition,” Morais said.

Reply by CEMIG

Dear Sirs:

In response to your request, made through Official Letter CVM/SEP/GEA-1/Nº461/2012, of May 31, 2012, on the subject of the news reports published in the press referring to our having interest in the acquisition of stake in Celpa and in Neoenergia, we inform you that the Company has evaluated various investment alternatives that could add value to the operation of its present assets. However, up to the present moment there is no concrete interest, nor commitment, even preliminary, in relation to the assets referred to, such as would justify a formal statement to the market.

Cemig reaffirms its commitment to seek investment opportunities that meet the requirements of profitability established by its stockholders and to publish all and any material information as and when it comes into existence.

Belo Horizonte, June 1, 2012

Yours,

Luiz Fernando Rolla

Chief Finance and Investor Relations Officer

Av. Barbacena 1200      Santo Agostinho      30190-131 Belo Horizonte, MG      Brazil      Tel.: +55 31 3506-5024     Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

11.      CEMIG 2011 Results

SUMMARY

REPORT OF MANAGEMENT FOR 2011

Dear Stockholders,

Companhia Energética de Minas Gerais – Cemig (“Cemig”) submits for your consideration the Report of Management, the Financial Statements, and the Opinions of the Audit Board and its external auditors on the business year ended December 31, 2011.

MESSAGE FROM MANAGEMENT

A year of extraordinary addition of value

2011 was a year of major achievements, indeed a landmark in the history of Cemig, which is 60 years old in 2012. The large volume of investments, with the acquisition of new companies; the appreciation in our stock price; the significant payment of dividends; and the highest annual profit since the company’s foundation, enable us to conclude that we succeeded in adding value to an extraordinary degree in 2011.

In this context we highlight the performance of our stock. In a year marked by the uncertainties in the international market and a slowdown in Brazil’s domestic growth, the prices of Cemig’s preferred (PN) and common (ON) stock appreciated by 37.2% and 48.6%, respectively, while the Ibovespa fell by 18.11% in the same period.

As well as the appreciation in our stock prices, we allocated dividends to stockholders of more than R$ 2 billion. Summing the stock price and the dividend payments gives a total return to our stockholders of more than 11%.

In our financial results, we reported all-time record profit, of R$ 2.4 billion, and cash flow, measured as Ebitda, of R$ 5.4 billion. This was within the financial forecast guidance we published to stockholders at our annual meeting in May in Belo Horizonte.

Our investments were also a highlight of 2011: We made an important acquisition in the transmission sector, for R$ 1.1 billion, of stockholdings in assets of the Abengoa Group. With this acquisition we are now the third largest transmission group in Brazil, with direct and indirect holdings of 12.9% of the Brazilian transmission market.

In generation, we acquired an interest of 9.7% in the Belo Monte Plant, the largest plant under construction in Brazil, with installed capacity of 11,233 MW. With the 10.0% interest in the Santo Antônio Plant, we can now state that we have significant operations in the Amazon region, which is the new frontier of major Brazilian hydroelectric projects.  These interests confirm Cemig’s commitment to give priority to renewable sources of electricity in its generation base.

We also increased our stockholding in Light S.A. (“Light”). At the start of the year we held an interest of 26.1%, directly or through subsidiaries, and at the end of the year we held 32.5%, a strategic investment in the distribution sector in Rio de Janeiro, one of the headquarter cities of the World Cup and the 2016 Olympics. This holding consolidates Cemig’s position as the largest electricity distribution group on Brazil. Another highlight is the interest held by Light in Renova Energia, the first and only BM&FBovespa-listed company dedicated to generating electricity solely from alternative sources. Investments were not only through acquisitions: another highlight is the investment by Cemig Distribuição S.A. (“Cemig D”) of R$ 1.2 billion in 2011 in its electricity network in the State of Minas Gerais, improving the reliability of the system and expanding its network to serve its more than 7 million consumers.

We are conscious of the importance and responsibilities of our actions for Brazilian society, as an electricity company operating all over the nation, serving not only more than 10 million consumers but also a significant proportion of the country’s large industrial groups.

Aware of our responsibility in relation to climate change, in 2011 we launched our statement Dez Iniciativas para o Clima, which lists our Ten 10 Initiatives for the Climate. This document shows Cemig’s preparation for and commitment to a low-carbon economy, and envisages an alignment of the business based on the assessment of climate risks and opportunities, informing society and investors of the lines adopted by the company.

As a consequence of our sustainable actions, we have great pride in being once again included in the Dow Jones Sustainability World Index – the DJSI World – completing 12 consecutive years of inclusion in this index. The inclusion represents world recognition of our practices of sustainable management in their economic, social and environmental dimensions. This recognition of Cemig as a sustainable company is also reflected in our inclusion in the ISE Corporate Sustainability Index of the São Paulo Stock Exchange (Bovespa). In this index, too, we have been included since it was created (in 2005).

We are indisputably a company that adds value to our country. We generated wealth of more than R$ 14.3 billion in 2011 – of which 58% was paid in taxes to the federal, state and municipal governments, thus making a significant contribution to public activity in the environment that we are a part of.

It is also important to point out that Cemig’s results are only possible due to the technical quality and commitment of our body of employees: more than 8,000 people directly employed, in the companies that we directly control – and without taking into account the substantial quantities of jobs that are created indirectly by our activities.

It is the capacity of our staff of employees, allied to the quality of our assets, that gives us confidence in the future, and in Cemig’s capacity to add value for its stockholders – and continue to be the company and the group providing “Brazil’s Best Energy”.

CEMIG

Cemig is a business group with mixed public- and private-sector ownership, controlled by the government of the Brazilian state of Minas Gerais. Its shares are traded on the exchanges of São Paulo, New York and Madrid (Latibex). Its market valuation at the end of 2011 was approximately R$ 23 billion. Its shares have been in the Dow Jones Sustainability World Index for 11 years. In 2011 it was the only company in the sector in Latin America chosen for the DJSI World, continuing to be the only company in the electricity sector that has been a part of this select group of companies since the DJSI was created in 1999.

The Cemig Group is made up of 114 companies, 15 consortia and 1 equity investment holding fund, with assets and businesses in 20 of Brazil’s states, the federal district and Chile. It also has investments in distribution of natural gas, data transmission, and supply of energy solutions.

The Cemig Vision

In 2009, Cemig restated its vision as:

“To be, in 2020, one of the two largest electricity groups in Brazil by market value, with a significant presence in the Americas,

and a world leader in sustainability in the sector.”

Cemig maintains its focus on expanding its market share in electricity and gas within Brazil, up to the limits laid down by regulation, while at the same time expanding its international presence.

Cemig aims to be a benchmark for growth in the electricity sector. In this process it is constantly looking for opportunities for new acquisitions, seeking to be increasingly active in auctions for expansion of generation and transmission, and zealously working on the operational efficiency of its assets.

Geographical reach

As the map below shows, Cemig operates in many regions of Brazil, with activity most highly concentrated in the country’s Southeast. It also shows Cemig’s first operation outside Brazil: the Charrúa–Nueva Temuco transmission line, in Chile, which began to operate in 2010.

The CEMIG brand

Cemig’s brand and reputation has a direct effect in all the group’s business – in regulatory proceedings, in mergers and acquisitions, in the important impact on choice of supplier by free clients, and in all the company’s participation in the daily life of all its consumers.

Research showed that in 2011 the reputation of most companies in Brazil suffered a decline from 2010, and this was also the case for Cemig. The research, by the Reputation Institute, attributed this to an atypical factor: the spirit of euphoria and optimism in the country arising mainly from its stability in comparison to the economic crisis in the United States and most of Europe.

A survey by Brand Finance gave a similar conclusion: after a strong rise in 2010, the value of the Cemig brand fell by 14% in 2011, but still remained above R$ 1 billion.

PERFORMANCE OF OUR BUSINESSES

(Operational information has not been reviewed by the external auditors)

Generation

Through its subsidiaries and jointly-controlled subsidiaries Cemig has 70 plants in operation: 63 hydroelectric plants, 3 thermal generation plants and 4 wind farms. With their aggregate installed capacity of 6,964 MW, they make Cemig Brazil’s third largest electricity generation group.

Plant	Generating capacity (MW)	Average output in 2011 (MW )
São Simão	1,710	1,281
Emborcação	1,192	497
Nova Ponte	510	276
Jaguara	424	336
Miranda	408	202
Três Marias	396	239
Volta Grande	380	229
Irapé	360	206
Aimorés	162	84
Other	909	543
Generation by Light	281	209
Wind power	49	20
Thermal plants	184	123
Total	6,964	4,245

Transmission

Transmission has grown strongly in Brazil in recent years making it possible to optimize the dynamic structure of supply, reducing restrictions on serving the whole market efficiently, and mitigating the risk of electricity rationing that resulted in part from incomplete linkage between all sections of the Brazilian electricity system. Market forecasts for the coming years indicate even faster growth, as new lines are completed to connect the new large projects in the north of the country to the nationwide grid.

The environment of competition and the expansion of the system through tender auctions are causing the transmission sector to be seen with renewed attention. Cemig has followed the trend of the market, seeking opportunities for growth with addition of value, through acquisition of interests in transmission companies. Some highlights are: Cemig’s acquisition in 2009 of an equity interest in Transmissora Aliança de Energia Elétrica S.A. – Taesa; the increase in its holding in both the TBE Group and in Taesa in 2010; and the acquisition of assets of the Abengoa group in 2011.

Through its subsidiary and affiliate companies operating in electricity transmission, Cemig operates a transmission network which had a total length of 10,060 km in 2011 (8,768 in 2010). It is Brazil’s third largest transmission group, present in 13 states of Brazil, and in Chile.

Distribution

Cemig is Brazil’s largest electricity distribution group, with leading positions in the States of Minas Gerais and Rio de Janeiro through Cemig D (Cemig Distribuição – Distribution) and Light, serving more than 10 million consumers.

Cemig Distribuição

Cemig D (Cemig Distribuição) is the largest distribution company in Latin America, with 467,679km of distribution networks (104,482km in urban areas and 363,197km of rural networks), and also 17,367km of high- and medium-voltage sub-transmission lines. It serves 7.1 million consumers.

Cemig D has one of the country’s highest indices of service to consumers benefited by the low-income tariff. Of the total of residential consumers invoiced in 2011, 13.3% were classified as low-income, a total of 769,000 consumers.

Light

Cemig’s jointly-controlled subsidiary Light operates in distribution through Light Serviços de Eletricidade S.A. (“Light Sesa”), serving approximately 4.1 million consumers in an area of 10,970 km2 of Rio de Janeiro State.

Light divides its concession area into three regions: the Metropolitan Region, Greater Rio de Janeiro, and the Paraíba Valley. This aims to make service more efficient and create a closer relationship to the client.

Sales

The companies of the Cemig Group have the leading share of the Free Market in electricity Brazil. In 2011, the group expanded its area of operation to new states – Roraima, Pernambuco, Paraná and Ceará – with the addition of new clients in these states. It also consolidated its position with addition of new clients where it already operates, especially Minas Gerais, São Paulo and Bahia.

In terms of volume supplied, Cemig is the market leader in direct service to the largest free clients, with 23%, or twice the total volume supplied by its next-placed competitor in the ranking.

Other businesses

Cemig’s principal businesses are generation, transmission and distribution of electricity, but the group also operates in distribution of natural gas in Minas Gerais State, through Companhia de Gás de Minas Gerais – Gasmig, and also in telecommunications, services and technology and communication infrastructure.

The telecoms subsidiary, Cemig Telecom S.A. (previously named Infovias),  was created to carry telecom signals on fiber optic and coaxial cables installed on Cemig’s transmission and distribution networks.

The service company, Cemig Serviços S.A., is a wholly-owned subsidiary formed in 2011, and provides services to the group. In its first year it has absorbed 5 meter reading contracts that were previously outsourced, equivalent to 17% of the current market. A further 9 contracts are expected to be made in 2012, totaling approximately 48% of all Cemig’s meter reading services. Among the benefits expected are regulation of the market, improvement in quality of meter reading services, and greater protection of revenue.

In technology and communication infrastructure, the group operates through Ativas Data Center S.A. (“Ativas”), a subsidiary of Cemig Telecom. There is a value-adding partnership between the operations of Cemig Telecom – which provides telecommunications infrastructure – and Ativas, which provides IT services.

Additionally, through Axxiom Soluções Tecnológicas S.A. (“Axxiom”), the group offers technology and operational management system solutions to companies operating public concessions of all types: in electricity, gas, water supply, water services infrastructure, etc.

FINANCIAL RESULTS OF OUR BUSINESSES

Profit (loss) for the period

Cemig reported net profit of R$ 2.415 billion in 2011, 6.95% more than its 2010 net profit of R$ 2.258 billion.

Operational revenue

This is the breakdown of operational revenues:

R$ million	2011	2010 (Reclassified)	Change %
Revenue from supply of electricity	16,841	14,821	13.63
Revenue from use of the electricity distribution systems (TUSD)	1,974	1,658	19.06
Revenue from use of the transmission grid	1,473	1,197	23.06
Construction revenue	1,533	1,342	14.23
Other operational revenues	990	924	7.14
Deductions from operational revenues	(6,997)	(6,095)	14.80
Net operational revenue	15,814	13,847	14.21

Revenue from supply of electricity

Revenue from electricity sales totaled R$ 16.841 billion in 2011, compared to R$ 14.821 billion in 2010 – an increase of 13.63%.

Final consumers

Revenue from sales of electricity to final consumers (excluding own consumption) was R$ 14.959 billion in 2011, 13.16% more than in 2010 (R$ 13.219 billion).

The main factors in this result are:

■	Volume of energy invoiced to final consumers (excluding Cemig’s own consumption) 6.95% higher.

■	Tariff increase for Cemig D with average effects on consumer tariffs of 1.67% and 7.24%, effective from April 8 of 2010 and 2011, respectively.

■	Tariff increases for Light, with average effects on consumer tariffs of 2.20% and 7.82% from November 7, 2010 and 2011, respectively.

■	Price adjustments in contracts for sale of electricity to free consumers, most of which are indexed to the IGP–M inflation index.

The following are some comments on the figures for the main consumer categories:

■              Residential:

Residential consumption accounted for 15.3% of the total of electricity sold in 2011. The increase of 8.0% in the total amount in the year reflects connection of new consumer units, and also higher consumption by private users due to the favorable situation of the Brazilian economy, with continuing vigor in the employment market, growth in total real wages, and expansion of the supply of credit.

■               Industrial:

Electricity used by free and captive clients was 37.1% of the volume transacted in 2011, 4.8% more than in 2010, due to the expansion of industrial activity with the growth of exports and production to meet domestic demand, in spite of the signals of slowing growth in the second half of the year.

■               Commercial:

This category consumed 10.0% of the electricity transacted, totaling 12.2% more in volume than in 2011, reflecting the increased level of domestic demand, that is, both consumption by the various economic sectors and final consumption by families and individuals.

■               Rural

Rural consumption grew by 7.3% in 2011, with the connection of 121,057 rural properties to electricity supply for the first time, and increased demand for irrigation due to atypical climatic conditions: low rainfall in the rainy season, and higher than expected temperatures in the dry season.

■               Other consumer categories:

The total of other types of consumption in 2011 – by public authorities, public illumination, public services, and Cemig’s own consumption – was 9.2% higher than in 2010, and represented 5.8% of Cemig’s total transactions in electricity in the year.

Revenue from wholesale electricity sales

The volume of electricity sold to other concession holders in 2011 was 1.78% higher, at 14,457,890 MWh in 2011, than in 2010 (14,204,530 MWh), and average price in these sales was 7.24% higher, at R$ 109.08/MWh in 2011, compared to R$ 101.72/MWh in 2010. As a result, revenue from wholesale supply to other concession holders was 9.13% higher year-on-year, at R$ 1.577 billion in 2011, than in 2010 (R$ 1.445 billion).

Revenue from use of the electricity distribution systems (TUSD)

The revenue of Cemig D and Light from the Tariff for Use of the Distribution Systems (TUSD) was 19.06% higher, at R$ 1.974 billion, in 2011, than in 2010 (R$ 1.658 billion). This revenue comes from charges made to Free Consumers on energy sold by other agents of the electricity sector, and its increase arises both from the increases in tariffs and, principally, from a higher volume of transport of energy for free consumers, a consequence of the recovery of industrial activity and of migration of captive clients to the Free Market.

Revenue from use of the transmission grid

Revenue for use of the grid in 2011 was R$ 1.473 billion, vs. R$ 1.197 billion in 2010, an increase of 23.06%.

For the long-standing concessions, Revenue from Use of the Transmission Grid refers to the tariff charged to agents in the electricity sector, including Free Consumers connected to the high voltage network, for use of that part of the National transmission Grid that is owned by the Company, less the amounts received that are used to amortize the Financial Assets of the Concession.

For the new concessions, it includes the portion received from agents of the electricity sector for the operation and maintenance of the transmission lines, and also the adjustment to present value of the financial assets of the transmission concession, which is primarily constituted during the period of construction of transmission projects. The rates used for updating of the asset correspond to the remuneration of the capital applied in construction of the projects, which varies according to the type of project and the cost of capital incurred by the investing party.

The increase in this revenue in 2011 arises principally from monetary updating of the Transmission Assets of Taesa, with an impact of R$ 178 million on Cemig’s profit. The updating arises from publication of the index for updating of Taesa’s tariff as from July 2011, by 9.77%.

Other operational revenues

The Company’s other operational revenues are:

	Consolidated
	2011	2010 (Reclassified)
Supply of gas	579	398
Charged service	14	16
Telecoms service	158	131
Services provided	105	179
Rental and leasing	77	60
Other	57	140
	990	924

Taxes and sector charges: deductions from operational revenue

The taxes applied to operational revenue in 2011 totaled R$ 6.997 billion, compared to R$ 6.095 billion in 2010, an increase of 14.8%. The main variations in these deductions from revenue, between the two years, are as follows:

The Fuel Consumption Account – CCC

Expenses on the CCC in 2011 were R$ 718 million, 34.96% more than their total of R$ 532 million in 2010. This charge is for the costs of operation of the thermal plants in the national grid and in the isolated systems. It is prorated between electricity concession holders, on a basis set by an Aneel Resolution.

This is a non-controllable cost: in the distribution activity, the difference between the amounts used as a reference for calculation of tariffs and the cost actually incurred is compensated for in the next tariff adjustment. For the portion relating to transmission services the Company charges the CCC amount to Free Consumers on their invoices and passes it on to Eletrobrás. The variation in this cost arises, principally, from the change in the method of calculation of the charge, which makes good the difference between the total cost of generation of electricity in the isolated systems and the average cost of electricity sold in the Regulated Market.

CDE – Energy Development Account

Expenses on the CDE in 2011 were R$ 516 million, 21.99% more than their total of R$ 423 million in 2010. These payments are specified by a Resolution issued by the regulator, Aneel.

This is a non-controllable cost: in the distribution activity, the difference between the amounts used as a reference for calculation of tariffs and the cost actually incurred is compensated for in the next tariff adjustment.  For the portion relating to transmission services the Company merely charges the CDE amount to Free Consumers on their invoices for use of the grid, and passes it on to Eletrobrás.

The other deductions from revenue are taxes, calculated as a percentage of amounts invoiced. Hence their variations are substantially proportional to the changes in revenue.

For a breakdown of the taxes applicable to revenues, please see Explanatory Note 24 to the consolidated Financial Statements.

Operational costs and expenses (excluding Financial revenue/expenses)

Operational costs and expenses (excluding Financial revenue (expenses)) totaled R$ 11.401 billion in 2011, 11.77% more than in 2010 (R$ 10.200 billion). There is a breakdown of this expense in Explanatory Note 25 to the consolidated financial statements.

The following paragraphs outline the main variations in expenses:

Electricity bought for resale

The expense on electricity bought for resale in 2011 was R$ 4.278 billion, 14.94% higher than the figure of R$ 3.722 billion for 2010. The higher figure basically reflects higher sales by Cemig GT (Generation and Transmission), and a higher proportional contribution by Light to the total figure in 2011, with its increased contribution to the consolidated result due to Cemig’s increased ownership stake.  This is a non-controllable cost: in the distribution activity, the difference between the amounts used as a reference for calculation of tariffs and the cost actually incurred is compensated for in the next tariff adjustment.  For more information please see Explanatory Note 25 to the consolidated financial statements.

Charges for use of the transmission grid

The expense on charges for use of the transmission network in 2011 was R$ 830 million, vs. R$ 729 million in 2010, an increase of 13.85%.

These charges, set by an Aneel Resolution, are payable by electricity distribution and generation agents for use of the facilities that are components of the national grid. This is a non-controllable cost: the difference between the amounts used as a reference for calculation of tariffs and the cost actually incurred is compensated for in the next tariff adjustment.

Depreciation and amortization

Depreciation and amortization was 4.80% higher year-on-year: R$ 939 million in 2011, compared to R$ 896 million in 2010. This mainly reflects the Company’s increased investment program, primarily in distribution.

Post-employment obligations

The expense on post-employment obligations in 2011 was R$ 124 million, compared to R$ 107 million in 2010, an increase of 15.89%. This expense represents the updating of the obligation, calculated in accordance with an actuarial opinion prepared by external consultants.  The significant increase arises from the increased equity interest in the subsidiary Light.

Operational provisions

Operational provisions in 2011 totaled R$ 257 million, 86.23% more than in 2010 (R$ 138 million). The main elements in the higher figure are:

■              The provision for doubtful receivables was 55.24% higher, at R$ 163 million in 2011, vs. R$ 105 million in 2010.

■

The provision for Aneel administrative proceedings was R$ 4 million in 2011, whereas there was reversal of provisions of R$ 47 million in 2010 resulting from dismissal of a case brought by Aneel about the low-income subsidy.

■	A provision of R$ 48 million for contingencies for legal actions in general was made in 2011, compared to a reversal of provisions of R$ 54 million in 2010.

■

On the other hand, provisions for civil actions relating to tariff increases totaled R$ 9 million in 2011, compared to R$ 139 million provisioned in 2010. The amounts provisioned in 2010 were substantially from settlement to terminate a legal action brought by an industrial consumer relating to the tariff increase ordered by Ministerial Order 045/86 of the National Water and Electricity Authority (DNAEE) in 1986.

For more information please see Explanatory Note 25 to the consolidated financial statements.

Gas purchased for resale

Expenses on gas bought for resale in 2011 were R$ 329 million, 46.22% more than their total of R$ 225 million in 2010. This primarily reflects the increase in the volume purchased, reflecting higher sales of gas by Gasmig in 2011, in turn reflecting increased industrial activity.

Outsourced services

The expense on outsourced services in 2011 was R$ 1.031 billion, compared to R$ 923 million in 2010, an increase of 11.70%. The highest increases were in communication services, meter reading services, electricity bill delivery and consultancy, all mainly reflecting increases in prices in service contracts. A detailed breakdown of outsourced services is given in Explanatory Note 25 to the consolidated financial statements.

Employees’ and managers’ profit shares

The expense on employees’ and managers’ profit shares in 2011 was R$ 221 million, 32.00% less than in 2010 (R$ 325 million). The amounts reported arise from the Specific Work Agreement signed with the unions in November of 2010 and 2011. The amount reported for 2010 also contains an element of R$ 30 million arising under the Collective Employment Agreement for the previous year, 2009.

EBITDA

(Method of calculation not reviewed by external auditors)

Ebitda – R$ million	2011	2010	Change%
Profit (loss) for the period	2,415	2,258	6.95
+ Provision for income tax and Social Contribution tax	941	564	66.84
+ Financial revenue (expenses)	1,056	825	28.00
+ Amortization and depreciation	939	896	4.80
= EBITDA	5,351	4,543	17.79
Non-recurring items:
+ Settlement of legal action with industrial client	-	178	-
+ ICMS tax: low-income consumers	-	26	-
= ADJUSTED EBITDA	5,351	4,747	12.72

The higher Ebitda in 2001 reflects revenue 14.21% higher, while operational costs and expenses (not including depreciation) were 12.40% higher.

The main non-recurring items affecting 2011 Ebitda are:

■

Recognition of an expense of R$ 178 million in Cemig D, in 2010, arising from the settlement of a legal action brought by an industrial consumer, for reimbursement of the tariff increase introduced by the DNAEE during the Cruzado economic plan (of 1986).

■

Recognition of an ICMS tax expense in 2010 relating to the subsidy for the discount on tariffs for low-income consumers, in the amount of R$ 26 million, resulting from the decision to subscribe to the Tax Amnesty program put in place by the government of the Minas Gerais State.

Net financial revenue (expenses)

The company posted net financial expenses of R$ 1.056 billion in 2011, compared to net financial expenses of R$ 825 million in 2010. The main factors in this financial result are:

■

Higher expenses on loans and financings: R$ 1.311 billion in 2011, compared to R$ 1.075 billion in 2010, due mainly to the higher variation in the CDI (Interbank CD) rate, the main indexor for loan and financing contracts, reflecting the increase of the Selic rate, mainly during the first half of 2011.

■

Higher monetary updating expense on post-retirement liabilities:  R$ 163 million in 2011, compared to R$ 142 million in 2010 – mainly due to higher variation in the IPCA index, which is used to update the debt agreement  between Cemig and the private pension entity, Forluz.

■

Revenue from monetary updating of amounts paid into court in legal proceedings:  R$ 68 million in 2011, from updating of a tax credit for successful final judgment in a legal action on the ITCD (Death Duties/Donations) tax.

■

Revenue from monetary updating applied to the Finsocial tax: R$ 68 million in 2011, from an updated receivable from the federal tax authority for taxes paid unduly over the period 1989–91, following final judgment in favor of Cemig.

■

Expense on monetary updating of an advance against future capital increase (AFAC): R$ 66 million, in 2011 for the total of the updating on a historic amount of R$ 27 million that was repaid to Minas Gerais State.

For a breakdown of financial revenues and expenses, please see Explanatory Note 26 to the consolidated financial statements.

Income tax and Social Contribution tax

•          In 2011, Cemig’s expense on income tax and the Social Contribution totaled R$ 941 million, on profit of R$ 3.356 billion before tax, representing a percentage of 28.03%.

•          In 2010, Cemig’s expense on income tax and the Social Contribution totaled R$ 564 million, on profit of R$ 2.822 billion before tax, a percentage of 19.99%.

These effective rates are reconciled with the nominal rates in Explanatory Note 10 to the consolidated financial statements for 2011.

Note that in 2011 and 2010 the Company posted tax credits that are not explicitly stated in the financial statements, in the amounts of R$ 120 million and R$ 289 million, respectively.

Liquidity and capital resources

Our business is capital-intensive. Historically, we have a need for capital to finance the construction of new generation facilities and expansion and modernization of the existing generation, transmission and distribution facilities.

Our demands for liquidity are also related to our dividend policy.  We finance our liquidity and capital needs principally with cash generated by operations and, on a lesser scale, with funds from financing. We believe that our present cash reserves, generated by operations and expected funds from financings, will be sufficient to meet our liquidity needs over the next 12 months.

Cash and cash equivalents

Cash and cash equivalents at December 31, 2011 totaled R$ 2.862 billion, compared to R$ 2.980 billion on December 31, 2010. On December 31, 2011 neither our cash position nor our cash equivalents were maintained in any other currencies than the Real.

Cash flow from operational activities

Cemig’s totals of Net cash generated by operational activities in 2011 and 2010 were, respectively, R$ 3.898 billion and R$ 3.376 billion.  The increase in cash generated by operational activities in 2011 from 2010 primarily reflects the higher profit in 2011, adjusted for items not affecting cash.

Cash flows from investment activities

The totals of Net cash used in investment activities in 2011 and 2010 were, respectively, R$ 4.017 billion and R$ 4.444 billion.  The lower amount in 2011 mainly reflects the higher investments in transmission assets in the previous year, while in 2011 expenses were more concentrated in the distribution activity, though the acquisition of transmission assets of the Abengoa Group should also be mentioned.

Net cash arising from financing activities

We are closely involved in lengthening our debt profile through financing vehicles over the long term, and for low interest rates, with maturities and obligations compatible with the nature of our business, which is capital-intensive.  We seek to balance the proportions of short- and long-term financings and not to increase our exposures to short-term rates, nor to suffer any pressure on liquidity.  More details on our funding policy can be seen in the next item in this report, Funding and debt management.

The positive cash flow from financing activities in 2011 was R$ 1.3 million, from: outflow of cash for amortization of R$ 2.218 billion of financings denominated in Reais and foreign currencies, and payment of R$ 2.036 billion in dividends and Interest on Equity; almost entirely offset by financings obtained, of R$ 4.255 billion.

Cash flow consumed by financing activities in 2010 totaled R$ 377 million, with funding totaling R$ 6.227 billion, and payments of R$ 4.775 billion in amortization of loans and financings, and R$ 1.829 billion in Interest on Equity.

Funding and debt management

In the consolidated view, the total of funding obtained through loans and financings in 2011 was R$ 3.608 billion, while the total amortized was R$ 2.219 billion. The Company maintains its commitment to ensure that its credit quality is preserved at satisfactory levels that denote “investment grade”, that is to say investment of low risk, to enable it to benefit from financial costs that are compatible with the profitability of the business, and to demonstrate that the process of expansion of Cemig’s activities has taken place – and will take place the future – in a sustainable manner.

At the end of the year, to replenish cash used in investments in 2011, and to finance an acquisition of assets planned for the first half of 2012, Cemig issued Promissory Notes in the amount of R$ 1 billion with tenor of 360 days, confirming the receptiveness that the Company enjoys in the local capital market.

Cemig D also had recourse to the capital market at the end of 2011, issuing R$ 100 million in Promissory Notes for strengthening of working capital. Over the year, a further R$ 410 million was raised in loans, and a further R$ 116 million in financings from Eletrobrás for the Reluz, Cresce Minas and Light for Everyone (Luz para Todos) Programs. Also, the Company received R$ 291 million from the CDE (Energy Development Fund) and from the State of Minas Gerais, on a sinking-fund basis, for the Light for Everyone Program; and the economic subsidy/support related to the tariff policy applicable to low-income consumers with the funds of Codemig for the Administrative Center.

Cemig GT, meanwhile, took the opportunity of its comfortable cash position to pay the debt servicing, in the amount of R$ 1.219 billion (R$ 689 million being principal), practically without having recourse to new raising of funds, as a way of optimizing its leverage. However, in the consolidated view, the indebtedness of the Company includes the effect of the financings contracted by its subsidiaries to pay for investments in generation, principally the Santo Antônio Hydroelectric Plant and the Belo Monte Hydroelectric Plant, and in transmission, in which a highlight was the Promissory Notes of Taesa, in the amount of R$1.17 billion (affecting the indebtedness of Cemig GT in the amount of R$ 663 million), for acquisition of the assets of Abengoa.

In March 2012, Cemig GT completed its 3rd debenture issue – a total of 1,350,000 non-convertible, unsecured debentures in 3 series, each with nominal unit value of R$ 1,000.00 (one thousand Reais) on the issue date (February 15, 2012), for a total of R$ 1.35 billion. The net proceeds from the issue were used to redeem 100% of the Company’s fourth issue of commercial promissory notes (issued January 13, 2012), for their total nominal unit value of R$ 1,000,000, plus remuneratory interest, and to strengthen the Company’s working capital. 480,000 debentures were issued in the first series, 200,000 in the second series and 670,000 in the third series, with respective maturities of 5, 7 and 10 years from the issue date. The debentures of the first series carry remuneratory interest at the rate of CDI + 0.90% p.a., and the debentures of the second and third series will have their nominal unit value adjusted by the IPCA index (published by the IBGE) plus remuneratory interest of 6.00% p.a. and 6.20% p.a., respectively. Cemig provided a surety guarantee for the 3rd debenture issue of Cemig GT.

Main indexors of the debt on December 31, 2011

The composition of Cemig’s debt is a reflection of the sources of financing that are available to the Company (bank lending used for rollover of debt, and issuance of debentures and promissory notes, in which a significant demand has been allocated in securities indexed to local Brazilian interest rates), and also of its intention to avoid exposure to foreign currency (currently at 2%). The high concentration of the debt in rates tagged to the CDI rate (59%) will reduce the cost of the debt in a scenario of lower interest rates in the long term. The average cost of Cemig’s debt in real terms, in current currency, is 7.21% p.a.

The Company manages its debt with focus on lengthening of maturities, limitation of indebtedness to the levels laid down in the by-laws, reduction of the cost of debt, and preservation of the company’s payment capacity, without pressures on cash flow that could indicate a refinancing risk.

The amortization timetable of the Company’s debt, at December 31, 2011, was satisfactorily spread out over the years, with an average tenor of 3.1 years, although there is a concentration of debt maturing in 2012, as shown in the chart below, which has been partially refinanced in March 2012, through an issue of debentures by Cemig GT, mentioned in the previous paragraph.

This chart shows the debt amortization timetable:

Debt amortization timetable

Position at December 2011 (R$ million)

The credit ratings of Cemig and its principal subsidiaries were not changed over 2011, even in a context of the Company’s expansion through projects or acquisitions – reflecting, as the people rating agencies report it, a positive perception of healthy profitability and strong cash flow, indicated by solid credit indicators and an appropriate liquidity profile.

THE REGULATORY ENVIRONMENT

Renewal of concessions

One of Cemig’s most valuable intangible assets is its portfolio of concessions for commercial operation in generation, transmission and distribution. The periods of the concessions vary depending mainly on the date of the grant.

The Mining and Energy Ministry has formed a technical working group to analyze the criteria that will be applied in renewals of generation, transmission and distribution concessions expiring as from 2015. Suggestions will be submitted to the National Energy Policy Council and, according to statements by participants of that group, will have as their object the reduction of tariffs for consumers.

The federal government is expected to make a decision in 2012 defining the criteria for renewal of concessions – after which it will be possible to determine the effect of the criteria on the Company’s results.

Electricity auctions

Cemig D took part in three auctions held by the regulator, Aneel, in the Regulated Market, for supply over the period 2011 to 2043, making the following purchases:

Auction	Power (MW, average)	Average price (R$/MWh)
A–3 Auction	389.16	102.07
A–1 Auction	18.13	79.99
Adjustment Auction of the 2nd half of the year	137.00	56.13

Cemig GT took part in three auctions held by the regulator, Aneel, in the Regulated Market, for supply over the period 2011 to 2014, making the following sales:

Auction	Power (MW, average)	Average price (R$/MWh)
A–1 Auction	85.00	80.00
Adjustment Auction of the 1st half of the year	85.00	108.00
Adjustment Auction of the 2nd half of the year	62.00	54.73

In the Free Market Cemig GT held a total of 65 auctions in 2011, including purchases and sales, selling a total of 30,226 GWh, and participated in a total of 96 purchase and sale auctions promoted by others, selling 4,109 GWh.

Cemig GT decides its strategy for activity in the Free Market Auctions based on its own assumptions and premises, including a curve of future price forecasts, approved internally, and on the basis of its Structural Balance Plan, which defines the availability to be directed to the various agents of this market.

Management of Transmission Losses

The overall Loss Index of Cemig D (Distribution) was 10.40% in October 2011. Of these 8.50% were technical losses and 1.90% were non-technical losses.

The investments made in strengthening the electricity system at high, medium and low voltage have helped in the control of technical losses, which are inherent in the process of transport and transformation of electricity.

In the management of non-technical losses, regularization of 35,000 consumers has provided a recovery of energy totaling 181 GWh and an increase of 77 GWh. These amounts correspond to aggregate revenue of R$ 90 million.

Further to this: improvements were made to the tool for selection of inspection targets; productivity was increased in the process of charging for irregular consumption, revenue from medium- and large-scale consumers was increasingly “bullet-proofed”; approximately 177,000 obsolete meters were replaced; and 15,000 public illumination lamps left on during the day were regularized.

RELATIONSHIP WITH CLIENTS

Retail supply quality

Electricity supply quality indicators (SAIDI and SAIFI) of Cemig D (Distribution):

Year	Adjusted		Unadjusted
	SAIDI	SAIFI	SAIDI	SAIFI
2010	12.99	6.55	15.10	7.40
2011	14.32	7.90	16.86	7.01
Increase / (reduction)	10.2%	20.6%	11.65%	(5.3%)

The adjustment in the figures above relates to days regarded as critical: those in which the number of emergency occurrences exceeds the average for the previous 24 months. Outages on critical days are not included for the calculation of SAIDI and SAIFI indicators.

Cemig had 332,501 outages in the year, of which 82% were accidental and 18% programmed. Around 49% of the outages in 2011 arose from causes external to the system (natural and environmental phenomena), 33% were of internal origin (equipment, human failure, handling errors, etc.), and 18% were programmed outages. The most common external causes were lightning, with 21%, contact between birds or animals and the network, 10%, and contact with trees, 10%.

In 2011 Cemig invested R$ 105.6 million in preventive maintenance (cleaning of transmission pathways; pruning; maintenance of structures; and replacement of damaged posts, transformers and cables); and a further R$ 34.13 million in improvements to the network (covering of cables; and refurbishment and interconnection of circuits).

One cause of the fall in quality indicators in 2011 was an increase in rainfall, which was significantly higher than the average of any previously recorded.

Significant investments are planned for 2012 in works to improve operational flexibility, and installation of protection equipment with automatic reconnection, able to help reduce both the frequency and duration of accidental outages, thus improving the quality of electricity supply.

Another important sphere of action is in raising the overall level of technology employed, with systematic investments in automation of the electricity system, which will enable automatic remote re-establishment of supply after outages.

Service policy

Cemig D has numerous existing channels for relationship with clients. They include: the Speak to Cemig facility, Service Branches, Relationship Agencies, Virtual Branches and Simplified Service Posts (PASs). The Company has been working strongly on forging a closer relationship with clients.

In 2011 Cemig D (Distribution) established personal (face-to-face) client service in all the 774 municipalities of its concession area, and also made investments in:

(i)	Cemig’s “Virtual Branch”, increasing the number of services available; and in
(ii)

the “Cemig Texting” (“Cemig Torpedo”) service, in which the client can use simple text messaging to advise Cemig of an outage, get an update on bills owed, or request an on-premises meter reading, receiving an answer in less than 1 minute.

INVESTMENTS

New acquisitions

Acquisition of new assets is a policy that is in line with Cemig’s strategy of becoming an increasingly large player, and a player that is increasingly competitive in the market. These are the principal acquisitions of 2011:

Belo Monte Hydroelectric Plant

In 2911 a 9.77% interest was acquired in the Belo Monte Hydroelectric Plant, through acquisition of 9.77% of the share capital of Norte Energia S.A. (“NESA”), the company that has the concession for the plant. A special-purpose company, Amazônia Energia Participações S.A (“Amazônia”), was created for the purpose, in which Cemig GT owns 74.5% of the total capital and Light, 25.5%.

Increase of stake in Light

Acquisition of additional interest in April 2011

On April 12, 2011 the jointly-controlled subsidiary Parati S.A. Participações em Ativos de Energia Elétrica (“Parati”) acquired 54.08% of the share capital of Redentor, for R$ 403,350, corresponding to a price per share of R$ 6.87.  Redentor holds a 13.03% interest in the total and voting stock of Light.

Since the transaction resulted in the transfer of control of Redentor, Parati held an Auction of Public Offer for acquisition of the remaining shares in Redentor.

On September 30, 2011 the auction was settled with payment of R$ 7.20 per share, corresponding to a total amount of R$ 334 million, representing 93.04% of the shares in circulation that were held by minority stockholders.  This acquisition represented 42.72% of the total of shares in the share capital, and was made for the price of R$ 6.87, the same price per share paid to the controlling stockholder on May 12, 2011, updated by the variation in the Selic rate from that date to September 30, 2011.

A further Public Offering to Acquire Shares for Cancellation of Listed Company Registration and Exit from the Novo Mercado is planned to take place in the first half of 2012, for acquisition of the common shares remaining in the market, representing 3.20% of the share capital.

Acquisition of additional interest in Light in July 2011

On July 7, 2011 Parati acquired 100% of the holdings in Luce, owner of 75% of the units of the Luce Brazil Equity Investment  Fund (Luce Brasil Fundo de Investimento em Participações, or FIP Luce), which in turn is the indirect holder, through Luce Empreendimentos e Participações S.A., of approximately 9.77% of the total and voting capital of Light.

The amount paid for the acquisition was R$ 516 million.  As a result of this transaction and as specified in the Unit Holders’ Agreement of FIP Luce, Braslight, holder of the remaining 25% of the units of FIP Luce, acquired an option, for 60 days, to sell its interest to Parati.

On July 15, 2011 Parati, through Luce, was notified by Braslight that it had exercised its Option to Sell its interest of 25% in FIP Luce, which took place on July 28, 2011.  The amount paid to Braslight for this acquisition was R$ 172 million.

With these acquisitions Parati became holder of 25.68% of the voting stock of Light.  Cemig owns 25% of Parati, and Redentor Fundo de Investimento em Participações owns 75%.

Transmission assets of the Abengoa Group

Through its subsidiary Taesa, Cemig acquired a concession and an equity interest in a company of the Abengoa group, of Spanish origin, holding four transmission assets.

Taesa acquired:

(i)

50% of the shares held by Abengoa Concessões Brasil Holding S.A. in the share capital of Abengoa Participações Holding S.A. which, in turn, is holder of 100% of the total capital of the transmission companies:

	STE Sul Transmissora de Energia S.A.,	ATE Transmissora de Energia S.A.,
	ATE II Transmissora de Energia S.A., and	ATE III Transmissora de Energia S.A.
(ii)	– and 100% of the shares held by Abengoa Concessões Brasil Holding S.A. and by Abengoa Construção Brasil Ltda. in the share capital of
NTE – Nordeste Transmissora de Energia S.A.

For the acquisition, Taesa paid R$ 1.163 billion, settled on November 25, 2011.

Renova Energia

Through Light Energia S.A., the group acquired 50 million shares issued by Renova Energia S.A. (“Renova”), injecting approximately R$ 360 million. This gave Light a 50% interest in the controlling stockholding block of Renova.

Renova is the holding company of a group founded in 2001 and listed on the BM&FBovespa in 2010. It is the first company generating electricity from alternative sources to be listed in Brazil. It operates in generation of electricity from renewable sources, including small hydro plants and wind farms.

Gasmig

On December 27, 2011 the Board of Directors authorized acquisition of nominal preferred shares representing 4.38% of the total capital of Gasmig, from the State of Minas Gerais, for R$ 67 million, corresponding to a price per share of approximately R$ 3.75. The price is to be adjusted to the amount indicated by an independent valuation opinion, which will be prepared by a specialized institution, to be chosen and contracted by Cemig.

The acquisition will also be conditional on complete conclusion of the transfer to Minas Gerais State of the stockholding interest in Gasmig, currently held in the name of MGI–Minas Gerais Participações S.A., in such a way that there is no burden for this transaction for Cemig.

Other investments

As well as the new acquisitions, the group made the following other investments in 2011:

Generation

Cemig GT is carrying out a wide-ranging program of revitalization of its plants, aiming to extend their useful life. There are refurbishment and modernization projects in progress at the São Simão, Volta Grande and Salto Grande hydroelectric plants. The program is planned to continue until 2025, and also includes the Três Marias, Itutinga, Camargos, Jaguara, Emborcação, Nova Ponte and Miranda plants, with total planned investment of R$ 1.664 billion.

At the same time Cemig continues to invest in automation of its facilities. Remote assistance has now been put in place at 13 plants, 12 small hydro plants (“PCH’s”) and 24 transmission substations. With its Automation Master Plan, Cemig will install remote assistance in 17 plants, 14 PCHs and 37 transmission substations. Completion of the whole program is planned for December 2016.

Transmission

Among the many investments made in transmission in 2011 we highlight those by Empresa Amazonense de Transmissão de Energia Elétrica S.A. (EATE) in four transmission lines: Sorriso–Sinop (76km), Novo Mutum–Sorriso (151km), Parecis–Brasnorte (111km) and Brasnorte–Juína (207km).

Cemig GT invested R$ 38 million in the construction of the Pimenta substation (138kV), and expansion of the Neves 1 substation (500kV).

Distribution

Of the investment programs in the distribution activity, we highlight the following:

Distribution development Plan (PDD)

During the process of the Tariff Review for the 2008–2012 period, Cemig’s Distribution and Sales Department (DDC) presented the regulator with a Distribution Development Plan (Plano de Desenvolvimento da Distribuição, or “PDD”), for the related period, specifying amounts totaling R$ 3.9 billion to be invested by Cemig D over 2008–2012.

Completion of the MacroProjects that comprise the PDD plan will facilitate sustainable growth in the market, by making electricity available, and will make a strong contribution to improving supply quality performance in terms of continuity, balance and voltage levels.

The Light for Everyone Program – “universalization” of access to electricity

At the end of 2011 Cemig concluded the Luz para Todos (“Light for Everyone”) Program in Minas Gerais for the period of 2004–2011. This covered 774 municipalities of its concession area, and connected no less than 285,913 homes in the rural area to the electricity network for the first time – this was almost 3 times the quantitative target of 105,000 homes initially specified by the Mining and Energy Ministry. Approximately R$ 3 billion was invested, in 633 municipalities, with 23% of the funding coming from the federal government, and 77% from the government of Minas Gerais State and from Cemig, bringing benefits to some 1.5 million people, and serving practically 100% of its concession area.

Natural gas

In 2011 Gasmig invested R$ 11.9 million in the gas pipeline networks of Minas Gerais, building 8.9km of pipeline network in the Metropolitan Region of Belo Horizonte, the South of Minas region (Sul de Minas), the “Steel Valley” (Vale do Aço) and the Mantiqueira region (Juiz de Fora).

A highlight of 2011 was a series of market studies for the start of works on the “South Ring” (Anel Sul) residential project for a steel pipeline to connect seven districts in the city of Belo Horizonte, to provide service to 66,700 clients by 2015.

As well as the residential segment, branches were completed for connection to vehicle fuel supply stations, industrial clients and commercial clients in the Metropolitan region of Belo Horizonte.

THE CAPITAL MARKET, AND DIVIDENDS

Cemig’s shares were first listed on the Minas Gerais stock exchange on October 14, 1960, and were listed on the São Paulo Stock Exchange (Bovespa) in 1972, under the tickers CMIG3 – for the ON (common) shares, and CMIG4 – for the PN (preferred) shares. Since October 2001, we have been part of the Level 1 Corporate Governance listing of the Bovespa. Cemig’s shares have also been traded on the Madrid Stock Exchange (as XCMIG) since 2002, and as ADRs on the New York Stock Exchange since 1993. Since 2001 they have been trading on the NYSE as level 2 ADRs.

Stockholding structure

On December 31, 2011 the Company’s registered capital was R$ 3.412 billion, as shown in the following chart:

Share prices

The following were the closing prices of our shares on the stock exchanges of São Paulo (Bovespa), New York (NYSE) and Madrid (Latibex) at the end of 2010 and 2011:

Name	Ticker	Currency	Close of 2010	Close of 2011
Cemig PN	CMIG4	R$	24.24	33.27
Cemig ON	CMIG3	R$	18.36	27.30
ADR PN	CIG	US$	15.13	17.79
ADR ON	CIG.C	US$	11.07	14.11
Cemig PN (Latibex)	XCMIG	Euro	12.30	13.33
Source: Economática. Prices adjusted for proceeds, including dividends.

The total trading in Cemig’s preferred shares, CMIG4, in 2011 on the São Paulo Stock Exchange was R$ 10.7 billion, with a daily average of just under R$ 48 million. This places the stock among the most traded on the Bovespa, providing investors with security and liquidity.

The daily volume traded in ADRs for the preferred shares on the New York Stock Exchange is similar to the trading volume in the Brazilian market – further indicating the strength of Cemig as a global investment option.

Cemig’s shares outperformed the São Paulo Stock Exchange index: CMIG3 rose 48.62% in the year, and CMIG4 rose 37.23%. This provided a total return to the stockholder, in 2011, of 14% for CMIG3 and 11% for CMIG4.

	CMIG4	CMIG3	CIG	CIG.C	IBOV	DJIA	IEE
2011	37.23%	48.62%	17.60%	27.46%	-18.11%	5.53%	19.72%

The market valuation is calculated as the total of the Company’s shares, at the price of the preferred shares on the last trading day of each year, and is twice the Company’s stockholders’ equity. The Company grew robustly in 2011 from 2010, demonstrating its constant objective of seek to add value and grow in a manner that is sustainable. Over the last five years Cemig’s market valuation has increased by 50%:

Source: Economática. Based on non-adjusted share prices.

These charts compare Cemig’s share prices over recent years with market indices.

DIVIDEND POLICY

Cemig, through its by-laws, assumes the undertaking to distribute a minimum dividend of 50% of the net profit for each year. Additionally, extraordinary dividends can be distributed each two years, or more frequently, if cash availability permits.

Dividends are paid in two equal installments: by June 30 and by December 30 of the year subsequent to the business year in which they were earned.

Extraordinary dividends

The Company made the following extraordinary payments in 2011 and 2010:

■

In a meeting held on December 16, 2010, the Board of Directors decided to declare an extraordinary dividend, in the amount of R$ 900 million, or R$ 1.32 per share, using the profit reserve established under the by-laws for this purpose. The payment of these dividends took place on December 29, 2010.

■

In a meeting held on December 15, 2011, the Board of Directors decided to declare an extraordinary dividend, in the amount of R$ 850 million, or R$ 1.25 per share, using the profit reserve established under the By-laws and other Profit Reserves for this purpose. These dividends were paid on December 28, 2011.

Dividend yield, %

PROPOSAL FOR ALLOCATION OF NET PROFIT

The Board of Directors will propose to the Annual General Meeting, to be held in April 2012, that the net profit for the year, of R$ 2.415 billion, should be allocated as follows:

■	R$ 1.294 billion (53.58% of net profit) for payment of dividends.

■	R$ 109 million to the Legal Reserve.

■	R$ 1.012 billion to be retained in Stockholders’ equity.

CORPORATE GOVERNANCE

Cemig’s Board of Directors has 14 members, appointed by the stockholders. In 2011, 26 meetings were held to decide on subjects ranging from strategic planning to investment projects.

We also have six Committees of Support to the Board of Directors. Their purpose is to ensure objectivity, consistency and quality in the decision process, providing an in-depth analysis of the matters within their specialization and issuing suggestions for decisions or actions, and opinions, to the Board.

The Audit Board is installed permanently, and has five members. In its current form, the Audit Board meets the requirements for exemption from constitution of an audit committee under the Securities Act and the Sarbanes-Oxley Law. In 2011 the Audit Board held 10 meetings.

Relationship with external auditors

We adopt a system of five-year rotation for our external independent auditors, complying with an order by the CVM (Securities Commission). Our financial statements are audited by KPMG Auditores Independentes. The services provided by independent auditors to Cemig and the majority of its subsidiaries were as follows:

Service	2011 R$ ‘000	% vs. auditing	2010 R$ ‘000	% vs. auditing
Audit of financial statements	624	100.00	1,113	100.00
Additional services:
- Diagnostics and evaluation of internal controls – SOX	255	40.90	239	21.49
- Review of tax returns and of the quarterly provisions for income tax and Social Contribution tax	121	19.33	76	6.83
- Audit of regulatory assets and liabilities	302	48.44	317	28.51
- Audit of R&D Projects	25	3.98	-	-
- Translation of reports	9	1.37	5	0.44
- Training in Corporate Tax Returns and changes in legislation	6	1.02	6	0.55
- Technical Financial Report for the State and World Bank - Pronoroeste Project	16	2.56	-	-
Overall total	1,358	217.60	1,756	157.82

The additional services do not, in the Board of Directors’ assessment, result in loss of independence by the external auditors and are not included in the items prohibited by the Sarbanes-Oxley Law nor by Article 23 of CVM Instruction 308 of May 14, 1999.

RISK MANAGEMENT

The risks within Cemig’s corporate structure refer to events that could prevent it from achieving the objectives and the guidelines established by the Company’s strategic planning. Risks are evaluated in terms of their financial impact, and the probability of their occurrence in the various businesses in the value chain.

Cemig manages risk on the basis of four aspects: objectives; risks; internal controls; and alignment.

In 2011 the Company created its Corporate Risk Monitoring Committee (CMRC), with the following remit:

(i)

To propose, for approval by the Executive Board, guidelines, policies and procedures to be adopted in the process of management of corporate risks, to ensure continuous improvements in the process, and to make sure they are disseminated.

(ii)	To select and present to the Executive Board, in its conclusions, priority actions addressing the risks categorized as “critical”.

(iii)

To submit for approval by the Executive Board operational mechanisms for strategic monitoring of the corporate risks identified, and effective actions to reduce the levels of financial exposure and intangible impacts to an acceptable level, having regard to the mitigating action plans, aligned with the Company’s Long-term Strategic Plan.

The Sarbanes-Oxley Law and certification of internal controls

Cemig received unqualified Certification of its Internal Controls for the consolidated financial statements, for the business year 2010, as stated in the Opinion of KPMG Auditores Independentes contained in its Annual Report filed on Form 20-F with the United States Securities and Exchange Commission (SEC) on June 29, 2011. This same result has been obtained since 2006.

Every year, based on an analysis and review of the mapping of risks in the processes at the business process and entity levels, the Company’s management documents and tests the effectiveness of the controls, including the controls supported by information technology, in accordance with the rules of the Securities and Exchange Commission (SEC) and based on the criteria of the Public Company Accounting Oversight Board (PCAOB), of the Committee of Sponsoring Organizations of the Treadway Commission (Coso) and of the Control Objectives for Information and Related Technology (Cobit).

TECHNOLOGICAL MANAGEMENT AND INNOVATION

In 11 years of its research and development program, Cemig has sought to invest in innovative projects on the most varied range of themes related to its business. Under Law 9991 of the year 2000, every year 1% of net operational revenue of its principal subsidiaries is allocated to projects for Research & Development, and Energy Efficiency.

Early in 2011 Cemig and the Minas Gerais Research Support Foundation (Fundação de Amparo à Pesquisa de Minas Gerais, or Fapemig) signed a working agreement for R&D projects related to the electricity sector. R$ 150 million will be invested over the next five years. In this period Cemig will finance R$ 100 million, and Fapemig will inject a further R$ 50 million.

Technology and alternative energy sources

Cemig continues to invest in projects that employ renewable energy sources, such as wind energy and solar energy, and small hydroelectric plants. In harmony with these efforts, there are also investments in projects focused on: rational use and conservation of energy; cogeneration, tri-generation and distributed generation; use of alternative fuels such as hydrogen, alcohol, natural gas, solid waste, industrial process wastes and biodiesel; improvement of electric vehicles; and plans for super-capacitors, intelligent windows and high temperature fuel cells.

In line with the global mobilization of awareness on climate change, Cemig has sought alternatives in energy all the way from the primary source to the final user, in the effort to ensure a sustainable future resulting from better use of electricity, with lower emissions.

Research and development projects

In 2010, 49 research and development projects were selected from a total of 220 received, and begun in 2011. The total investment of all the projects would have been R$ 480 million; total investment on the projects selected will be R$ 140 million. They are spread over 12 strategic theme areas of interest to Cemig and the electricity sector.

Following the signature of the working agreement with Fapemig and publication of a tender announcement in 2011, a further 229 proposals were submitted for projects costing a total of approximately R$ 385 million. The next phase of this process, selection and prioritization, is expected to be completed early in 2012.  The expected result of that tender is that approximately R$ 30 million will be invested in projects to be begun in 2012.

It should also be noted that our R&D projects have successfully attracted tax benefits representing a reduction of R$ 8 million in Cemig’s tax liability in 2011.

SOCIAL RESPONSIBILITY

As a provider of public services, we know that the relationship with the communities where we operate is not restricted to economic development, but also directly relates to the stage of social development.

Today Cemig is recognized for its sustainable activity and for its commitment to promote social development, generation of employment and social dignity through generation of electricity for all the citizens in the areas in which it operates.

Value added

The Value Added Statement (DVA) is an indicator of Cemig’s importance for society in general, and its generation of wealth: the added value created in 2011 was measured as R$ 14.383 billion - compared to R$ 12.555 billion in 2010.

People

Cemig believes that its human capital is a fundamental element in complying with its commitment to economic, social and environmental sustainability. With this focus, it seeks to adopt best practices in the employment market in its management of people.

Attraction and retention of talents

Bringing together the Company’s needs and its employees’ career development expectations, Cemig periodically carries out a process of internal mobility between careers, which provides employees with an entry into a professional career they are interested in, with both internal selection and an external competition.

As part of its management of talents for leadership, Cemig has held its Succession Management Program since 2007. The program aims to plan for replacement of leadership positions, and has become an appropriate tool for identifying potential successors with profiles that are appropriate to the competencies required. At present, 37% of the whole of Cemig’s leadership has originated from the Succession Management Program. In December 2011 this program was named winner of the Funcoge 2011 award in the “People Training and Development” category.

Leadership Development Program

The Leadership Development program includes a series of education programs, among which we draw attention to: Cemig Leadership in Management (Celig), the Advanced

Management Program, the Personal Skills Program for Potential Successors, the Paths of Leadership Program, and the International Tracks Program.

Number of employees

Culture and society

In 2011 our sponsorships continued to be aligned with the strategy of maintenance of projects that create and maintain a user public, and develop specific segments, operating jointly with the current public policies to improve the cultural environment in Minas Gerais state.

The Company’s two programs – Cemig Cultural, and Film it in Minas – supported 144 projects in 21 municipalities, meeting the aim intended by the Minas Gerais state Culture Department, of regionalizing production. The total invested in culture, including sponsorships receiving incentives from federal laws and donations of Cemig’s own funds, was R$ 15.2 million.

Environment

Cemig carries out and manages a group of initiatives that seek to contribute to sustainable development. They include the environmental education program in schools, the environmental reserves, the programs for preservation of flora and fauna, the programs directed to preservation of fish, and programs for urban trees.

Funds invested in environmental activities (R$ million)

The environmental dimension

Cemig carries out numerous activities in favor of environmental sustainability. The quality of water in its principal reservoirs is monitored regularly. This chart shows the levels of the principal reservoirs of Cemig’s power plants in 2011, compared to 2010.

Water storage levels at Cemig reservoirs, 2010  and 2011

Management of waste

The chart below shows the total of materials recycled or reused, and of waste allocated for final disposal, over the period 2008 to 2011, in tons. This includes lamps, insulating mineral oil, materials and equipment.

Fish study programs

Cemig launched its Peixe Vivo (“Fish Alive”) Program in 2007, to expand its efforts, in partnership with communities, fishermen and universities, to find and implement solutions to avoid or mitigate impacts on fish populations and create new fish preservation programs. In 2011 the number of fish released was 834,607– a total of 17,131.42kg of fish, released in 83 fish restocking actions.

One of the highlight projects in 2011 is a study of the behavior of fish downstream of dams. Using a technique never before employed in South America, acoustic telemetry,

Cemig aims to obtain information for conservation of species and avoid deaths of fish in power plants during stoppages and start-up of rotors.

Fauna and Flora

To widen the knowledge and availability of information about fauna and flora in its areas of operation, Cemig GT maintains environmental stations with a total of more than 4,000 hectares in two important biomes; the Atlantic Forest and the Cerrado.

The ASAS – Forest Animals Release Area – program, developed in a partnership between Cemig and Ibama at the Peti Environmental Station, received 638 animals confiscated from animal traffickers in 2011. The project receives the animals, ensures that they recover and reintroduces them to the wild in carefully chosen locations that are similar to the species’ natural habitats.

Cemig has two forest nurseries, at the Itutinga and Volta Grande Environmental Stations, and a seed laboratory. The saplings produced are of native species, produced for planting in cities and towns, and represent one of Cemig’s environmental programs in partnership with and for the benefit of society. Cemig produced 430,000 saplings, and a total of 89 hectares of riverbank forest, on seven reservoirs of the Company’s generation plants, was replanted.

The quality of the water in Cemig reservoirs is monitored regularly, in a network that includes the main river basins of Minas Gerais, with a total of 43 reservoirs and more than 200 stations for collection of physical, chemical and biological data.

Environmental education

In 2009 Cemig launched its Integrated Trees and Networks Handling Program (Programa Especial de Manejo Integrado de Árvores e Redes, or “Premiar”), to manage Cemig’s policies for handling of urban trees vis-à-vis electricity systems, to achieve harmonious coexistence between trees and the electricity network.

Since 2001 Cemig and its wholly-owned subsidiaries, in partnership with the Biodiversitas Foundation, have provided the Cemig Program of Environmental Education in Schools (Terra da Gente), which signed up 11 schools in 2001, bringing the total in the region of the Campo das Vertentes and Sul de Minas regions to 429 schools. The program provided teaching material to approximately 16,000 teachers, and involved more than 250,000 pupils.

Climate change

The global importance of debate on climate change leads Cemig to dedicate special attention to consolidation of its energy supply sources as predominantly renewable, and identification of business risks and opportunities, while focusing on a quest for solutions for adaptation and mitigation of the possible effects that could impact the Company’s business.

To formalize its commitment on climate change, Cemig issued the document Cemig –  10 Initiatives for the Climate (“Cemig – 10 Iniciativas para o Clima”), which sets out the principal lines of its approach.

As well as giving priority to the participation of renewable energy sources among its sources of supply – so far primarily through hydroelectric plants and wind farms –Cemig has a large number of initiatives in progress connected with the climate, and also programs that develop more efficient use of energy in interaction with the community.

The publication of the document is testimony to the Company’s efforts toward and commitment to a low-carbon economy, informing both society and investors of the lines of action it has undertaken.

RECOGNITION – AWARDS

Cemig’s efforts in 2011 led to recognition and awards reflecting the excellence of its activities by various sectors of society, among which we highlight the following:

The Dow Jones Sustainability Index

Cemig has once again been selected for inclusion in the Dow Jones Sustainability World Index (the “DJSI World”), for 2011–2012.  This brings the number of years that Cemig has been in this index to 12, and it continues to be the only company in the Latin American electricity sector that has been in the DJSI World Index since the creation of index, in 1999. Being part of the Dow Jones Sustainability Index reflects the degree of responsibility in all Cemig’s actions and commitment both to the world’s population of today and to future generations.

The ISE Corporate Sustainability Index

Cemig was selected, for the seventh year running, for the São Paulo stock exchange’s ISE Corporate Sustainability Index for 2011–12. The ISE reflects the return on a portfolio of shares listed on the BM&FBovespa that are recognized as committed to corporate sustainability, that is to say, they generate value for the stockholder in the long term, and are better prepared to maximize corporate opportunities, minimizing the risks associated with their activities.

The accounting profession’s “Transparency Trophy”

Once again the accounting community gave recognition to the quality and clarity of Cemig’s financial statements. 2011 was the eighth year running in which Cemig has won the Transparency Trophy (Troféu Transparência), awarded by Anefac, Fipecafi, Serasa and Experian, and Cemig was especially lauded for its track record in this award. The Company received its prize in the category of Listed Companies Billing Over

R$ 8 billion, as one of the 10 listed companies in Brazil with the best financial statements.

The Coge Foundation Prize

Cemig received this award in 2011 in the People Training and Development category, for its Succession Management Program. The award is a recognition of the Company’s efforts in training and preparing leaders, and a recognition that people are one of the key factors that make possible the changes that are necessary for the strategic challenges and imperatives that the Company faces.

Electricity sector

Cemig once again received nationwide recognition for its activity in the electricity sector, with second place in electricity in the As Melhores do Dinheiro ranking organized by Isto é Dinheiro magazine. The award recognized companies that were outstanding in 27 sectors of the economy. In electricity, Cemig received highlight positions in three areas: First place in Human Resources; second place in Corporate Governance, and third place in Financial Sustainability.

The Abap Sustainability Award

Cemig once again won a distinguished position in the Abap Sustainability Award, with first place in the Companies category, in the third annual award of this prize. This is promoted by the Brazilian Advertising Agencies’ Association (Associação Brasileira de Agências de Publicidade, the Minas Gerais chapter being Abap-MG), and recognized the company’s work in favor of cultural, social and environmental development of the State. Cemig won the award for the company or institution most remembered for sustainable actions in the cultural, social and environmental areas.

Apimec Award

Cemig’s Chief Officer for Finance and Investor Relations, Luiz Fernando Rolla, was elected the Best Investor Relations Professional of 2010 by the 2011 Apimec awards – the 38th annual awards by the Brazilian Association of Capital Markets Investment Analysts and Professionals (Associação dos Analistas e Profissionais de Investimento do Mercado de Capitais, or Apimec). The Investor Relations Professional category recognizes investor relations professionals in companies that have securities traded in the Brazilian market, and their obligatory information up to date with the Brazilian Securities Commission (CVM).

Sport-Friendly Companies award

Cemig was highlighted in two categories in the second annual “Sport-Friendly Companies” award (Prêmio Empresário Amigo do Esporte), promoted by the Ministry of Sport in 2011. It also won first place in the Best Friend of Regional Sport category, and third place in the category Dedication and Incentive to Sport.

The Best Friend of Regional Sport category rewards companies that invest in sports and Para Sports projects in 90 states of Brazil.

The Dedication and Incentive to Sport category is nationwide, and seeks to reward categories that have fulfilled  the maximum of their sports incentive potential, that is to say allocating 1% of the total income tax paid, and have voluntarily declared that percentage in favor of sporting projects.

Best Communication with Journalists

The Companies that Best Communicate with Journalists award, promoted by Negócios da Comunicação (Communications Business) magazine, attested to the quality of the relationship that Cemig has with the media. In the electricity sector, Cemig was classified among the three best companies, based on a survey of 2,500 journalists from all over Brazil.

12th Annual Best Annual Report survey – Honorable Mention

Cemig’s Annual Report published in 2011 was highlighted under the Strategy criterion of the 12th annual Abrasca Awards, given by the Brazilian Listed Companies’ Association (Associação Brasileira das Companhias Abertas, or Abrasca). The award aims to encourage optimum quality of information presented to the market, and thus, ever-improving corporate governance mechanisms, among Brazil’s listed companies.

National Quality Prize

Cemig was rewarded with two highlight positions in the National Quality Prize (PNQ), the most important prize recognizing management in Brazil. The award is offered by the National Quality Foundation (Fundação Nacional da Qualidade, or FNQ). Cemig’s two wholly-owned subsidiaries, Cemig D (Distribution) and Cemig GT (Generation and Transmission) were highlighted in the awards in two criteria: Processes and Clients.

The award, now in its 20th year, encourages improvement in quality of management and increase of competitiveness among Brazilian organizations. Last year, Cemig D won the status of Finalist in the awards.

The Leaders of Brazil Prize

In these awards, promoted by the Entrepreneurial Leaders Group (Grupo de Líderes Empresariais, or LIDE), Brasil Econômico newspaper and the SBT television network, Cemig’s CEO, Mr. Djalma Bastos de Morais, received the Leader in Environmental Management in 2011 Award. This was the first year of these awards, which recognized entrepreneurs and executives who stand out in their sectors and help keep Brazil in the world’s headlines.

FINAL REMARKS

Cemig’s management is grateful to its majority stockholder, Minas Gerais State, for the trust and support that it has constantly shown during the year. It also thanks the other federal, state and municipal authorities, the communities served by the Company, the stockholders, other investors, and, above all, its highly qualified group of employees, for their dedication.

SOCIAL STATEMENT

CONSOLIDATED

1 - Basis of calculations	2011			2010
	Amount (R$‘000)			Amount (R$‘000)

Net sales revenue (NR)	15,814,227			13,846,934

Operational profit (OP)	4,416,547			3,646,795

Gross payroll (GP)	1,131,846			1,071,921
2 - Internal social indicators	NOMINAL R$ ‘000	% of GP	% of NR	NOMINAL R$ ‘000	% of GP	% of NR

Food	70,032	6.19	0.44	78,643	7.34	0.57

Mandatory charges and payments based on payroll	278,467	24.60	1.76	268,002	25.00	1.94

Private pension plan	67,393	5.95	0.43	107,038	9.99	0.77

Health	43,849	3.87	0.28	43,002	4.01	0.31

Safety and medicine in the workplace	10,786	0.95	0.07	11,001	1.03	0.08

Education	2,182	0.19	0.01	1,256	0.12	0.01

Culture	88	0.01	-	134	0.01	-

Training and professional development	26,200	2.31	0.17	38,687	3.61	0.28

Provision of or assistance for day-care centers	1,854	0.16	0.01	1,814	0.17	0.01

Profit sharing	218,156	19.27	1.38	325,085	30.33	2.35

Others	16,539	1.46	0.10	31,256	2.92	0.23

Internal social indicators – Total	735,546	64.99	4.65	905,918	84.51	6.54
3 - External social indicators	NOMINAL R$ ‘000	% of OP	% of NR	Amount (R$ ‘000)	% of OP	% of NR

Education	1,024	0.02	0.01	401	0.01	-

Culture	15,273	0.35	0.10	18,578	0.51	0.13

Other donations/subsidies / ASIN project / Sport	84,600	1.92	0.53	58,460	1.60	0.42

Total contributions to society	100,897	2.28	0.64	77,439	2.12	0.55

Taxes (excluding obligatory payroll-related amounts)	8,396,455	190.11	53.09	7,073,605	193.97	51.08

External social indicators – Total	8,497,352	192.39	53.73	7,151,044	196.09	51.63
4 - Environmental indicators	Amount (R$ ‘000)	% of OP	% of NR	Amount (R$ ‘000)	% of OP	% of NR

Capital expenditure related to company operations	116,532	2.64	0.74	86,686	2.38	0.63

In relation to setting of annual targets to minimize toxic waste and consumption during operations, and increase the efficacy of use of natural resources, the company:	( X ) has no targets ( ) meets 0–50% of targets		( ) meets 0–50% of targets ( ) meets 0–50% of targets	( X ) has no targets ( ) meets 0–50% of targets		( ) meets 0–50% of targets ( ) meets 0–50% of targets

5 - Workforce indicators	2011			2010

Number of employees at end of period	8,706			8,859

Number of hirings during period	7			6

Number of outsourced employees	NA			NA

Number of interns	344			455

Number of employees over 45 years old	3,887			3,255

Number of women employed	1,131			1,149

% of supervisory positions held by women	12,6			14,28

Number of African-Brazilian employees	2,752			2,798

% of supervisory positions held by African-Brazilians	13,77			12,54

Number of employees with disabilities	47			54

6 - Corporate citizenship	2011			2012 targets

Ratio of highest to lowest compensation	18.10			NA

Total number of work accidents	60			NA

Who selects the social and environmental projects developed by the company?	( ) senior management	( X ) senior management and functional managers	( ) all the employees	( ) senior management	( X ) senior management and functional managers	( ) all the employees

Who decides the company’s work environment health and safety standards?	( ) senior management and functional managers	( X ) all the employees	( ) All teams + IAPC (**)	( ) senior management and functional managers	( X ) all the employees	( ) All teams + IAPC (**)

In relation to labor union freedom, the right to collective bargaining and/or internal employee representation, the company:	( ) doesn’t get involved	( X ) follows ILO rules	( ) encourages and follows ILO	( ) will not get involved	( X ) will follow ILO rules	( ) will encourage and follow ILO

The company pension plan covers:	( ) senior management	( ) senior management and functional managers	( X ) all the employees	( ) senior management	( ) senior management and functional managers	( X ) all the employees

The profit-sharing program covers:	( ) senior management	( ) senior management and functional managers	( X ) all the employees	( ) senior management	( ) senior management and functional managers	( X ) all the employees

In selection of suppliers, the standards of ethics and social and environmental responsibility adopted by the company:	( ) are not considered	( ) are suggested	( x ) are required	( ) will not be considered	( ) will be suggested	( X ) will be required

In relation to employee participation in volunteer work programs, the company:	( ) doesn’t get involved	( ) supports	( X ) organizes and encourages	( ) will not get involved	( ) will support	( X ) will organize and encourage

Total number of consumer complaints and criticisms:	In the company NA	At Procon NA	In Court NA	In the company NA	At Procon NA	In Court NA

% of complaints and criticisms met or solved:	In the company NA	At Procon NA	In Court NA	In the company NA	At Procon NA	In Court NA

Total added value distributable (R$ ‘000)	In 2011:		14,383,065	In 2010:		12,554,816

Distribution of added value (DVA)	58.38% government		9.00% stockholders	56.34% government		8.99% stockholders
	9.96% employees	14.87% others	7.79% retained	11.95% employees	13.73% others	8.99% retained
7 - Other information
I.

Of total funds deployed on the environment in 2011, approximately R$ 53.7 million refers to the social-environmental programs put in place during the construction of new hydroelectric plants and transmission lines.

II.

Waste generated is quantified, monitored and controlled in accordance with corporate procedures for handling, transport, storage and disposal. These procedures are developing in the direction of setting of annual targets for waste reduction.

III.

We highlight the recycling of fluorescent lamps of the company’s concession area, totaling 63 tons of lamps in 2011. Also, Cemig itself regenerated and re-used, in 2011, approximately 143 tons of insulating mineral oil withdrawn from electrical equipment.

III.					Consumption of electricity and fuel is quantified annually; there are no targets for reduction.
IV.					14,799 tons of materials and equipment were sold or recycled. These materials include porcelain insulating components, scrap metal parts of meters, reactors, cables, wires and batteries.

* Recorded in the account line “Investments related to the Company’s operations”.

MEMBERS OF BOARDS

BOARD OF DIRECTORS
Dorothea Fonseca Furquim Werneck	Paulo Sérgio Machado Ribeiro
Djalma Bastos de Morais	Lauro Sérgio Vasconcelos David
Antônio Adriano Silva	Marco Antonio Rodrigues da Cunha
Arcângelo Eustáquio Torres Queiroz	Franklin Moreira Gonçalves
Francelino Pereira dos Santos	Leonardo Maurício Colombini Lima
João Camilo Penna	Guilherme Horta Gonçalves Júnior
Joaquim Francisco de Castro Neto	Adriano Magalhães Chaves
Maria Estela Kubitschek Lopes	Fernando Henrique Schüffner Neto
Guy Maria Villela Paschoal	Cezar Manoel de Medeiros
Eduardo Borges de Andrade	Tarcísio Augusto Carneiro
Otávio Marques de Azevedo	Paulo Márcio de Oliveira Monteiro
Paulo Roberto Reckziegel Guedes	Bruno Magalhães Menicucci
Ricardo Coutinho de Sena	Newton Brandão Ferraz Ramos
Saulo Alves Pereira Junior	José Augusto Gomes Campos

AUDIT BOARD
Aristóteles Luiz Menezes Vasconcellos Drummond	Marcus Eolo de Lamounier Bicalho
Luiz Guaritá Neto	Ari Barcelos da Silva
Thales de Souza Ramos Filho	Aliomar Silva Lima
Vicente de Paulo Barros Pegoraro	Newton de Moura
Helton da Silva Soares	Rafael Cardoso Cordeiro

EXECUTIVE BOARD
NAME	POST
Djalma Bastos de Morais	Chief Executive Officer
Arlindo Porto Neto	Deputy Chief Executive Officer
Fernando Henrique Schüffner Neto	Chief New Business Development Officer
Frederico Pacheco de Medeiros	Chief Corporate Management Officer
Fuad Jorge Noman Filho	Chief Officer for the Gas Division
José Carlos de Mattos	Chief Distribution and Sales Officer
José Raimundo Dias Fonseca	Chief Trading Officer
Luiz Fernando Rolla	Chief Finance and Investor Relations Officer
Luiz Henrique de Castro Carvalho	Chief Generation and Transmission Officer
Luiz Henrique Michalick	Chief Institutional Relations and Communication Officer
Maria Celeste Morais Guimarães	Chief Counsel

INVESTOR RELATIONS

Investor Relations Office: Tel.: (+55-31) 3506-5024 and 3506-5028

Fax: (+55-31) 3506-5025 and 3506-5026

Web: www.cemig.com.br

E-Mail: ri@cemig.com.br

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS AT DECEMBER 31, 2011 AND 2010

ASSETS

(THOUSANDS 0F R$)

	Note	Consolidated		Parent Company
		2011	2010	2011	2010
CURRENT
Cash and cash equivalents	6	2,862,490	2,979,693	226,695	302,741
Short-term investments	7	358,987	321,858	180,000	55
Consumers and traders	8	2,549,546	2,262,585	-	-
Concession holders - transport of energy		427,060	400,556	-	-
Financial assets of the concession	13	1,120,035	625,332	-	-
Recoverable taxes	9	354,126	374,430	72,570	5,233
Income tax and social contribution recoverable	10 a	220,760	489,813	-	-
Traders – free energy transactions		22,080	29,959	-	-
Dividends receivable		-	-	195,196	230,405
Inventories		54,430	41,080	15	16
Other credits		562,135	560,270	8,801	13,889
TOTAL CURRENT ASSETS		8,531,649	8,085,576	683,277	552,339

NON- CURRENT
Account receivable from the State of Minas Gerais Government	12	1,830,075	1,837,088	-	-
Credit Receivables Investment Fund	12	-	-	1,010,079	946,571
Deferred income tax and social contribution	10 b	2,036,087	1,800,567	424,449	345,472
Recoverable taxes	9	327,948	139,883	4,334	426
Income tax and social contribution recoverable	10 a	23,605	83,438	19,548	80,117
Escrow deposits	11	1,387,711	1,027,206	275,721	195,517
Consumers and traders	8	158,770	95,707	-	-
Other credits		184,367	138,413	50,694	31,737
Financial assets of the concession	13	8,777,822	7,315,756	-	-
Investments	14	176,740	-	11,994,523	11,313,969
Property, plant and equipment	15	8,661,791	8,228,513	1,723	2,066
Intangible assets	16	5,261,181	4,803,687	657	838
TOTAL, NON-CURRENT		28,826,097	25,470,258	13,781,728	12,916,713
TOTAL ASSETS		37,357,746	33,555,834	14,465,005	13,469,052

The notes are an integral part of these  financial statements.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS AT DECEMBER 31, 2011 AND 2010

LIABILITIES AND SHAREHOLDERS’ EQUITY

(THOUSANDS OF R$)

	Note	Consolidated		Parent Company
		2011	2010	2011	2010
CURRENT
Suppliers	17	1,189,848	1,121,009	12,059	1,687
Regulatory charges	20	368,229	384,415	-	-
Employee profit sharing		89,512	116,183	9,357	5,129
Taxes payable	18a	516,553	403,533	35,740	32,836
Income tax and social contribution payable	18b	129,384	137,035	-	-
Interest on capital and dividends payable		1,243,086	1,153,895	1,243,086	1,153,895
Loans and financings	19	4,382,069	1,573,885	1,011,830	373,599
Debentures	19	3,438,991	628,681	-	-
Payroll and related charges		271,891	243,258	12,987	12,478
Employee post-retirement benefits	21	100,591	99,220	3,706	3,703
Provision for losses on financial instruments		25,764	69,271	-	-
Related parties		-	-	8,646	6,687
Other obligations		414,049	472,973	15,137	14,655
TOTAL CURRENT LIABILITIES		12,169,346	6,403,358	2,352,548	1,604,669

NON- CURRENT
Regulatory charges	20	262,202	142,481	-	-
Loans and financings	19	5,358,450	6,244,475	18,397	36,794
Debentures	19	2,599,559	4,779,449	-	-
Taxes payable	18a	897,087	692,803	-	-
Deferred Income tax and social contribution	18b	1,234,024	1,065,399	-	-
Provisions	22	549,439	370,907	185,952	187,553
Concessions payable		129,696	117,802	-	-
Employee post-retirement benefits	21	2,186,568	2,061,608	96,245	92,349
Other obligations		226,427	201,419	66,915	71,554
TOTAL, NON-CURRENT LIABILITIES		13,443,452	15,676,343	367,509	388,250
TOTAL LIABILITIES		25,612,798	22,079,701	2,720,057	1,992,919

SHAREHOLDERS’ EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY	23
Share capital		3,412,073	3,412,073	3,412,073	3,412,073
Capital reserves		3,953,850	3,953,850	3,953,850	3,953,850
Profit reserves		3,292,871	2,873,253	3,292,871	2,873,253
Accumulated other comprehensive income		1,080,800	1,210,605	1,080,800	1,210,605
Accumulated foreign currency translation adjustment		5,354	(772)	5,354	(772)
Funds allocated for capital increase		-	27,124	-	27,124
TOTAL SHAREHOLDERS’ EQUITY		11,744,948	11,476,133	11,744,948	11,476,133
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		37,357,746	33,555,834	14,465,005	13,469,052

The notes are an integral part of these financial statements.

CONSOLIDATED INCOME STATEMENT

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(THOUSANDS OF R$, EXCEPT EARNINGS PER SHARE)

	Note	Consolidated		Parent Company
		2011	2010 (Reclassified)	2011	2010
REVENUES	24	15,814,227	13,846,934	347	432

OPERATING COSTS
COST OF ELECTRICITY AND GAS	25
Electricity purchased for resale		(4,277,980)	(3,721,585)	-	-
Charges for the use of the basic transmission grid		(830,024)	(728,839)	-	-
Gas purchased for resale		(329,105)	(225,398)	-	-
		(5,437,109)	(4,675,822)	-	-
OPERATING COST	25
Personnel and management		(933,954)	(967,117)	-	-
Materials		(72,801)	(125,613)	-	-
Outsourced services		(739,674)	(804,921)	-	-
Depreciation and amortization		(866,977)	(866,709)	-	-
Operating provisions		(70,598)	(14,202)	-	-
Royalties for usage of water resources		(153,979)	(140,404)	-	-
Cost of Construction		(1,529,269)	(1,327,693)	-	-
Other		(152,463)	(45,913)	-	-
		(4,519,715)	(4,292,572)	-	-

TOTAL COST		(9,956,824)	(8,968,394)	-	-

GROSS PROFIT		5,857,403	4,878,540	347	432

OPERATING EXPENSES	25
Selling expenses		(189,820)	(283,180)	-	-
General and administrative expenses		(840,961)	(367,141)	(68,915)	30,618
Other operating expenses		(413,713)	(581,424)	(23,423)	(9,339)
		(1,444,494)	(1,231,745)	(92,338)	21,279
Operating profit before finance expenses and income taxes		4,412,909	3,646,795	(91,991)	21,711
Equity gain (loss) on subsidiaries		(744)	-	2,520,216	2,104,382
Financial revenues	26	994,995	849,098	173,469	63,494
Financial expenses	26	(2,050,786)	(1,673,607)	(167,469)	(66,213)
Profit before income tax		3,356,374	2,822,286	2,434,225	2,123,374

Income tax and social contribution	10c	(1,111,451)	(871,930)	(143,287)	(118,746)
Deferred income tax and social contribution	10c	170,527	307,620	124,512	253,348
PROFIT FOR THE YEAR		2,415,450	2,257,976	2,415,450	2,257,976

Basic earnings per preferred and common share	23	3.54	3.41	3.54	3.41
Diluted earnings per preferred and common share	23	3.54	3.41	3.54	3.41

The notes are an integral part of these financial statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(THOUSANDS OF R$)

	Note	Consolidated		Parent Company
		2011	2010	2011	2010

PROFIT FOR THE YEAR		2,415,450	2,257,976	2,415,450	2,257,976

OTHER COMPREHENSIVE INCOME
Foreign currency translation differences for foreign operations		6,126	(922)	6,126	(922)

Cash flow hedge instruments		(1,252)	2.111	(1,252)	2.111
Deferred income tax and social contribution		426	(718)	426	(718)
		(826)	1,393	(826)	1,393

COMPREHENSIVE INCOME FOR THE YEAR		2,420,750	2,258,447	2,420,750	2,258,447

The notes are an integral part of these financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(THOUSANDS OF R$)

	Share capital	Capital reserves	Profit reserves	Accumulated other comprehensive income	Accumulated foreign currency translation adjustment	Accumulated losses	Funds allocated for capital increase	Total shareholders’ equity
BALANCE AT DECEMBER 31, 2009	3,101,884	3,969,099	3,177,248	1,343,383	150	(453,387)	27,124	11,165,501
Profit for the year	-	-	-	-	-	2,257,976	-	2,257,976
Other comprehensive income:
Foreign currency transaction differences	-	-	-	-	(922)	-	-	(922)
Cash flow hedge instruments	-	-	-	1,393	-	-	-	1,393
Total comprehensive income for the year	-	-	-	1,393	(922)	2,257,976		2,258,447

Transactions with shareholders recorded directly in shareholders’ equity
Ordinary Dividends (R$1.65 per share)	-	-	-	-	-	(1,128,988)	-	(1,128,988)
Extraordinary Dividends (R$1.32 per share)	-	-	(900,000)	-	-	-	-	(900,000)
Proposed additional dividends (R$$0.10 per share)	-	-	67,086	-	-	(67,086)	-	-
Other changes in shareholders’ equity
Capital increase	310,189	(15,249)	(294,940)	-	-	-	-
Acquisition of jointly-controlled subsidiaries – effect of first-time adoption of IFRS	-	-	-	-	-	81,173	-	81,173
Constitution of Reserves							-
Legal reserve	-	-	112,899	-	-	(112,899)	-	-
Retained earnings	-	-	710,960	-	-	(710,960)	-	-
Realization of reserves	-	-	-	-	-	-	-	-
Revaluation of property, plant and equipment	-	-	-	(134,171)	-	134,171	-	-
BALANCE AT DECEMBER 31, 2010	3,412,073	3,953,850	2,873,253	1,210,605	(772)	-	27,124	11,476,133

BALANCE AT DECEMBER 31, 2010	3,412,073	3,953,850	2,873,253	1,210,605	(772)	-	27,124	11,476,133
Profit for the year	-	-	-	-	-	2,415,450	-	2,415,450
Other comprehensive income:
Foreign currency transaction differences	-	-	-	-	6,126	-	-	6,126
Cash flow hedge instruments	-	-	-	(826)	-	-	-	(826)
Total comprehensive income for the year	-	-	-	(826)	6,126	2,415,450	-	2,420,750

Transactions with shareholders recorded directly in shareholders’ equity
Ordinary Dividends (R$ 1.77 per share)	-	-	-	-	-	(1,207,725)	-	(1,207,725)
Extraordinary Dividends (R$1.25 per share)	-	-	(850,000)	-	-	-	-	(850,000)
Proposed additional dividends of 2010 paid in 2011 (R$0.10 per share)	-	-	(67,086)	-	-	-	-	(67,086)
Proposed additional dividends of 2011(R$$0.13 per share)	-	-	86,316	-	-	(86,316)	-	-
Other changes in shareholders’ equity
Devolution of Funds allocated for capital increase	-	-	-	-	-	-	(27,124)	(27,124)
Constitution of Reserves
Legal reserve	-	-	109,210	-	-	(109,210)	-	-
Retained earnings	-	-	1,141,178	-	-	(1,141,178)	-	-
Realization of reserves
Revaluation of property, plant and equipment	-	-	-	(128,979)	-	128,979	-	-
BALANCE AT DECEMBER 31, 2011	3,412,073	3,953,850	3,292,871	1,080,800	5,354	-	-	11,744,948

The notes are an integral part of these financial statements.

STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(THOUSANDS OF R$)

	Consolidated		Parent Company
	2011	2010 (Reclassified)	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES
PROFIT FOR THE YEAR	2,415,450	2,257,976	2,415,450	2,257,976
Expenses (revenues) not affecting cash and cash equivalents
Income tax and social contribution	(170,527)	(307,620)	(124,512)	(253,348)
Depreciation and amortization	939,327	895,581	370	222
Loss on disposal of property, plant and equipment and intangible assets	21,434	502	183	823
Equity gain (loss) on subsidiaries	744	-	(2,520,216)	(2,104,382)
Interest and monetary variation	(782,764)	(515,615)	(184,280)	(40,596)
Operating provisions	342,161	(77,801)	(1,892)	(138,479)
Amortization of goodwill on acquisitions	85,520	71,746	-	-
Employee post-retirement benefits	286,578	208,048	13,671	-
Other	-	-	(29)	14,636
	3,137,923	2,532,817	(401,255)	(263,148)
(Increase) / decrease in assets
Consumers and traders	(513,653)	(32,243)	-	-
Accounts receivable from the Minas Gerais State Government	173,233	115,964	-	-
Recoverable taxes	(64,129)	107,526	34,859	34,327
Income tax and social contribution recoverable	328,886	(74,806)
Concession holders – transport of energy	(26,504)	(33,572)	-	-
Escrow deposits	(225,658)	(399,639)	54,643	(100,056)
Dividends received from subsidiaries	-	-	2,285,883	2,266,708
Financial assets	659,702	501,418	-	-
Other	(53,290)	(124,630)	(35,692)	50,287
	278,587	60,018	2,339,693	2,251,266
Increase (decrease) in liabilities
Suppliers	68,839	268,814	10,372	(12,588)
Taxes payable	317,304	1,516	2,904	40,690
Payroll and related charges	28,633	(110,033)	509	(5,945)
Regulatory charges	103,535	60,181	-	-
Loans, financings and debentures	245,911	285,747	(11,769)	241
Employee post-retirement benefits	(160,247)	(56,247)	(9,772)	(10,125)
Other	(122,296)	333,260	2,321	68,429
	481,679	783,238	(5,435)	80,702
NET CASH FROM OPERATING ACTIVITIES	3,898,189	3,376,073	1,933,003	2,068,820

	Consolidated		Parent Company
	2011	2010 (Reclassified)	2011	2010
CASH FLOWS FROM INVESTING ACTIVITIES
In investments	(177,484)	-	(411,012)	(891,415)
In short-term investments	(37,129)	(321,858)	(179,945)	(55)
In financial assets of the concession	(1,025,894)	(1,477,201)	-	-
In property, plant and equipment	(924,223)	(347,479)	-	(699)
In intangible assets	(1,851,993)	(2,297,772)	-	-
NET CASH USED IN INVESTING ACTIVITIES	(4,016,723)	(4,444,310)	(590,957)	(892,169)

CASH FLOWS OF FINANCING ACTIVITIES
Loans, financings and debentures obtained	4,255,451	6,227,342	1,000,000	350,000
Repayment of loans, financings and debentures	(2,218,500)	(4,775,489)	(368,397)	(18,396)
Payments of FIDC Fund	-	-	-	(33,336)
Interest on capital and dividends paid	(2,035,620)	(1,828,882)	(2,035,620)	(1,828,882)
NET CASH FROM (USED IN) FINANCING ACTIVITIES	1,331	(377,029)	(1,418,092)	(1,530,614)

NET CHANGE IN CASH AND CASH EQUIVALENTS	(117,203)	(1,445,266)	(76,046)	(353,963)

STATEMENT OF CHANGES IN CASH AND CASH EQUIVALENTS
Beginning of the year	2,979,693	4,424,959	302,741	656,704
End of the year	2,862,490	2,979,693	226,695	302,741
	(117,203)	(1,445,266)	(76,046)	(353,963)
PAYMENTS MADE IN THE YEAR
Interest on loans, financings and debentures	1,082,453	803,131	32,665	7,744
Income tax and social contribution	885,373	501,846	41,604	31,674

NONCASH TRANSACTIONS
Financial charges transferred to property, plant and equipment	46,643	17,116	-	-

The notes are an integral part of these financial statements.

STATEMENTS OF ADDED VALUE

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(THOUSANDS OF R$)

	Consolidated				Parent Company
	2011		2010 (Reclassificado)		2011		2010
REVENUES
Sales of electricity, gas and services	22,810,729		19,941,661		347		432
Provision for doubtful receivables	(163,629)		(104,983)		-		-
	22,647,100		19,836,678		347		432
INPUTS ACQUIRED FORM THIRD PARTIES
Electricity bought for resale	(4,277,980)		(3,721,585)		-		-
Charges for the use of the basic transmission grid	(830,024)		(728,839)		-		-
Outsourced services	(1,030,827)		(923,315)		(12,962)		(14,967)
Gas purchased for resale	(329,105)		(225,398)		-		-
Materials	(97,752)		(133,660)		(222)		(372)
Cost of Construction	(1,529,269)		(1,327,693)		-		-
Other operating costs	(266,349)		(206,549)		(17,261)		99,076
	(8,361,306)		(7,267,039)		(30,445)		83,737

GROSS VALUE ADDED	14,285,794		12,569,639		(30,098)		84,169

RETENTIONS
Depreciation and amortization	(939,327)		(895,581)		(370)		(222)
NET ADDED VALUE PRODUCED BY THE COMPANY	13,346,467		11,674,058		(30,468)		83,947

TRANSFERRED ADDED VALUE
Equity gain (loss) on subsidiaries	(744)		-		2,520,216		2,104,382
Financial revenues	1,037,342		880,758		215,425		102,038
	1,036,598		880,758		2,735,641		2,206,420

ADDED VALUE TO BE DISTRIBUTED	14,383,065		12,554,816		2,705,173		2,290,367

DISTRIBUTION OF ADDED VALUE		%		%		%		%

Employees	1,433,023	9.95	1,499,676	11.95	51,272	1.89	52,815	2.31
Direct remuneration	1,002,811	6.96	1,041,447	8.31	26,173	0.97	20,916	0.92
Benefits	349,526	2.43	339,538	2.70	18,069	0.67	18,945	0.83
FGTS	60,414	0.42	78,439	0.62	3,251	0.12	3,108	0.13
Other	20,272	0.14	40,252	0.32	3,779	0.13	9,846	0.43

Taxes, charges and contributions	8,396,455	58.38	7,073,605	56.34	70,154	2.59	(87,520)	(3.82)
Federal	4,779,297	33.23	3,885,486	30.95	70,041	2.59	(87,726)	(3.83)
State	3,609,457	25.10	3,174,390	25.28	58	-	189	0.01
Municipal	7,701	0.05	13,729	0.11	55	-	17	-

Remuneration of third party capital	2,138,137	14.87	1,723,559	13.73	168,297	6.22	67,096	2.93
Interest	2,050,786	14.26	1,665,925	13.27	167,469	6.19	66,213	2.89
Rentals	87,351	0.61	57,634	0.46	828	0.03	883	0.04

Remuneration of own capital	2,415,450	16.80	2,257,976	17.98	2,415,450	89.30	2,257,976	98.58
Interest on equity, and dividends	1,207,725	8.40	1,128,988	8.99	1,207,725	44.65	1,128,988	49.29
Retained earnings	1,207,725	8.40	1,128,988	8.99	1,207,725	44.65	1,128,988	49.29
	14,383,065	100.00	12,554,816	100.00	2,705,173	100.00	2,290,367	100.00

The notes are an integral part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS

AS AT DECEMBER 31, 2011 AND 2010

(FIGURES IN THOUSANDS OF R$, EXCEPT WHERE OTHERWISE INDICATED)

1.          OPERATIONS

a)          The Company

Companhia Energética de Minas Gerais (CEMIG or the Company) is a listed Brazilian corporation, enrolled on the Brazilian Registry of Corporate Taxpayers (CNPJ) under 17.155.730/0001-64. Its shares are traded at Corporate Governance Level 1 on the BM&FBovespa exchange (Bovespa) and on the New York (NYSE) and Madrid (Latibex) Stock Exchanges. The Company is an entity domiciled in Brazil, with its head office at Avenida Barbacena 1200, Belo Horizonte, Minas Gerais. It operates exclusively as a holding company, with equity interests in individually or jointly controlled subsidiaries. The main objectives of its subsidiaries are the construction and operation of systems for generation, transformation, transmission, distribution and trading of electric power, as well as the development of activities in the different energy fields, for commercial purposes.

CEMIG has equity interests in the following subsidiaries and jointly controlled entities that were in operation at December 31, 2011:

■           Cemig Geração e Transmissão S.A. (Cemig Geração e Transmissão) (subsidiary) Electric power generation and transmission, through 52 power plants (46 hydroelectric power plants, 4 wind power plants and 2 thermoelectric power plants) and transmission lines, mostly belonging to the Brazilian national generation and transmission grid system.

Cemig Geração e Transmissão has equity interests in the following subsidiaries and jointly controlled entities:

- Hidrelétrica Cachoeirão S.A. (Cachoeirão) (jointly controlled): Production and sale of electric power as an independent power producer, through the Cachoeirão hydroelectric power plant located at Pocrane, in the State of Minas Gerais. The plant began operating in 2009;

- Baguari Energia S.A. (Baguari Energia) (jointly controlled): Construction, operation, maintenance and commercial operation of the Baguari Hydroelectric Plant, through participation in the UHE Baguari Consortium (Baguari Energia 49.00% and Neoenergia 51.00%), located on the Doce river in Governador Valadares, the State of Minas Gerais. The plant began operation of its units during the period from September 2009 to May 2010;

- Transmissora Aliança de Energia Elétrica S.A (TAESA) (jointly controlled): Construction, operation and maintenance of electric power transmission facilities in 11 states of Brazil. TAESA has the following subsidiaries: Empresa de Transmissão do Alto Uruguai S.A. (ETAU), Brasnorte Transmissora de Energia S.A. (Brasnorte) and Abengoa.

- Central Eólica Praias de Parajuru S.A. (Parajuru) (jointly controlled): Production and sale of electric power through the Parajuru wind farm, in the city of Beberibe, in the State of Ceará. The plant began operating in August 2009;

- Central Eólica Praia do Morgado S.A. (Morgado) (jointly controlled): Production and sale of electric power at the Morgado wind farm in the city of Acaraú in the State of Ceará, Northern Brazil. The plant began operating in May 2010.

- Central Eólica Volta do Rio S.A. (Volta do Rio) (jointly controlled): Production and sale of electric power at the Volta do Rio Wind Farm in the city of Acaraú in the State of Ceará, Northern Brazil. The plant began operating in September 2010.

- Hidrelétrica Pipoca S.A. (Pipoca) (jointly controlled): Independent production of electric power, through construction and commercial operation of the Pipoca PCH (Small Hydro Plant), located on the Manhuaçu River, in the cities of Caratinga and Ipanema, in the State of Minas Gerais.  The plant began operating in October 2010.

- Empresa Brasileira de Transmissão de Energia S.A. (EBTE) (jointly-controlled): Holder of a public electric power transmission service concession, through the transmission lines in the State of Mato Grosso.  The transmission facility began operating in June 2011;

Subsidiaries and jointly-controlled subsidiaries of Cemig Geração e Transmissão at development stage:

- Guanhães Energia S.A. (Guanhães Energia) (jointly controlled): Production and trade of electric power through construction and commercial operation of the following Small Hydroelectric Plants (PCHs) in the State of Minas Gerais: Dores de Guanhães, Senhora do Porto and Jacaré, in the city of Dores de Guanhães; and Fortuna II, in the city of Virginópolis. It is scheduled to start operating the first turbine in October 2013;

- Cemig Baguari Energia S.A. (Cemig Baguari) (subsidiary): Production and trade of electric power as an independent power producer, in future projects;

- Madeira Energia S.A. (Madeira) (jointly controlled): Implementation, construction, operation and commercial operation through its subsidiary Santo Antônio Energia S.A., of the Santo Antônio hydroelectric power plant located in the Madeira river basin in the State of Rondônia, with commercial operations start-up scheduled for 2012. Madeira incurred certain losses in recent years as it has been in a pre-operating stage, and at December 31, 2011, Madeira had a negative net working capital (current liabilities in excess of current assets) in the amount of R$1,353,287 in its holding company and R$1,279,002 when consolidated, R$127,900 of which rolls up into the financial information of Cemig GT based on its equity interest. Madeira was in a negative net working capital position at December 31, 2011 primarily because its debentures balance is due on September 30, 2012. In order to balance its working capital position, Madeira will receive a capital increase from its shareholders including Cemig GT, estimated at R$2,881,000 for the year 2012, to meet its short-term obligations. In its balance sheet as at December 31, 2011, Madeira has presented capital expenditures related to the construction and development project for the construction of the plant, which according to financial projections, should be absorbed by future revenue from operations. Madeira´s property, plant and equipment balance at December 31, 2011 was approximately R$11,510,013 (R$1,151,001 of which rolls up into the financial information of Cemig GT). According to management´s expectations, operations are scheduled to commence in the first quarter of 2012.

- Lightger S.A. (Lightger) (jointly controlled): Independent electric power production through construction and commercial operation of the hydroelectric powerstation referred to as the Paracambi Small Hydroelectric Power Plant, on the Ribeirão das Lages river in the city of Paracambi, in the State of Rio de Janeiro. The start up of operations is scheduled for the first semester of 2012;

- Amazônia Energia Participações S.A (Amazônia Energia) (jointly controlled) – Special Purpose Company (SPC) established by Cemig Geração e Transmissão and Light, for the purpose of acquisition of a 9.77% interest of North Energia SA (NESA), a holding company of the concession of the Belo Monte hydroelectric power plant (“Belo Monte Hydroelectric Plant”). Cemig Geração e Transmissão holds a 74.5% interest in Amazônia Energia and Light holds 25.5%. The start up of operations is scheduled for February 2015;

■          Cemig Distribuição S.A. (Cemig Distribuição) (subsidiary) – Distribution of electric power through distribution grids and lines in practically all of the State of Minas Gerais;

■           Light S.A. (Light) (jointly controlled): Holding company that holds direct and indirect interests in other companies for operating electric power services, including generation, transmission, trading or distribution, and other related services.  Light has the following subsidiaries and jointly-controlled subsidiaries:

- Light Serviços de Eletricidade S.A. (Light SESA) (subsidiary) – listed company in Bovespa: Operating mainly in electric power distribution, in various municipalities of the State of Rio de Janeiro;

- Light Energia S.A. (Light Energia) (private subsidiary): Its main activities are studying, planning, building and commercially operating systems for generation, transmission, trading of electric power and related services. Light Energia has equity interests in Central Eólica São Judas Tadeu Ltda., Central Eólica Fontainha Ltda. and Renova Energia S.A.;

- Light Esco Prestação de Serviços Ltda. (Light Esco) (subsidiary): Its main activity is purchasing, selling, importing and exporting of electric power, and providing of consulting services in the energy sector;

- Itaocara Energia Ltda. (Itaocara Energia) (subsidiary): A company in the development stage – its main activities are the planning, construction, installation and commercial operation of electric power plants;

- Lightger Ltda. (Lightger) (jointly controlled): A company in the development stage, set up to participate in auctions of concessions, authorizations and permissions in new power plants. On December 24, 2008, Lightger obtained its installation license, authorizing the start of construction of its Paracambi Small Hydroelectric Plant. It is a jointly-controlled subsidiary of Light S.A. (with 51%) and Cemig GT (with 49%). The start up of operations is scheduled for beginning of 2012;

- Lighthidro Ltda. (Light Hidro) (subsidiary): A company in the development stage, set up to participate in auctions of concessions, authorizations and permissions in new power plants;

- Instituto Light para o Desenvolvimento Urbano e Social (Instituto Light): Its purpose is to participate in social and cultural projects, with a focus on the economic and social development of cities;

- Lightcom Comercializadora de Energia S.A. (Lightcom) (subsidiary): Involved in purchasing, selling, importing and exporting electric power and general consulting services in the free and regulated markets for electric power;

- Axxiom Soluções Tecnológicas S.A. (Axxiom) (jointly controlled): It provides technological solutions and systems for operational management of public service concessions, including electric power, gas, water and waste companies and other utilities. Jointly controlled by Light S.A (51%) and CEMIG (49%);

■   Sá Carvalho S.A. (Sá Carvalho) (subsidiary): Production and sale of electric power, as an electric power public service concession holder, through the Sá Carvalho hydroelectric power plant;

■   Usina Térmica Ipatinga S.A. (Ipatinga) (subsidiary): Production and sale, as an independent power producer, of thermoelectric power, through the Ipatinga thermoelectric power plant, located on the facilities of Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS;

■  Companhia de Gás de Minas Gerais – GASMIG (GASMIG) (jointly controlled): Acquisition, transport and distribution of natural gas and related products, through a concession for distribution of gas in the State of Minas Gerais.;

■  Cemig Telecomunicações S.A. (Cemig Telecom) (subsidiary): Providing telecommunications services and developing activities related to them, through an integrated system consisting of optical fiber cables, coaxial cables, and electronic and associated equipment (multi-service network). It holds 49% of Ativas Data Center (Ativas) (jointly controlled), the principal activity of which is providing services to supply IT and communications infrastructure, comprising hosting and related services for medium and large-sized corporations;

■   Efficientia S.A. (Efficientia) (subsidiary): Providing energy efficiency and optimization services and energy solutions through studies and execution of projects, as well as providing operation and maintenance services in energy supply facilities;

■   Horizontes Energia S.A. (Horizontes) (subsidiary): Production and sale of electric power, as an independent power producer, through the Machado Mineiro and Salto do Paraopeba hydroelectric power plants in the the State of Minas Gerais, and the Salto do Voltão and Salto do Passo Velho power plants in the State of Santa Catarina;

■  Central Termelétrica de Cogeração S.A. (Cogeração) (subsidiary): Production and sale of thermoelectric power produced as an independent producer in future projects;

■   Rosal Energia S.A. (Rosal) (subsidiary): Production and sale of electric power, as an electric power public service concession holder, through the Rosal hydroelectric power plant located on the border between the States of Rio de Janeiro and Espírito Santo, Brazil;

■   Empresa de Serviços e Comercialização de Energia Elétrica S.A. (formerly Central Hidrelétrica Pai Joaquim S.A. (subsidiary): Production and sale of electric power as an independent power producer in future projects;

■   Cemig PCH S.A. (PCH) (subsidiary): Production and sale of electric power as an independent power producer, through the Pai Joaquim hydroelectric power plant;

■   Cemig Capim Branco Energia S.A. (Capim Branco) (subsidiary): Production and sale of electric power as an independent power producer, through the Amador Aguiar I and II hydroelectric power plants, built through a consortium with private sector partners;

■   Usina Termelétrica Barreiro S.A. (Barreiro) (subsidiary): Production and sale of electric power, as an independent thermoelectric power producer, through the construction and operation of the UTE Barreiro thermoelectric power plant, located in the facilities of V&M do Brasil S.A., in the State of Minas Gerais;

■   Cemig Trading S.A. (Cemig Trading) (subsidiary): Sale and brokerage of electric power;

■  Companhia Transleste de Transmissão (Transleste) (jointly controlled): Operation of the transmission line connecting the substation located in Montes Claros and the substation of the Irapé hydroelectric power plant;

■  Companhia Transudeste de Transmissão (Transudeste) (jointly controlled): Construction, operation and maintenance of the Itutinga–Juiz de Fora transmission line;

■   Companhia Transirapé de Transmissão (Transirapé) (jointly controlled): Construction, operation and maintenance of the  Irapé–Araçuaí transmission line;

■   Empresa Paraense de Transmissão de Energia S.A. (ETEP) (jointly controlled): Holder of an electric power public service concession for a transmission line in the State of Pará. ETEP has set up the subsidiary Empresa Santos Dumont de Energia S.A. (ESDE);

■   Empresa Norte de Transmissão de Energia S.A. (ENTE) (jointly controlled): Holder of an electric power public service concession for transmission through two transmission lines in the States of Pará and Maranhão;

■   Empresa Regional de Transmissão de Energia S.A. (ERTE) (jointly controlled): Holder of an electric power public service concession for a transmission line in the State of Pará;

■   Empresa Amazonense de Transmissão de Energia S.A. (EATE) (jointly controlled): Holder of an electric power public service concession for  the transmission lines between the substations of Tucuruí, Marabá, Imperatriz, Presidente Dutra and Açailândia. EATE has interests in the following transmission companies: Empresa Brasileira de Transmissão de Energia S.A. (EBTE) (jointly controlled); Sistema de Transmissão Catarinense S.A. (STC) (subsidiary) and Lumitrans Companhia Transmissora de Energia Elétrica S.A. (Lumitrans) (subsidiary);

■   Empresa Catarinense de Transmissão de Energia S.A. (ECTE) (jointly controlled): Holder of an electric power public service concession for transmission lines in the State of Santa Catarina;

■   Axxiom Soluções Tecnológicas S.A. (Axxiom) (jointly controlled): Providing technological solutions and systems for operational management of public service concessions, including electric power, gas, water and waste companies and other utilities. Jointly controlled by Light S.A (51%) and Cemig (49%);

■   Transchile Charrúa Transmisión S.A. – (Transchile) (jointly controlled): Implementation, operation and maintenance of the Charrúa–Nueva Temuco  transmission line and two transmission line sections in the Charrúa and Nueva Temuco substations, in the central region of Chile. The head office of Transchile is in Santiago, Chile. The transmission line began operating in January 2010;

■   Companhia de Transmissão Centroeste de Minas (Centroeste) (jointly controlled): Construction, operation and maintenance of the Furnas–Pimenta transmission line. The transmission line began operating in April 2010;

■  Parati S.A Participações em Ativos de Energia Elétrica (Parati) (jointly controlled): holding company that holds interests in other Brazilian or foreign companies that operate in any activity. Parati holds a 6.42% interest in Light;

■   Cemig Serviços (subsidiary): It provides services related to planning, construction, operation and maintenance of electric power generation, transmission and distribution systems, and provides administrative, commercial and engineering services in the different energy fields.

The joint control investments were made by CEMIG and its subsidiaries through shareholders’ agreements with the other shareholders of the investee companies.

(b) The electric power sector in Brazil:

The Brazilian electric power sector is regulated by the Federal Government through the Ministry of Mining and Energy (MME), which has exclusive authority over the sector.  The regulatory policy for the sector is implemented by the Brazilian National Electric Power Agency (ANEEL).

Retail supply of electric power by the Company and its subsidiaries and jointly-controlled subsidiaries takes place in accordance with the clauses in the long-term electric power sales concession agreements.

Under the distribution concession agreements, the Company is authorized to charge its consumers a rate for supply of electric power that consists of two components: 1) a portion related to the generation, transmission and distribution costs that are non-manageable (Portion A Costs); and (2) a portion of operating costs (Portion B Costs). Both components are established as part of the original concession for given initial periods.   Subsequent to the initial periods, and at regular intervals, ANNEL has the authority to review the Company’s costs to determine inflation adjustments (or other similar adjustment factors), if any, applicable to the Portion B Costs (the Scaling Adjustment) for the subsequent period. This review may result in a positive, null or negative scaling adjustment.

In addition to the adjustments related to the Portion A and Portion B Costs mentioned above, the electric power supply concessions have an annual tariff adjustment based on various factors, including inflation. Following regulatory changes made in December 2001, the Company may now apply for tariff adjustments arising from significant events that disrupt the economic-financial balance of its business.  Other normal or recurring events (such as increases in electricity purchased, taxes on revenue or even local inflation) may also be absorbed through specific tariff increases. When the Company requests a tariff adjustment, it is necessary to prove the financial impact on its operations resulting from these events.

In the generation business, the Company also sells energy through auctions for distribution through the captive market and it also sells energy to free consumers in the free contracting environment. In the free contracting environment, energy is traded through the generation concessionaires, small hydroelectric power plants, self generators, retailers and importers of energy.

Free consumers are those whose demand exceeds 3MW at 69kV or a higher voltage level or any voltage level, if supply started after July 1995.

Once the consumer has opted for the free market, he can only return to the regulated system if he informs the distributor of his area five years in advance. This period of notice ensures that, if necessary, the distributor may purchase additional energy to meet the re-entry of free consumers in the regulated market. The state generators can sell electricity to free consumers, but contrary to private generators they are required to do so through an auction process.

According to the transmission concession contracts, the Company is authorized to charge the rates for use of the transmission system (TUST). The rates are adjusted annually on the same date as the adjustments of permitted annual revenues (RAP) of the transmission concessionaries. The tariff period begins on July 1 of the year of publication of tariffs until June 30 of the following year.

In Brazil the transport of large amounts of electricity over long distances is done using a network of transmission lines and substations at voltages equal to or higher than 230 kV, known as the Basic Network.

Any agent of the electricity sector that produces or consumes electricity has the right to use this basic network, as well as consumers that meet certain technical and legal requirements. This is called Open Access, assured by law and guaranteed by ANEEL.

The operation and administration of the basic network is the responsibility of the National Electric System Operator (ONS), a legal entity of private law, regulated and supervised by ANEEL, and integrated by the holders of generation, transmission, distribution and trading rights and also by consumers with a direct connection to the basic network. ONS is responsible for managing the dispatch of electric power from the power plants under optimized conditions, involving the use of the dams of the hydroelectric power plants and the fuel of the national interconnected system.

The payment for the use of transmission also applies to the generation of Itaipu. However, due to the legal characteristics of this power plant, the corresponding charges are assumed by distribution concessionaires, holders of the respective shares of the hydroelectric power plant’s power.

2.     BASIS OF PREPARATION

2.1  Statement of compliance

The financial statements have been prepared in accordance with Brazilian Accounting Standards (BR GAAP), comprising the Brazilian Corporation Law, based on Law 11638 of 2007 and Law 11941 of 2009, the statements, orientations and interpretations issued by the Accounting Pronouncements Committee (CPC); and the rules of the Brazilian Securities Commission (CVM). These practices differ from International Financial Reporting Standards (IFRS) applicable to separate financial statements with respect to the fact that investments in subsidiaries and jointly-controlled subsidiaries are valued by the equity method under BRGAAP, whereas under IFRS this valuation would be at cost or fair value.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB) and also in accordance with accounting practices adopted in Brazil.

However, there is no difference, for stockholders’ equity and consolidated profit, between the amounts presented in consolidated form and in the individual financial statements. Accordingly, the Group’s consolidated financial statements and the parent company’s individual financial statements are being presented side-by-side in a single set of financial statements.

On March 6, 2012, the Company’s Executive Board authorized the issuing of the Financial Statements for the year ended December 31, 2011, and consequent submission to the Board of Directors.

2.2  Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position:

■    Financial instruments and derivative financial instruments are measured at fair value;

■    Non-derivative financial instrumentos at fair value through profit or loss are measured;

2.3. Functional and presentation currency

These consolidated financial statements are presented in Reais, which is the Company’s functional currency. All financial information is presented in millions of Reais, except where otherwise indicated.

2.4. Use of estimates and judgment

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are reviewed and in any future periods affected.

The Company believes that the following accounting policies reflect management’s most critical judgments, estimates and assumptions that are important to its business operations and the understanding of its results:

■    Note 8 – Allowance for doubtful accounts;

■   Note 10 – Deferred income tax and social contribution;

■    Note 15 – Depreciation;

■    Note 16 – Amortization;

■    Note 21 – Employee post-retirement benefits;

■    Note 22 – Provisions;

■    Note 24 – Unbilled electric power supplied;

■    Note 29 – Fair value measurements and derivative financial instruments.

2.5 Reclassifications of account balances, 2010

Original Accounts	2010 Consolidated	2010 Parent Company	Reclassification Accounts	2010 Consolidated (Reclassified)	2010 Parenting Company (Reclassified)

Financial Statement			Financial Statement
CURRENT ASSETS			CURRENT ASSETS
Other Credits	(29,959)	-	Traders - free energy transactions	29,959	-

	(29,959)	-		29,959	-

NON-CURRENT			NON-CURRENT
Investments	(24,206)	-	Other credits	24,206	-
	(24,206)	-		24,206	-

INCOME STATEMENT			INCOME STATEMENT
Revenue from supply of electricity	(132,772)	-	Other operating revenues	132,772	-
Construction Revenue	-	-	Construction Revenue	983,604	-
Revenue from use of the transmission grid	(357,782)		Construction Revenue	357,782
	(490,554)	-		1,474,158	-

Construction Cost	-	-	Construction Cost	(983,604)	-
Other operating expenses, net	144,086	-	Construction Cost	(144,086)	-
Employees’ and managers’ profit shares	312,781	-	Other operating expenses, net	(312,781)	-
	312,781	-		(1,440,471)	-

Financial Revenues			Financial Expenses
Gains on financial instruments	(7,682)	-	Losses on financial instruments	7,682	-
	(7,682)	-		7,682	-

Statement of Value Added			Statement of Value Added
Sale of Energy, Gas and services	-	-	Sale of Energy, Gas and services	983,604	-
Construction Cost	-	-	Construction Cost	983,604	-
Other operationg expenses	(344,088)	-	Construction Cost	344,088	-
Financial Revenues	(7,682)	-	Interest	7,682	-

Statement of Cash Flows			Statement of Cash Flows
Expenses (revenues) not affecting cash and cash equivalents			Expenses (revenues) not affecting cash and cash equivalents
			Interest and monetary variation	(582,148)	-

(Increase) / decrease in assets			(Increase) / decrease in assets
Recoverable taxes	32,720	-	Recoverable taxes	107,526	55
Recoverable Income tax and social contribution	-	-	Recoverable income tax and social contribution	(74,806)	-
Financial assets of the concession	-	-	Financial assets of the concession	501,418	-

(Increase) / decrease in liabilities			(Increase) / decrease in liabilities

Recoverable taxes	1,516	-	Recoverable taxes	350,218	-
Income tax and social contribution payable	-	-	Income tax and social contribution payable	(348,702)	-
Losses on financial instruments	(9,034)	-	Other	(9,034)	-

CASH FLOWS FROM INVESTING ACTIVITIES			CASH FLOWS FROM INVESTING ACTIVITIES
In financial assets of the concession	80,730	-

The reclassifications presented above were made to provide more relevant information related to the following items:

■   Investments: information not relevant individually, related to the cost of acquisition of interests in audiovisual projects in accordance with the tax incentive law in force;

■   Construction Revenue and Cost: Presented at the net amount in the Consolidated Statements of Income and Value Added in 2010, which were separated to enable evaluation of their amounts and their impacts on revenue and operating expenses;

■   Employee and manager profit sharing, presented as an item of operating costs in 2010 and which was reclassified to other operating expenses as it addresses distribution of results based on overall corporate goals, defined in the specific collective bargaining agreement;

■    Financial Results: presents the results of financial instruments on a net basis, a gain or loss in the period;

■   Financial Assets: reclassification for better presentation of revenue from financial assets from operating activities and investments;

The other items have been reclassified for better presentation of their effects on financial statements.

2.6. Significant accounting policies

The accounting policies described below have been applied consistently to all periods presented in these individual and consolidated financial statements.

The accounting policies have been applied consistently by the entities of the group.

a)   Financial instruments

Non-derivative financial assets – The Company initially recognizes loans and receivables and deposits on the date that they are originated. All the other financial assets (including assets designated at fair value through profit and loss) are recognized initially on the date of trading, which is the date that the Company becomes one of the parties to the contractual provisions of the instrument.

The Company derecognizes a non-derivative financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction where substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Company is recognized as a separate asset or liability.

Financial assets and liabilities are offset and the net amount is presented in the statement of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

The Company has the following non-derivative financial assets: Cash, bank deposits,  Cash equivalents and Short-term investments measured at fair value through profit or loss,  Consumers and traders, Concession holders – transport of energy, Account receivable from the State of Minas Gerais Government and Financial assets of the concession, recognized at their nominal value and similar to their fair values.

Non-derivative financial liabilities– The Company initially recognizes debt securities issued and subordinated liabilities on the date that they are originated. All other financial liabilities (including liabilities designated at fair value through profit or loss) are recognized initially on the trade date on which is the date the Company becomes a party to the contractual provisions of the instrument. The company derecognizes a financial liability when its contractual obligations are discharged, cancelled or expire.

The Company has the following non-derivative financial liabilities: loans and financing, debentures, suppliers and other obligations. Such financial liabilities are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method.

Share Capital – Common shares are classified as shareholders’ equity. Preferred shares are classified as shareholders’ equity if they are not redeemable, or redeemable only at the Company’s option. Owners of preferred shares do not have the right to vote but do have preference in the liquidation of the share capital. The rights to mandatory minimum dividends as established for the preferred shares are described in Note 23.

The mandatory minimum dividends as defined in the by-laws are recognized as a liability in the statement of financial position.

Financial instruments at fair value through profit or loss – A financial asset is classified as a financial instrument at fair value through the profit or loss if it is classified as held for trading or is designated as such upon initial recognition. Financial assets are designated at fair value through profit or loss if the Company manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Company’s documented risk management or investment strategy. Attributable transaction costs are recognized in the income statement when incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes in the fair value are recognized in the income statement for the period.

The Company holds the following types of financial instruments at fair value through profit or loss:  short-term investments and cash equivalents.

Loans and receivables – Loans and receivables are financial assets with fixed or calculable payments that are not quoted on an active market. These assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition loans and receivables are measured at the amortized cost using the effective interest method, less any impairment losses.

The Company holds the following types of loans and receivables:  cash, consumers and traders, concession holders – transport of energy, accounts receivable from the Government of the State of Minas Gerais, CRC account securitization fund (FIDC), financial assets of the concession and traders – free energy transactions.

Cash and cash equivalents comprise cash balances, financial deposits and short-term investments with original maturity of three months or less from the date of its contract and are subject to an insignificant risk of change in value, classified as loans and receivables. Cash equivalents are held for the purpose of meeting short-term cash commitments rather than for investment or other purposes.

The Company recognizes a financial asset resulting from a service concession agreement when it has an unconditional contractual right to receive cash or another financial asset from or at the direction of the grantor for the construction or upgrading of services provided. These financial assets are measured at fair value upon initial recognition.  Subsequent to initial recognition the financial assets are measured at amortized cost and classified as loans and receivables.

Derivative financial instruments and hedging activities - The jointly controlled subsidiary Madeira holds financial hedge derivative instruments to hedge cash flow and regulate the main financial risk exposures, and the subsidiary Cemig Distribuição holds financial hedge derivative instruments to manage their exposures to risks of changes in foreign currency. Derivatives are initially recognized at fair value and attributable transaction costs are recognized in the income statement when incurred. After initial recognition, derivatives are measured at fair value and changes in fair value are recorded in the income statement, except in the circumstances described below for hedge accounting.

The method of accounting for gains and losses of derivatives is subject to the possible classification of the derivative instrument as a cash flow hedge. The effective portion of the changes in fair value of derivatives designated and described as cash flow hedge is recognized in other comprehensive income. The gain or loss related to the ineffective portion is recognized immediately in financial income. The amounts accumulated in equity are realized in the Income Statement in the periods when the hedged item affects the result. For derivatives that are not classified as cash flow hedge, changes in fair value are recognized as gains or losses in the financial results.

For the use of hedge accounting, Madeira applies its policy classifying the applicable derivatives as cash flow hedge, emphasizing that its management considers the instruments that offset between 80% and 125% of the change in price of the item for which the hedge was taken out as highly effective.

b)   Foreign currency

Transactions in foreign currencies are translated into the Company’s respective functional currency at the exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies on the reporting date are retranslated into the functional currency at the exchange rate on that date. The exchange gain or loss on monetary items is the difference between the amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments made during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the reporting period. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated into the functional currency at the exchange rate on the date that the fair value was determined. Foreign currency differences arising on retranslation are recognized in the income statement. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate on the date of the transaction.

Gains and losses arising from changes in foreign currencies related to the jointly-controlled subsidiary Transchile are recognized directly in shareholders’ equity as an accumulated foreign currency translation adjustment, and are recognized in the income statement when these investments are sold, in whole or in part. The financial statements of subsidiaries outside Brazil are adjusted to Brazilian and international accounting practices and are subsequently translated into the Company’s functional currency at the exchange rate on the reporting date.

c)    Consumers and Traders

Accounts receivable from consumers, traders and concessionaires are recorded initially at fair value, whether already invoiced or not, and, subsequently, measured by amortized cost. The receivable balance includes the respective direct taxes that are the Company’s tax responsibility, less any applicable tax credits that were withheld at the source.

The allowance for doubtful accounts is recorded at an amount estimated by management as sufficient to cover probable losses as follows: (i) for consumers with material debts, an individual analysis of the balance is made, taking into account the history of default, negotiations in progress and the existence of real guarantees; (ii) for other consumers, the debts that are more than 90 days past due for residential consumers, or more than 180 days past due for commercial consumers, or more than 360 days past due for the other consumer types, are provisioned at 100%.  These criteria are the same as those established by ANEEL.

For large consumers an analysis of individual debtors and the actions underway to receive credits is made.

d)   Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the principle of average cost of acquisition and includes expenditures incurred in acquiring the inventories, and other costs incurred in bringing them to their existing location and condition. The materials purchased for inventory purposes are classified in current assets; the materials destined for construction of property, plant and equipment or intangible assets are classified in property, plant and equipment or intangible assets, and are not depreciated or amortized.

Net realizable value is the estimated selling price in the normal course of business, less the estimated costs of completion and selling expenses.

e)   Investments

In the individual financial statements of the parent company, the financial information of its subsidiaries and jointly-controlled subsidiaries is recognized by the equity method, initially at cost. The Company’s investments include the goodwill identified on the acquisition, net of any accumulated losses through impairment.

f)     Operating leases

Payments made under operating lease agreements are recognized as expenses in the income statement on a straight-line basis over the period of the leasing agreement.

g)   Assets linked to the concession

Distribution activity

The portion of the assets of the concession that will be fully amortized during the concession period are recorded as intangible assets and are fully amortized during the concession agreement period.

Amortization is calculated on a straight-line basis over the useful lives of the distribution assets, using the distribution amortization rates established by ANEEL, and reflect the estimated useful life of the assets.

The Company assesses the residual value of the distributions assets, which represents the amount that will not be fully amortized by the end of the concession period.  The residual value is reported in the consolidated financial statements as a financial asset because it represents an unconditional right to receive cash or another financial asset directly from the grantor at the end of the concession agreement period.

New distribution assets are recorded initially in intangible assets, stated at the cost of acquisition, including the capitalized borrowing costs. When these assets are placed in service, the Company assesses whether there will be any residual value at the end of the concession agreement period and then reclassifies the residual value amount to financial assets, in accordance with the criteria mentioned in the previous paragraphs.

When an asset is replaced, the net book value of the asset is written off as an expense to the income statement.

Transmission activity

For new transmission concessions, granted after the year 2000, the costs related to the construction of the infrastructure are expensed when incurred. The Company recognizes construction revenue by reference to the stage of completion of a contract, which includes the taxes applicable to the revenue and any profit margin.

Only the costs of the infrastructure that will be used during the concession are recorded in the income statement. The portion of the assets that will not be used during the concession is recorded as a financial asset, because there is an unconditional right to receive cash or other financial assets directly from the grantor at the end of the concession agreement period.

For new transmission concessions, granted after the year 2000, the transmission revenue to be received throughout the concession agreement period, adjusted at fair value, is recorded in financial assets, during the construction period of the transmission lines.

For old transmission concessions, granted before the year 2000, the Company has not adopted the IFRIC 12 retrospectively due to the volume and age of the assets. Instead, the net book values of these assets were used and classified as financial assets for purposes of the first-time adoption of IFRS.

As the Company earns transmission revenue through making its transmission network available to users, and there have been no historical issues with respect to the demand for transmission activity, the Company considers there is no significant risk of a shortage of demand for transmission activity.  Accordingly, the transmission assets have been classified as financial assets in the consolidated financial statements.

Of the total amounts billed, the portion related to the operation and maintenance of the assets is recorded as revenue, and the portion related to the construction revenue, originally recorded at the time of formation of the assets, is used to recover the financial assets.

Additions for expansion and reinforcement generate additional cash flow from the grantor and, therefore, this new cash flow is incorporated into the balance of the financial asset.

Gas Activity

The portion of the assets of the concession that will be fully used during the concession period are recorded as intangible assets and are fully amortized during the concession agreement period.

The amortization for the gas related assets is calculated on a straight-line basis over the useful lives of the gas related assets, using the amortization rates based on the useful life estimates made by Management.

The Company has measured the value of the assets which will not be fully amortized by the end of the concession agreement period and reports this amount as a financial asset because it is an unconditional right to receive cash or other financial asset directly from the grantor.

New gas related assets are recorded initially in intangible assets, valued at the cost of acquisition, including capitalized borrowing costs. When these assets are placed in service, the Company assesses whether there will be any residual value at the end of the concession agreement period and then reclassifies the residual value to financial assets, in accordance with the criteria described in the previous paragraphs.

When an asset is replaced, the net book value of the assets is written off as an expense to the income statement.

Wind Power Generation Activity

The costs related to construction of the infrastructure are recorded in the income statement when calculating and recording construction revenue based on the stage of completion of the work performed, including taxes on income and any profit margin.

The balances of assets, used during the concession period, are recognized as Intangible Assets.

h)   Intangible assets

Intangible assets are assets related to service concession agreements and software.

The Company recognizes intangible assets either through acquisition from third parties or internally generated.  For an intangible asset acquired from third parties, the Company values the asset in the financial statements at its total cost of acquisition, net of accumulated amortization.  For an internally-generated intangible asset, the Company recognizes the intangible asset during its development phase only if use of the asset is technically feasible and if the asset is likely to produce future economic benefits.  The Company values its internally-generated intangible assets at cost, net of accumulated amortization and accumulated impairment losses.

For intangible assets linked to the concession, the accounting practices as described in the item “assets linked to the concession” above are applied.

i)     Property, plant and equipment

Items of property, plant and equipment are measured at acquisition or formation cost, including deemed cost and borrowing costs, less accumulated depreciation. Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of assets built by the Company includes the cost of materials and direct labor, and any other costs directly attributable to bringing the assets to their present location and in working conditions for their intended use.

The subsequent costs are capitalized to the extent that is probable that future benefits associated with the expenses will flow to the Company.

The carrying amount of the replaced asset  is written-off, and the repairs and maintenaince costs are fully recorded  in the the income statement.

Depreciation and amortization are calculated on the balance of property, plant and equipment in service and on the underlying asset balances of investments in consortia, on a straight-line basis, using the rates determined by ANEEL for the assets related to electricity activities, and reflect the estimated useful life of the assets.

The principal depreciation rates applied to the Company’s property, plant and equipment assets are shown in Note 15.

Interest and other financing charges incurred on financings linked to the construction in progress during the construction period are capitalized as constructions in progress and consortias.

For borrowings raised for construction purposes of a specific asset of plant, property and equipment, the Company capitalizes all the financial costs related to the borrowings directly to the respective asset constructed. For other borrowings raised that are not linked directly to a specific asset of property, plant and equipment, a weighted average rate is used to capitalize and allocate the borrowing costs of these loans.

j)     Impairment

Financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that financial assets are impaired can include default or delinquency by a debtor, restructuring of an amount due to the Company on terms that the Company would not consider otherwise, indications that a debtor or issuer will enter into bankruptcy or the disappearance of an active market for a security. In addition, for an investment in an equity security, a significant or prolonged decline in its fair value below its cost is objective evidence of impairment.

The Company considers evidence of impairment for receivables at both a specific asset and collective level. All individually significant receivables are assessed for specific impairment. All individually significant receivables found not to be specifically impaired are then collectively assessed for any impairment that has been incurred but not yet identified. Receivables that are not individually significant are collectively assessed for impairment by grouping together receivables with similar risk characteristics.

When assessing collective impairment, the Company uses past trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted to reflect management’s judgment as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognized in profit or loss and reflected in an allowance account against receivables. Interest on the impaired asset continues to be recognized through the unwinding of the discount. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

Non-financial Assets

The carrying amounts of the Company’s non-financial assets, other than inventories and deferred income tax and social contribution, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the  recoverable amount of the asset is estimated. The carrying amount of property, plant and equipment and intangible assets is tested if there is evidence that an asset may be impaired.

k)           Employee benefits

Defined contribution plans

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity (pension fund) and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in the income statement in the periods during which services are rendered by employees.  Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available. Contributions to a defined contribution plan that are due more than 12 months after the end of the period in which the employees render the service are discounted to their present value.

Defined benefit plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The Company’s net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their services rendered in the current and prior periods; that benefit is discounted to determine its present value. Any unrecognized past service costs and the fair value of any plan assets are deducted. The discount rate is the yield at the reporting date on well rated bonds that have maturity dates approximating the terms of the Company’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The calculation is performed annually by a qualified actuary using the projected unit credit method. When the calculation results in a benefit to the Company, the asset to be recognized is limited to the total of any unrecognized past service costs and net actuarial losses and the present value of the economic benefits available in the form of future reimbursements available in the form of any future refunds from the plan or reductions in future contributions to the plan. In order to calculate the present value of the economic benefits, consideration is given to any minimum funding requirements that apply to any plan in the Company. An economic benefit is available to the Company if it is realizable during the life of the plan, or on settlement of the plan’s liabilities.

When the benefits of a plan are improved, the portion of the increased benefit related to the past service of the employees is recognized in the income statement on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognized immediately in the income statement.

The Company recognizes all actuarial gains and losses in excess of 10% of the plan assets or 10% of the plan’s liabilities in the income statement over approximately 11 years (the average time of future service of the present active participants), since 2009.

For the Company’s defined benefit pension plan obligations, the liability recorded in the statement of financial position is the greater of: a) the debt agreed-upon with the foundation for amortization of the actuarial obligations, and b) the present value of the actuarial obligation after deduction of the fair value of plan assets, as calculated by a qualified actuary and provided in the actuarial opinion. In the years presented, the debt agreed-upon with the foundation is greater than the amounts of the actuarial report. In this case, the annual amount recorded in the income statement corresponds to the charges and monetary variation on that debt, which is recognized as a financial expense of the Company.

Other long-term employee benefits

The Company’s net obligation in respect of long-term employee benefits other than pension plans is the amount of the future benefit that employees have earned in return for their service in current and prior periods; that benefit is discounted to determine its present value, and the fair value of any related assets is deducted. The discount rate is the yield at the reporting date on well rated bonds that have maturity dates approximating the terms of the Company’s obligations. The calculation is performed annually by a qualified actuary using the projected unit credit method. Any actuarial gains and losses are recognized in the income statement in the period in which they arise.

The procedures mentioned above are used for the actuarial obligations related to the Company’s employee health plan, life insurance plan, and dental plan.

Termination benefits

Termination benefits are recognized as an expense when the Company is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to either terminate the employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognized as an expense if the Company has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be reliably estimated reliably.

Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Company has a present legal or constructive obligation to pay this amount as a result of past services provided by the employee, and the obligation can be estimated reliably. Employee profit sharing specified in the Company’s by-laws is accrued in accordance with the requirements established in the collective agreements with the employee unions and recorded in employee and manager profit sharing.

l)                Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or formal obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

Concessions Contracts – A provision for onerous concessions is recognized when the expected benefits to be derived from the contract are lower than the unavoidable cost of meeting the obligations of the concession. The provision is measured at present value at the lower of the expected cost of terminating the concession contract and the expected net cost of continuing with it.

m)      Interest on capital

The interest on capital paid in substitution of cash dividends, although recorded for tax purposes as a financial expense, is presented in the consolidated financial statements as an amount reducing shareholders’ equity, so as to reflect the essence of the transaction.

n)           Income tax and social contribution

Current and deferred income tax and the social contribution are calculated based on the rates of 15%, plus a surcharge of 10% on taxable income exceeding R$240, for income tax, and 9% on taxable income for the social contribution, and take into account offsetting of tax loss carry forwards and negative balances for calculation of social contribution, limited to 30% of the taxable income.

The income tax and social contribution expense comprises current and deferred taxes. The current tax and the deferred tax are recognized in the income statement unless they are related to a business combination, or items directly recognized in shareholders’ equity or other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantially enacted at the reporting date, and any adjustment to the tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is measured at the rates that are expected to be applied to temporary differences when they are reversed, based on the laws that have been enacted or substantially enacted by the reporting date.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they are related to income taxes levied by the same tax authority on the same taxable entity.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be used.

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

o)          Revenue

In general, for the Company’s business in electric power, gas, telecommunications and other sectors, revenues are recognized when there is persuasive exists, usually in the form of an executed sales agreement, that the significant risks and rewards of ownership have been transferred to the customer on services rendered and goods sold. It is associated costs and possible return fom sales can be estimated reliably, and the amount of revenue can be measured reliably.

Revenue from electric power sales are recorded based on the energy delivered and the tariffs specified in the contractual terms or in effect in the market. Revenues for energy supplied of electric power to end consumers are recorded when the energy is supplied to customers. The invoicing is performed on a monthly basis. Unbilled energy supplied, from the period between the last billing and the end of each month, is estimated based on the billing from the previous month and is accrued at the end of the month. The differences between the amounts accrued and the actual revenues realized, which have not historically been significant, are recorded in the following month.

Revenue from the supply of electric power to the Brazilian grid system is recorded when the supply has taken place and is invoiced to consumers on a monthly basis, in accordance with the payment schedules specified in the concession agreement.

Revenue from other operators and from free consumers that use its transmission (older concessions) and distribution grids is recorded in the month in which the network services are provided.

For newer transmission concessions, the portion of the invoicing related to operation and maintenance of the transmission lines is recorded on a monthly basis as revenues in the income statement. The revenue related to construction services under the contract for service concessions is recognized on a percentage of completion basis.

For the older transmission concessions, the fair value of the operation and maintenance of the transmission lines and the remuneration of the financial asset are recorded as revenue in the income statement each month.

The services provided include charges for connection and other related services and revenues are recorded when the services are provided.

p)          Financial income and financial costs

Financial income includes interest income on funds invested, fee income for consumer payments made late, interest income on financial assets of the concession, interest income on other financial assets. Interest income is recognized in the income statement using the effective interest method.

Financial costs include interest expense on borrowings and foreign exchange and monetary variation on borrowings. Interest expense on the Company’s borrowings is recognized using the effective interest method.

q)          Earnings per share

Basic earnings per share (EPS) is calculated by dividing the profit or loss attributable to the controlling shareholders and minority interest of the Company by the weighted average number of common and preferred shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to the controlling shareholders and minority interest and the weighted average number of common and preferred shares outstanding, adjusted for own shares held, for the effects of all dilutive potential shares, with the diluted effect in the periods presented.

r)              Segment reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses related to transactions with any of the Company’s other components. All operating results of operating segments are reviewed regularly by the Company’s CEO to make decisions on resources to be allocated to the segment and to assess its performance, and for which individual financial information is available.

Segment results that are reported to the CEO include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly corporate assets, head office expenses and income tax and social contribution assets and liabilities.

Segment capital expenditure is the total cost incurred during the year to acquire property, plant and equipment, and intangible assets other than goodwill.

s)           Statements of added value

The Company has prepared individual and consolidated statements of added value in accordance with Technical Pronouncement CPC 09 – Statement of Added Value, which are presented as an integral part of the financial statements in accordance with BRGAAP applicable to listed companies, whereas under IFRS they are additional financial information

t)               New accounting pronouncements not yet adopted

As a result of the process of standardization of Brazilian accounting rules with international standards, there are expectations that the new standards, amendments and interpretations of IFRS to be issued by the IASB will also be approved by the CPC in Brazil before the required date for them to come into effect.

Accordingly, we present below, in the Company’s interpretation, the changes in IFRS expected to take place after December 31, 2011 and not yet adopted in Brazil which might impact Cemig’s Accounting Statements, and the possible effects of which are still being evaluated by the Management:

■        IAS 1 - Presentation of Financial Statements – Presentation of Items of Other Comprehensive Income. This international accounting standard is effective for fiscal years beginning on or after January 1, 2012.

■           IAS 19 - Employee Benefits – The objective of IAS 19 is to prescribe the accounting and disclosure of employee benefits (i.e. all forms of consideration given by an entity in exchange for service rendered by employees). This international accounting standard is effective for fiscal years beginning on or after January 1, 2013, with earlier application permitted.

■        IAS 27 - Consolidated and Separate Financial Statements (revised in 2011) – Superseded by IFRS 10 and IFRS 12, the main objective of IAS 27 is the accounting for investments in subsidiaries, jointly controlled entities, and affiliated companies when an entity elects, or is required by local regulations, to present separate (non-consolidated) financial statements. This international accounting standard is effective for fiscal years beginning on or after January 1, 2013.

■          IAS 28 - Investments in Affiliated companies and joint ventures (revised in 2011) – Superseded by IFRS 11 and IFRS 12, IAS 28 applies to all investments in which an investor has significant influence but not control or joint control except for investments held by a venture capital organization, mutual fund and unit trust. This international accounting standard is effective for fiscal years beginning on or after January 1, 2013.

■        IAS 32 – The purpose of the changes is to clearly explain the compensation requirements of financial instruments, where the main explanations are related to the meaning of a legally executable right to be settled by the net amount and where some settlement systems at the gross amount may be considered equivalent to settlement at the net amount. This amendment comes into force on or as from January 1, 2014.

■          IFRS 7 Financial Instruments: Effective starting on July 1, 2011. This standard requires certain disclosures to be presented by category of instrument based on the IAS 39 measurement categories. The designation is made at the time of initial recognition. The classification depends on both the entity’s business model and the cash flow characteristics of the financial instrument. Regarding financial liabilities, the standard does not change most of the established demands in IAS 39.

■          IFRS 9 - Financial Instruments – Effective starting on January 1, 2013 – This standard simplifies the model for measurement of financial assets and establishes two main categories of measurement: amortized cost and fair value. Any changes in the fair value of liabilities valued at fair value would not have an effect on the statement of other comprehensive income, because they would be recognized in the statement of other accumulated comprehensive income.

■          IFRS 10 - Consolidated Financial Statements - Effective starting on January 1, 2013. This standard establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. It also defines the principle of control, and establishes control as the basis for consolidation. It establishes  how to apply the principle of control to identify whether an investor controls an investee and therefore must consolidate the investee.

■          IFRS 11 - Joint arrangements – – Effective starting on January 1, 2013, but earlier adoption is encouraged. The core principle of IFRS 11 is that a party to a joint arrangement determines the type of joint arrangement in which it is involved by assessing its rights and obligations and accounts for those rights and obligations in accordance with that type of joint agreement. There are two types of joint arrangements: (i) joint  operations, a situation in which an operator has assets and contractual obligations and, as a consequence, it recognizes its share in the assets and liabilities, revenues and expenses and (ii) joint control, a situation in which an operator has the right over the contractual net assets and as a consequence it recognizes the investment using the equity method. The main change is that if the type of joint arrangement is not a joint venture, the entities must use the equity method extinguishing the proportional consolidation which will impact consolidation for all jointly controlled entities in the Group.

■          IFRS 12 – Disclosure of interests in other entities – Effective starting on January 1, 2013. This standard establishes disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, affiliated companies and unconsolidated structured entities and the effects on its financial position, financial performance and cash flows.

■           IFRS 13 Fair Value Measurement - Effective starting on January 1, 2013. This standard defines fair value, set out in a single IFRS framework for measuring fair value and requires disclosures of fair value measurements. The main change is the definition of fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. This standard requires using significant unobservable inputs for fair value measurements. To meet the disclosure objective, the following minimum disclosures are required for each class of assets and liabilities measured at fair value (including measurements based on fair value within the scope of this IFRS) in the statement of financial position after initial recognition. (Note that these requirements have been summarized and additional disclosure is required where necessary).

u)           Determination of adjustment to present value

The Company applied the adjustment to present value on certain onerous concession contracts and also on the balance of the debentures issued by the Company. The discount rates used were consistent with the cost of raising funds in transactions with the same term on the date of the transactions, which represents, in the Company’s estimation, a percentage of 12.50%, including inflation expectations.

3.    PRINCIPLES OF CONSOLIDATION

The financial statements of the subsidiaries and jointly-controlled subsidiaries described in Note 1 have been consolidated for purposes of the consolidated financial statements.

(a)       Subsidiaries and jointly-controlled subsidiaries

The financial statements of subsidiaries and jointly-controlled subsidiaries are included in the consolidated financial statements from the date on which the control, or shared control, begins until the date on which the control or shared control ceases. The assets, liabilities and results of the jointly-controlled subsidiaries have been consolidated into the consolidated financial statements using proportional consolidation. The accounting policies of subsidiaries and jointly-controlled subsidiaries are aligned with the policies adopted by the Company.

In the individual financial statements of the parent company the financial information of subsidiaries and jointly controlled companies, as well as affiliates, are recognized through the equity method.

The joint control of the Company is established through a shareholders’ agreement signed previously, whose strategic, financial and operating decisions are taken with unanimous consent between the parties.

In some jointly controlled companies, Cemig has more than 50% of the voting rights, however, there are shareholders´ agreements that give the minority shareholders relevant rights that represent the sharing of control.

(b)       Consortia

The quota-part of the assets, liabilities and revenues and expenses of consortium operations is registered in the subsidiary that owns the corresponding equity interest.

(c)        Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated when preparing the consolidated financial statements. Unrealized gains arising from transactions with invested companies recorded under the equity method are eliminated against the investment in proportion to the Company’s interest. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of a loss through impairment.

The references made in these financial statements of subsidiaries and jointly controlled companies are performed in proportion to the Company’s interest.

Transchile’s financial statements, for consolidation purposes, are translated from U.S. dollars (Transchile’s functional currency) to Reais based on the exchange rate at the reporting date, since Cemig’s functional currency is the Real. Foreign currency differences are recognized in other comprehensive income and are presented in shareholders’ equity. Since January 1, 2009, CEMIG’s date of transition to IFRS, the Company has applied CPC 02 – The Effects of Changes in Foreign Exchange Rates and these differences have been recognized in the accumulated foreign currency translation adjustment.

The reporting dates of the remaining subsidiaries and jointly-controlled subsidiaries used for consolidation purposes coincide with those of the holding company.

The consolidated financial statements include the balances and transactions of the exclusive investment funds, the only unit holders of which are the Company and its subsidiaries. The funds comprise public and private debt securities and debentures of companies with a minimum Brazilian long-term risk rating of A+(bra), thus ensuring high liquidity of the securities.

The exclusive fund, the financial statements of which are regularly reviewed and audited, is subject to obligations restricted to payment for services rendered for administration of the assets, attributed to the operation of investments, such as custody fees, audit fees and other expenses. There are no significant financial obligations or assets of the unit holders to guarantee these obligations.

As shown in the table below, the Company uses full and proportional consolidation criteria when preparing its consolidated financial statements. The interest in the Company’s subsidiaries and jointly-controlled subsidiaries presented in the table below based on the subsidiary’s share capital held by Cemig.

Subsidiaries and jointly controlled companies	Form of consolidation	2011		2010
		Direct stake (%)	Indirect stake (%)	Direct stake (%)	Indirect stake (%)
Subsidiaries and jointly controlled companies
Cemig Geração e Transmissão	Full	100	-	100	-
Cemig Baguari Energia	Full	-	100	-	100
Hidrelétrica Cachoeirão	Proportional	-	49	-	49
Guanhães Energia	Proportional	-	49	-	49
Madeira Energia	Proportional	-	10	-	10
Hidrelétrica Pipoca	Proportional	-	49	-	49
Baguari Energia	Proportional	-	69.39	-	69.39
Empresa Brasileira de Transmissão de Energia – EBTE	Proportional	-	49	-	49
Central Eólica Praias de Parajuru	Proportional		49		49
Central Eólica Volta do Rio	Proportional	-	49	-	49
Central Eólica Praias de Morgado	Proportional	-	49	-	49
Taesa	Proportional	-	56.69	-	56.69
Light Ger	Proportional	-	49	-	49
Amazônia Energia	Proportional	-	74.50	-	-
Cemig Distribuição	Full	100	-	100	-
Cemig Telecom	Full	100	-	100	-
Ativas Data Center	Proportional	-	49	-	49
Rosal Energia	Full	100	-	100	-
Sá Carvalho	Full	100	-	100	-
Horizontes Energia	Full	100	-	100	-
Usina Térmica Ipatinga	Full	100	-	100	-
Cemig PCH	Full	100	-	100	-
Cemig Capim Branco Energia	Full	100	-	100	-
Cemig Trading	Full	100	-	100	-
Efficientia	Full	100	-	100	-
Central Termelétrica de Cogeração	Full	100	-	100	-
UTE Barreiro	Full	100	-	100	-
Empresa de Serviços e Comercialização de Energia Elétrica	Full	100	-	100	-
Cemig Serviços	Full	100	-	100	-
Gasmig	Proportional	55.19	-	55.19	-
Companhia Transleste de Transmissão	Proportional	25	-	25	-
Companhia Transudeste de Transmissão	Proportional	24	-	24	-
Companhia Transirapé de Transmissão	Proportional	24.5	-	24.5	-
Light	Proportional	26.06	-	26.06	-
Light SESA	Full	-	26.06	-	26.06
Light Energia	Full	-	26.06	-	26.06
Light Esco	Full	-	26.06	-	26.06
Light Ger	Full	-	13.29	-	13.29
Light Soluções em Eletricidade	Full	-	26.06	-	26.06
Instituto Light	Full	-	26.06	-	26.06
Itaocara Energia	Full	-	26.06	-	26.06
Lightcom	Full	-	26.06	-	26.06
Axxiom	Proportional	-	13.29	-	13.29
Transchile	Proportional	49	-	49	-
Companhia de Transmissão Centroeste de Minas	Proportional	51	-	51	-
Empresa Amazonense de Transmissão de Energia – EATE	Proportional	49.98	-	49.98	-
Sistema de Transmissão Catarinense – STC	Full	-	30.82	-	30.82
Lumitrans Cia. Transmissora de Energia Elétrica	Full	-	30.82	-	30.82
Empresa Brasileira de Transmissão de Energia – EBTE	Proportional	-	19.65	-	19.65
Empresa Paraense de Transmissão de Energia – ETEP	Proportional	49.98	-	49.98	-
Empresa Santos Dumont Energia – ESDE	Full	-	49.98	-	49.98
Empresa Norte de Transmissão de Energia – ENTE	Proportional	49.99	-	49.99	-
Empresa Regional de Transmissão de Energia – ERTE	Proportional	49.99	-	49.99	-
Empresa Catarinense de Transmissão de Energia – ECTE	Proportional	19.09	-	19.09	-
Axxiom	Proportional	49	-	49	-
Parati	Proportional	25	-	-	-

4.             CONCESSIONS

Cemig and its subsidiaries and jointly-controlled subsidiaries hold the following concessions from ANEEL:

	Location	Date of Concession or Authorization	Date of Expiration

GENERATION	Location: (RIVER)
Hydroelectric power plants
São Simão	Rio Paranaíba	01/1965	01/2015
Emborcação	Rio Paranaíba	07/1975	07/2025
Nova Ponte	Rio Araguari	07/1975	07/2025
Jaguara	Rio Grande	08/1963	08/2013
Miranda	Rio Araguari	12/1986	12/2016
Três Marias	Rio São Francisco	04/1958	07/2015
Volta Grande	Rio Grande	02/1967	02/2017
Irapé	Rio Jequitinhonha	01/1999	02/2035
Aimorés	Rio Doce	07/2000	12/2035
Salto Grande	Rio Santo Antônio	10/1963	07/2015
Funil	Rio Grande	10/1964	12/2035
Queimado	Rio Preto	11/1997	01/2033
Itutinga	Rio Grande	01/1953	07/2015
Capim Branco I	Rio Araguari	08/2001	08/2036
Capim Branco II	Rio Araguari	08/2001	08/2036
Camargos	Rio Grande	08/1958	07/2015
Porto Estrela	Rio Santo Antônio	05/1997	07/2032
Igarapava	Rio Grande	05/1995	12/2028
Piau	Rio Piau / Pinho	10/1964	07/2015
Gafanhoto	Rio Pará	09/1953	07/2015
Sá Carvalho	Rio Piracicaba	12/1994	12/2024
Rosal	Itabapoana – RJ	05/1997	05/2032
Pai Joaquim	Rio Araguari	04/2002	04/2032
Salto Paraopeba	Rio Paraopeba	10/2000	10/2030
Machado Mineiro	Rio Pardo	07/1995	07/2025
Salto do Passo Velho	Rio Capecozinho	10/2000	10/2030
Salto do Voltão	Rio Capecozinho	10/2000	10/2030
PCH Cachoeirão	Rio Manhuaçu	07/2000	07/2030
UHE Baguari	Rio Doce	08/2006	08/2041
PCH Pipoca	Rio Manhuaçu	09/2001	09/2031
Outras	Diversas	Diversas	Diversas
Light – UHE Fontes Nova	Ribeirão dos Lajes	07/1996	06/2026
Light – UHE Nilo Peçanha	Ribeirão dos Lajes	07/1996	06/2026
Light – UHE Pereira Passos	Ribeirão dos Lajes	07/1996	06/2026
Light – UHE Ilha dos Pombos	Rio Paraíba do Sul	07/1996	06/2026
Light – UHE Santa Branca	Rio Paraíba do Sul	07/1996	06/2026

Wind power plants (1)	(CITY/STATE)
Morro do Camelinho	Gouveia – MG	03/2000	01/2017
Praias do Parajuru	Berberibe – CE	09/2002	08/2029
Volta do Rio (2)	Aracajú – CE	12/2001	08/2034
Praia de Morgado (2)	Aracajú - CE	12/2001	08/2034

Thermoelectric power plants (1)	CITY/STATE)
Igarapé	Juatuba – MG	01/2005	08/2024
Ipatinga	Ipatinga – MG	11/2000	12/2014
Barreiro	Belo Horizonte – MG	02/2002	04/2023

Projects in progress – Hydroelectric power plants (1)	(RIVER)
UHE Santo Antônio	Rio Madeira	06/2008	06/2043
PCH Dores dos Guanhães	Rio Guanhães	11/2002	11/2032
PCH Fortuna II	Rio Guanhães	12/2001	12/2031
PCH Senhora do Porto	Rio Guanhães	10/2002	10/2032
PCH Jacaré	Rio Guanhães	10/2002	10/2032

TRANSMISSION	Location: (STATE)
National Grid	Minas Gerais	07/1997	07/2015
Sub-Estação – SE Itajubá – 3	Minas Gerais	10/2000	10/2030
Transleste – LT Irapé – Montes Claros	Minas Gerais	02/2004	02/2034
Transudeste – LT Itutinga – Juiz de Fora	Minas Gerais	03/2005	03/2035
Transirapé – LT Irapé – Araçuaí	Minas Gerais	03/2005	03/2035
EBTE – LT Juína-Brasnorte	Mato Grosso	10/2008	10/2038
ETEP – LT Tucuruí – Vila do Conde	Pará	06/2001	06/2031
ENTE – LTs Tucuruí – Marabá – Açailândia	Pará/Maranhão	12/2002	12/2032
ERTE – LT Vila do Conde – Santa Maria	Pará	12/2002	12/2032
EATE – LT Tucuruí – Presidente Dutra	Pará	06/2001	06/2031
ECTE – LT Campos Novos – Blumenau	Santa Catarina	11/2000	11/2030
STC – LT Barra Grande	Santa Catarina	06/2006	06/2036
Lumitrans – LT Machadinho	Santa Catarina	07/2004	07/2034
TAESA - TSN (3)	Goiás/ Bahia	12/2000	12/2030
TAESA – Munirah (4)	Bahia	02/2004	02/2034
TAESA – Gtesa (5)	Pernambuco/ Paraíba	01/2002	01/2032
TAESA – Patesa (6)	Rio Grande do Norte	12/2002	12/2032
TAESA – NVT (7)	Maranhão/Distrito Federal	12/2000	12/2030
TAESA – ETAU (8)	Santa Catarina/Rio G. do Sul	12/2002	12/2032
TAESA – ETEO (9)	São Paulo	05/2000	05/2030
TAESA – Brasnorte (10)	Mato Grosso	03/2008	03/2038
TAESA – STE (11)	Rio Grande do Sul	12/2002	12/2032
TAESA – ATE (12)	Paraná/São Paulo	02/2004	02/2034
TAESA – ATE II (13)	Tocantins/Piauí/Bahia	03/2005	03/2035
TAESA – ATE III (14)	Tocantins/Pará	03/2006	03/2036
Transchile – LT Charrua – Nova Temuco	Chile	05/2005	05/2028
Centroeste de Minas – LT Furnas – Pimenta	Minas Gerais	03/2005	03/2035
Projects in progress – Transmission
ESDE – LT Barbacena2-Juiz de Fora 1	Minas Gerais	11/2009	11/2039

DISTRIBUTION
Cemig Distribuição
Norte	Minas Gerais	04/1997	02/2016
Sul	Minas Gerais	04/1997	02/2016
Leste	Minas Gerais	04/1997	02/2016
Oeste	Minas Gerais	04/1997	02/2016
Light SESA
Região Metropolitana	Rio de Janeiro	07/1996	06/2026
Grande Rio	Rio de Janeiro	07/1996	06/2026
Vale do Paraíba	Rio de Janeiro	07/1996	06/2026

(1)                               The installed capacities shown refer to CEMIG’s equity interests in the subsidiaries and jointly-controlled subsidiaries and also in consortia with private initiative. For further information see note 17.

(2)                                The expiration date of the concession is 20 years after the start up of operation.

(3)                                TSN – Transmissora Sudeste Nordeste S.A.

(4)                                Munirah Transmissora de Energia S.A.

(5)                                Gtesa - Goiânia Transmissora de Energia S.A.

(6)                                Paraíso Açu Transmissora de Energia S.A.

(7)                                NVT - Novatrans Energia S.A.

(8)                                ETAU - Empresa de Transmissão Alto Uruguai S.A.

(9)                                ETEO - Empresa de Transmissão de Energia do Oeste S.A.

(10)                           Brasnorte Transmissora de Energia S.A.

(11)                           STE – Sul Transmissora de Energia S.A.

(12)                           ATE – Transmissora de Energia S.A.

(13)                           ATE II – Transmissora de Energia S.A.

(14)                           ATE III – Transmissora de Energia S.A.

Renewal of Concessions

Concessions for exploration of electricity trasnmission services are expected by Management to be renewed by ANEEL and/or the Mining and Energy Ministry. In case these concessions are not renewed, the Company´s profitability and operations could be adversely impacted.

Onerous concessions

When obtaining the concessions for construction of certain generation projects, the Company agreed to make payments to ANEEL during the concession agreement period as compensation for commecial exploration. The information on the Company’s concessions and the amounts to be paid, refer to the table below:

Ventures	Carrying amount in 2011	Present value in 2011	Amortization period	Index
Porto Estrela (Consortium)	368,654	115,756	08/2001 to 07/2032	IGPM
Irapé	31,613	10,814	03/2006 to 02/2035	IGPM
Queimado (Consortium)	8,233	3,036	01/2004 to 12/2032	IGPM
Baguari (Consortium)	5,369	1,485	09/2009 to 09/2042	IPCA
Capim Branco (Consortium)	19,962	6,596	09/2007 to 08/2035	IGPM

The Company makes its payments to the grantor on a monthly basis in accordance with the payment schedule agreed upon by both the Company and ANEEL. While the agreed-upon payment schedules may stipulate varying monthly amounts of payment, for accounting purposes the Company used the updated carrying amount and recognized the expenses incurred on a straight-line basis over the concession contract period.

The payments paid to the grantor for the Porto Estrela, Irapé, Queimado, Baguari and Capim Branco plants in 2011 were approximately R$125, R$1,300, R$370, R$170 and R$776, respectively

The present value of the payments to be paid in the 12-month period are: R$5,405, R$1,279, R$367, R$168 and R$771, respectively (face value amounts of R$5,919, R$1,358, R$389, R$178 and R$821).

The rate used by Cemig to discount the face value of its onerous concession liabilities to present value was 12.50%, which represents the average borrowing rate under normal conditions on the transaction date.

5.              OPERATING SEGMENTS

The Company has three primary operating segments: Generation, Transmission and Distribution.  These primary operating segments are configured separately to reflect the regulatory framework of the Brazilian electric power sector, which has different legislations for each segment.

The segments mentioned above reflect the Company’s management and its organizational and monitoring structure. Due to the structure of the regulatory framework, the operating segments were not set up per geographical area.

The Company also operates in the gas, telecommunications and other businesses markets, which have a smaller impact on the results of its operations.

The table below presents the consolidated income statement per operating segment for 2011 and 2010:

FINANCIAL STATEMENTS BY ACTIVITY AT DECEMBER 31, 2011
DESCRIPTION	ELECTRIC POWER
	Generation	Transmission	Distribution	Gas	Telecom	Other	Elimination	Total

ASSETS	12,103,518	9,060,153	13,127,829	853,612	419,934	14,702,378	(12,909,678)	37,357,746
INVESTMENTS	971,930	1,030,220	1,857,354	83,873	35,885	332	-	3,979,594

NET OPERATING REVENUE	3,782,538	1,353,813	10,548,216	457,678	125,780	51,402	(505,200)	15,814,227

COST OF OPERATION
COST OF ELECTRICITY AND GAS
Electricity bought for resale	(586,767)	-	(3,920,780)	-	-	(48)	229,615	(4,277,980)
Charges for the use of the basic transmission grid	(268,478)	(186)	(811,510)	-	-	(1)	250,151	(830,024)
Gas bought for resale	-	-	-	(329,105)	-	-	-	(329,105)
Total - Cost of Operation	(855,245)	(186)	(4,732,290)	(329,105)	-	(49)	479,766	(5,437,109)

OPERATING COSTS AND EXPENSES
Personnel and managers	(176,019)	(136,987)	(838,793)	(18,996)	(28,206)	(49,650)	-	(1,248,651)
Employee and manager profit sharing	(35,327)	(20,041)	(148,298)	-	(2,005)	(15,390)	-	(221,061)
Post-employment obligations	(18,671)	(9,113)	(87,481)	-	-	(8,435)	-	(123,700)
Materials	(11,290)	(12,324)	(72,001)	(1,250)	(385)	(502)	-	(97,752)
Outsourced services	(131,227)	(71,800)	(801,536)	(6,289)	(21,226)	(18,361)	19,612	(1,030,827)
Depreciation and amortization	(387,603)	(3,374)	(494,937)	(17,680)	(35,175)	(558)	-	(939,327)
Operating provisions	(5,961)	(2,892)	(249,358)	-	(1,040)	1,640	-	(257,611)
Royalties for use of water resources	(153,979)	-	-	-	-	-	-	(153,979)
Construction Cost	(10)	(116,862)	(1,412,396)	-	-	(1)	-	(1,529,269)
Other	(60,339)	(35,547)	(235,789)	(5,375)	(16,282)	(14,522)	5,822	(362,032)
Total - Operational Cost	(980,426)	(408,940)	(4,340,589)	(49,590)	(104,319)	(105,779)	25,434	(5,964,209)

TOTAL COST	(1,835,671)	(409,126)	(9,072,879)	(378,695)	(104,319)	(105,828)	505,200	(11,401,318)

GROSS PROFIT	1,946,867	944,687	1,475,337	78,983	21,461	(54,426)	-	4,412,909
Equity gain (loss) on subsidiaries	(744)	-	-	-	-	-	-	(744)
Financial Income	178,187	130,261	361,972	25,730	10,712	185,421	102,712	994,995
Financial Expenses	(483,641)	(550,507)	(714,492)	(16,334)	(13,311)	(169,789)	(102,712)	(2,050,786)
Profit before taxes	1,640,669	524,441	1,122,817	88,379	18,862	(38,794)	-	3,356,374
Income tax and social contribution tax	(460,157)	(82,749)	(382,905)	(20,160)	(5,566)	(159,914)	-	(1,111,451)
Deferred income tax and social contribution tax	57,914	(77,623)	61,170	-	4,776	124,290	-	170,527
PROFIT (LOSS) FOR THE YEAR	1,238,426	364,069	801,082	68,219	18,072	(74,418)	-	2,415,450

FINANCIAL STATEMENTS BY ACTIVITY DECEMBER 31, 2010

DESCRIPTION	ELECTRIC POWER

	Generation	Transmission	Distribution	Gas	Telecom	Other	Elimination	Total

ASSETS	11,548,528	7,905,832	11,197,065	842,133	390,038	13,641,139	(11,969,901)	33,555,834
INVESTMENTS	359,479	1,581,201	2,050,772	52,000	78,000	1,000		4,122,452

OPERATING INCOME	3,310,758	1,128,917	9,184,287	501,619	105,242	130,995	(514,884)	13,846,934

COST OF OPERATION
COST OF ELECTRICITY AND GAS
Electricity bought for resale	(382,247)	-	(3,569,814)	-	-	(9)	230,485	(3,721,585)
Charges for the use of the basic transmission grid	(270,964)	46	(712,125)	-	-	-	254,204	(728,839)
Gas bought for resale	-	-	-	(225,398)	-	-	-	(225,398)
Total - Cost of Operation	(653,211)	46	(4,281,939)	(225,398)	-	(9)	484,689	(4,675,822)

OPERATING COSTS AND EXPENSES
Personnel and managers	(184,137)	(132,402)	(821,044)	(18,152)	(11,043)	(44,562)	-	(1,211,340)
Employee and manager profit sharing	(49,492)	(26,035)	(235,631)	-	(912)	(13,015)	-	(325,085)
Post-employment obligations	(23,695)	-	(73,689)	-	-	(9,654)	-	(107,038)
Materials	(13,739)	(11,449)	(106,408)	(978)	(626)	(460)	-	(133,660)
Outsourced services	(132,091)	(55,912)	(723,533)	(5,072)	(16,642)	(17,300)	27,235	(923,315)
Depreciation and amortization	(401,334)	6,772	(458,463)	(8,309)	(32,951)	(1,296)	-	(895,581)
Operating provisions	4,479	(3,799)	(251,918)	-	997	112,176	-	(138,065)
Royalties for use of water resources	(140,404)	-	-	-	-	-	-	(140,404)
Construction Cost	1,837	(212,019)	(931,321)	(186,190)	-	-	-	(1,327,693)
Other	(57,984)	(34,866)	(207,166)	1,247	(11,865)	(14,462)	2,960	(322,136)
Total - Operational Cost	(996,560)	(469,710)	(3,809,173)	(217,454)	(73,042)	11,427	30,195	(5,524,317)

TOTAL COST	(1,649,771)	(469,664)	(8,091,112)	(442,852)	(73,042)	11,418	514,884	(10,200,139)

GROSS PROFIT	1,660,987	659,253	1,093,175	58,767	32,200	142,413	-	3,646,795
Financial Income	201,724	116,932	331,951	25,742	6,906	69,349	88,812	841,416
Financial Expenses	(454,479)	(411,318)	(630,991)	(8,697)	(5,140)	(66,488)	(88,812)	(1,665,925)
Profit before taxes	1,408,232	364,867	794,135	75,812	33,966	145,274	-	2,822,286
Income tax and social contribution tax	(434,750)	(80,118)	(209,030)	(16,152)	(5,284)	(126,596)	-	(871,930)
Deferred income tax and social contribution tax	62,935	4,418	(12,695)	-	(542)	253,504	-	307,620
PROFIT FOR THE YEAR	1,036,417	289,167	572,410	59,660	28,140	272,182	-	2,257,976

6.              CASH AND CASH EQUIVALENTS

	Consolidated		Parent Company
	2011	2010	2011	2010
Bank accounts	157,890	94,605	6,664	10,164
Financial investments
Bank certificates of deposit	2,345,877	2,516,342	191,004	289,642
Financial Treasury Bonds (LFTs)	63,868	121,586	4,922	566
National Treasury Bonds (LTNs)	26,413	-	1,603	-
Financial Bonds - Banks	176,510	-	18,364	-
Others	91,932	247,160	4,138	2,369
	2,704,600	2,885,088	220,031	292,577
	2,862,490	2,979,693	226,695	302,741

These short-term investments are transactions contracted with Brazilian institutions and international financial institutions with branches in Brazil for securities at normal market prices and under normal market conditions. All of these investments are readily convertible into known amounts of cash and are subject to an insignificant risk of change in value and there is no restriction on its use.  In its short-term investment portfolio, the Company holds Financial Treasury Bonds, National Treasury Bonds, Financial Bonds – Banks and Bank Certificates of Deposit (CBDs),which earn interest at fixed and floating rates. The Company also holds Time Deposits with Special Guarantees (DPGEs), which receive a percentage of return based on the CDI rate (which varies from 100% to 110%) published by CETIP (the Clearing House for the Custody and Financial Settlement of Securities).

The Company’s exposure to interest rate risk and a sensitivity analysis of the Company’s financial assets and liabilities are shown in Note 28.

7.              MARKETABLE SECURITIES - SHORT-TERM INVESTMENTS

The Short-term Investments refers to financial investments made in Brazilian and international financial institutions with branches in Brazil at market prices and conditions with original maturity of three months or less from the date of its contract.

	Consolidated		Parent Company
	2011	2010	2011	2010

Cash equivalents
Bank certificates of deposit	358,987	321,858	180,000	55
	358,987	321,858	180,000	55

8.          ACCOUNTS RECEIVABLE FROM CONSUMERS AND TRADERS

Consolidated
Consumer category	Balances not yet due	Up to 90 days past due	More than 90 days past due	Total
	2011			2011	2010

Residential	624,600	239,343	324,940	1,188,883	1,022,724
Industrial	407,716	56,349	322,491	786,556	710,708
Commercial, services and others	315,691	62,076	186,078	563,845	465,870
Rural	62,753	22,073	29,944	114,770	101,716
Governmental entities	89,533	13,408	54,165	157,106	138,657
Public illumination	58,899	4,466	30,727	94,092	84,638
Public service	125,815	12,491	44,506	182,812	193,987
Subtotal – Consumers	1,685,007	410,206	992,851	3,088,064	2,718,300
Wholesale supply to other concession holders	168,091	47,076	26,354	241,521	195,082
Allowance for doubtful accounts receivable	-	-	(621,269)	(621,269)	(555,090)
Total – Consumers and traders	1,853,098	457,282	397,936	2,708,316	2,358,292
Current assets				2,549,546	2,262,585
Non-current assets				158,770	95,707

The breakdown of the allowance for doubtful accounts, by consumer category, is as follows:

	Consolidated
	2011	2010

Residential	316,954	248,835
Industrial	106,255	97,875
Commercial, services and others	152,240	116,476
Rural	16,359	17,334
Governmental entities	5,529	25,683
Public illumination	11,808	18,512
Public service	12,124	30,375
	621,269	555,090

The allowance for doubtful accounts is considered to be sufficient to cover any losses on the recoverability of these assets.

Changes in the allowance for doubtful accounts in 2011 were as follows:

Consolidated
Balance at December 31, 2010	555,090
Formation of provision	163,629
Write-offs of accounts receivable	(97,450)
Balance at December 31, 2011	621,269

The Company’s exposure to credit risk related to accounts receivables from consumers and traders is given in Note 28.

9.              RECOVERABLE TAXES

Recoverable Taxes	Consolidated		Parent Company
	2011	2010	2011	2010
CURRENT
Recoverable ICMS	153,306	223,395	3,843	3,843
PIS and PASEP	32,828	26,730	-	-
COFINS	156,852	116,723	67,342	-
Other	11,140	7,582	1,385	1,390
	354,126	374,430	72,570	5,233
NON CURRENT
Recoverable ICMS	243,029	84,746	4,334	426
PIS, PASEP and COFINS	84,919	55,137	-	-
	327,948	139,883	4,334	426
	682,074	514,313	76,904	5,659

PASEP and COFINS credits originate from acquisitions of property, plant and equipment and can be offset against state taxes payable over 48 months.

The recoverable ICMS (VAT) tax credits, recorded in non-current assets, originate from acquisitions of property, plant and equipment and can be used to offset state tax obligations over a 48 month period. The amount reclassified to current assets as of December 31, 2011 was made in accordance with management’s estimates of the amounts which will be used on or before December 31, 2012.

Within the current COFINS recoverable tax credit balance at December 31, 2011, the Company holds an amount of R$67,341 related to tax credits from Federal Revenue Department for restitution of the FINSOCIAL contribution amounts unduly collected during the period from September 1989 to February 1991. This resulted from a judicial decision made which stated that there was no legal foundation requiring the Company to pay its federal tax obligations based on the tax rate increases established in tax code effective during the abovestated period. This amount has been updated by the interest earned through year-end.

10.     INCOME TAX AND SOCIAL CONTRIBUTION

a) Income Tax And Social Contribution Recoverable

The balances of income tax and social contribution refer to tax credits in the income tax returns from previous years and advance payments made in 2011, which will be offset against the amount of federal tax payable calculated for the year 2012, recorded under Taxes payable.

	Consolidated		Parent Company
	2011	2010	2011	2010
CURRENT
Income tax	171,294	353,196	-	-
Social contribution	49,466	136,617	-	-
	220,760	489,813	-	-
NON CURRENT
Income tax	21,223	66,439	17,211	63,120
Social contribution	2,382	16,999	2,337	16,997
	23,605	83,438	19,548	80,117
	244,365	573,251	19,548	80,117

b) Deferred Income Tax And Social Contribution

CEMIG and its subsidiaries and jointly-control subsidiaries have income taxes and social contribution calculated at the statutory annual rates of 25% and 9%, respectively. The Company’s tax credits for these taxes are comprised as follows:

	Consolidated		Parent Company
	2011	2010	2011	2010
Tax credits:
Tax loss carry forwards/negative basis for social contribuition	631,801	570,611	337,861	260,966
Provisions	141,921	125,412	55,697	56,354
Employee post-retirement benefits	369,306	349,989	19,807	18,105
Allowance for doubtful accounts receivable	211,928	191,866	8,629	8,899
Tax credits on absorption of subsidiary	87,835	84,166	-	-
Financial instruments	59,421	33,043	-	-
Foreign exchange variation	127,768	124,957	-	-
Taxes payable – suspended liability (1)	180,623	143,109	-	-
Onerous Concession Contract	61,941	57,313	-	-
Other	163,543	120,101	2,455	1,148
	2,036,087	1,800,567	424,449	345,472

(1) Income Tax on PASEP/COFINS.

At a meeting on March 15, 2012, the Board of Directors approved the technical study prepared by Cemig’s Financial and Investor Relations Committees on the forecast for future taxable profits, which shows its ability to use the deferred tax assets over a maximum period of 10 years.

Based on the study for realization of tax credits mentioned above, the Company recognized a portion of tax credits related to deferred Income Tax and Social Contribution that were not recorded in its financial statements in the amount of R$119,850 in 2011 (R$288,505 in 2010).

The deductible temporary differences and tax loss carry forwards do not expire under current tax law. Deferred tax assets were recognized in relation to these items as it is probable that future taxable income will be available, enabling the Companyto use these tax assets.

In accordance with the individual estimates of Cemig, including its subsidiaries and jointly-controlled subsidiaries, future taxable income will allow the Company to make use of its the deferred tax assets existing at December 31, 2011, as follows:

	Consolidated	Parent Company
2012	410,956	63,071
2013	560,488	56,208
2014	366,901	46,171
2015	371,177	50,449
2016 to 2017	128,657	88,655
2018 to 2019	108,413	69,407
2020 to 2021	89,495	50,488
	2,036,087	424,449

For details regarding the Company´s deferred tax liabilities, refer to Note 18 to the financial statements.

c)  Reconciliation of income tax and social contribution expenses

The following table presents the reconciliation of the nominal income tax (25% tax rate) and social contribution (9% tax rate) expenses with the actual expenses incurred, as shown in the income statement:

	Consolidated		Parent Company
	2011	2010	2011	2010
Profit before taxes	3,356,374	2,822,286	2,434,225	2,123,374
Income tax and social contribution – nominal expense	(1,141,167)	(959,577)	(827,636)	(721,947)

Tax effects applicable to:
Equity gain (loss) on subsidiaries	(253)	-	701,157	575,640
Non-deductible contributions and donations	(8,227)	(8,596)	(1,153)	(1,448)
Tax incentives	28,585	21,808	2,330	2,529
Tax credits not recognized	(1,638)	1,573	(13)	307
Amortization of goodwill	(10,997)	(9,642)	(12,235)	(11,138)
Adjustment in income tax and social contribution – prior year	(2,769)	4,366	123	(4,343)
Recognition of credits on tax loss carry forwards	119,850	288,505	119,850	288,505
Other	75,692	97,253	(1,198)	6,497
Income tax and social contribution – effective income (loss)	(940,924)	(564,310)	(18,775)	134,602
Effective rate	28.03%	19.99%	0.77%	(6.34%)

Current income tax and social contribution	(1,111,451)	(871,930)	(143,287)	(118,746)
Deferred income tax and social contribution	170,527	307,620	124,512	253,348

Income tax incentives of Transmissora Aliança de Energia Elétrica S.A. – Taesa

The Ministry of National Integration, through the Federal Agency for Development of the Northeast (ADENE) and  the Federal Agency for the Development of the Amazon Region (ADA), issued Constitutive Reports 169/2004 and 0260/2003 granting some of Taesa’s subsidiaries tax benefits of a 75% reduction to their income tax payable for the activity carried out in the region to which the benefits apply.

This benefit is calculated on a monthly quota of operating profit of the Northeast-Southeast line of 84.48%, which is the effective percentage of the line in the state of Bahia, an area subsided by SUDENE (Superintendency for the Development of the Northeast).

11.     ESCROW DEPOSITS

The escrow deposits refer mainly to tax and labor issues.

The main escrow deposits are mainly comprised of litigation, related to tax obligations referring primarily to withhold income tax on interest on capital, to indemnities and taxes on donations (ITCD), and to PASEP/COFINS — related to exclusion of value-added tax (ICMS) from the tax basis of PASEP/COFINS, and others.

	Consolidated		Parent Company
	2011	2010	2011	2010
Labor obligations	206,971	212,142	24,389	46,142

Tax obligations
Income tax on interest on shareholders´capital	14,010	13,714	-	-
State inheritance and donation taxes (ITCD)	115,918	-	115,918	48,412
PASEP/COFINS	719,470	550,944	-	-
Other tax obligations	59,209	57,289	34,696	13,180

Others	272,133	193,117	100,718	87,783
	1,387,711	1,027,206	275,721	195,517

Based on a court decision made in the fourth quarter of 2011 in favor of CEMIG which deemed certain state inheritance and donation taxes (ITCD) to be refundable, in 2011 the Company recorded a total escrow deposit balance in the amount of R$115,918 related to its refundable ITCD taxes. This balance is comprised of the tax principal of R$48,412 and interest accrued of R$67,506.

The balances of deposits in court in relation to the PASEP and COFINS taxes have a corresponding provision recorded under taxes payable. For more details, see Note 18.

12.       ACCOUNTS RECEIVABLE FROM THE MINAS GERAIS STATE GOVERNMENT AND CRC ACCOUNT SECURITIZATION FUND

The credit balance remaining from the Recoverable Results Account (CRC) was passed on to the Government of the State of Minas Gerais in 1995, through an agreement for assignment of the Recoverable Results Account (the “CRC Agreement”) pursuant to Law 8724/93 for monthly amortization over seventeen years, as from June 1, 1998, with interest of 6% per year, restated monthly by the Fiscal Reference Unit (UFIR).

The CRC Agreement was modified by certain amendments commencing in 2001 (First Amendment to CRC Agreement) that addressed issues relating to remuneration of the receivable, which replaced the monetary updating unit in the agreement from UFIR to IGP-DI inflation index, backdated to November 2000, due to the abolition of the UFIR in October 2000, and certain guarantees relating to dividend retention by the State Government.

The Second and Third Amendments to the CRC Agreement were signed in October 2002, setting new conditions for amortization of the credits receivable from the Minas Gerais State Government. The main clauses were: (i) monetary updating by the IGP-DI; (ii) amortization of the two amendments by May 2015; (iii) interest rates of 6.00% and 12.00% for the Second and Third Amendments, respectively; and (iv) guarantee of retention, in full, of dividends becoming due to the Minas Gerais State Government for settlement of the Third Amendment.

a) Fourth Amendment to the CRC Agreement

As a result of default in receipt of the receivables specified in the Second and Third Amendments, the Fourth Amendment was signed, with the aim of making possible full receipt of the CRC balance through retention of the dividends due to the State Government. This agreement was approved by the Special General Stockholders Meeting of held on January 12, 2006.

The Fourth Amendment to the CRC Agreement had its effect backdated to the debit balance existing at December 31, 2004, and consolidated the balances receivable of the Second and Third Amendments, corresponding to R$5,580,195 as at December 31, 2011 (R$5,070,376 as at December 31, 2010).

The Minas Gerais State Government amortizes the debt in 61 consecutive semi-annual payments, which are due on June 30 and December 31 of each year, over the period from June 2005 to June 2035. The payments for amortization of the principal, restated by the IGP-DI, increase over the period, from R$28,828 for the first payment to R$105,336 for the 61st payment, at the values for December 31, 2011.

The Company is recognizing the State Government’s payments by withholding 65% of the regular dividends and interest on capital due to the State Government. If the 65% of regular dividends and interest on capital is not sufficient to amortize the installment due in a given month, the Company may increase its withholding to include 65% of all extraordinary dividends as well. The dividends withheld will be applied in the following order: (i) the settlement of past due installments, (ii) the settlement of the semi-annual installments, (iii) the pre-payment of up to 2 installments; and (iv) the payment of the remaining principal balance.

As at December 31, 2011 the installments due for June 30 and December 31, 2012 had already been received.

As part of the Fourth Amendment to the CRC Agreement, in order to ensure complete receipt of the credits, the Company agreed to a requirement in which, on an annual basis, it must maintain compliance with the financial covenants in conformity with its Strategic Plan and as set forth in its by-laws, as follows:

Target	Index required
Debt / EBITDA	Less than 2 (1)
Debt / (Debt + Shareholders’ equity)	Less than or equal to 40.00% (2)
Capex on investments and acquisition of assets	Less than or equal to 40.00% of EBITDA

EBITDA = Earnings before interest, taxes on profit, depreciation and amortization.

(1)          Less than 2.5 in certain situations specified in the by-laws.

(2)          50% or less, in certain temporary situations also specified in the by-laws.

As at December 31, 2011, the Company was not in compliance with the index requirement for “CAPEX on investments and acquisition of assets/EBITDA,” holding an index of 74.38%. At the Extraordinary Shareholders’ General Meeting in 2012, the Company will present a request for to increase the upper limit of the index required.

b) Creation of Cemig CRC Account Securitization Fund

On January 27, 2006, Cemig transferred the accounts receivable from the CRC Account Agreement to a credit securization investment fund (FIDC). The value of the FIDC was established by the Fund administrator, based on CEMIG’s long term financial predictions, estimating the dividends that will be withheld for amortization of the debit balance of the CRC agreement.  Based on these projections, the FIDC, on that date, was valued at the total amount of R$1,659,125, of which  R$900,000 are senior quotas and R$759,125 are subordinated quotas.

The senior quotas were acquired by financial institutions and are being amortized in 20 semi-annual installments, starting in June 2006, with interest accruing at the rate of CDI plus 1.7% per year, and are guaranteed by CEMIG.

The subordinated quotas were subscripted by Cemig and correspond to the difference between the total value of the FIDC and the senior quotas.

The subordinated quotas are updated for monetary valuation purposes in the amount of the difference between the valuation of the FIDC using a rate of 10% per year and the increase in value of the senior quotas, as calculated based on CDI plus 1.7% per year.

The composition of the CRC Account Securitization at December 31:

	2011	2010
- Senior quotas held by third parties	819,997	890,517

- Subordinated quotas owned by Cemig	1,001,179	938,704
- Dividends retained by the Fund	8,899	7,867
	1,010,078	946,571
TOTAL	1,830,075	1,837,088

The changes to the amounts receivable in connection with the CRC Account Securitzation Fund in 2011 and 2010 were as follows:

Consolidated and Parent Company
Balance at December 31, 2010	1,837,088
Monetary updating of the senior quotas	102,712
Monetary updating of the subordinated quotas	63,508
Investment in the subordinated quotas	14,075
Amortization of the senior quotas	(187,308)
Balance at December 31, 2011	1,830,075

On December 21, 2011, Cemig set aside R$86,617 for purposes of paying dividends and R$9,712 for purposes of making a contribution to the Fund to pay the minimum senior quota amounts payable and other operating expenses of the FIDC.  The total cash disbursement in the amount of R$94,185 for amortization of senior quotas was made in January 2012.

The dividends to be distributed to shareholders arising from net income recorded for the period ended December 31, 2011, as declared by the Executive Board and the Board of Directors, in accordance with the Company´s by-laws, are classified as current liabilities in the consolidated financial statements. Of the total dividends to be distributed, R$265,700 is payable to the Minas Gerais State Government, and R$172,705 will be retained for settlement of part of the CRC Account Receivable.

c) Criteria for Consolidation of the CRC Account Securitization Fund (FIDC)

As Cemig is the guarantor for the senior quotas, and, in the event that the withholdings for dividends due to the Minas Gerais State Government are not sufficient to cover the installment amounts due, Cemig would be required to issue a dividend payment to the State Government for the difference. As such, the consolidated financial statements present the balance of the FIDC fully recorded in Cemig, and the senior quotas are presented as debt under loans and financing in current and non-current liabilities. Similarly, upon consolidation, the monetary updating of the FIDC has been fully recognized as financial income, and the amount of the monetary updating of the senior quotas is recorded as a financial expense.

d) Negotiation for the advanced payment of account receivable from the Minas Gerais State Government - CRC

On November 9, 2011, the Company reported to shareholders and the market that the Company entered into discussions with representatives from the Minas Gerais State Government to negotiate an early settlement of the CRC account receivable. Negotiations are in progress, and once completed, would also be subject to relevant regulatory approval. It is not yet possible to measure the potential impacts on the Company’s financial statements.

13.     FINANCIAL ASSETS OF THE CONCESSION

As described in Note 2, Item 2.6 (g), the Company’s distribution, transmission, gas and wind generation concession contracts are within the criteria for application of IFRIC 12 Service Concession Arrangements). At the end of the concession period, the grantor will provide indemnity to the Company for the unamortized value of the concession assets according concession agreement between CEMIG and ANEEL and effective legislation and regulatory rules.

The balances of the financial assets as of December 31, 2011 and 2010 are as follows:

	Consolidated
	2011	2010
Distribution concessions	3,331,311	2,509,339
Gas concessions	304,616	287,425
Newer transmission concessions	5,503,592	4,399,627
Older transmission concessions	758,338	744,697
	9,897,857	7,941,088
Current assets	1,120,035	625,332
Non-current assets	8,777,822	7,315,756

For newer transmission concessions, the internal rate of return of financial assets ranged between 7.8% and 14.48%, in accordance with the specified characteristics of each concession and their investment dates.

14.     INVESTMENTS

The balances of our investments in financial assets as of December 31, 2011 and 2010 are as follows:

	Parent Company

	2011	2010
In subsidiaries and jointly-controlled subsidiaries
Cemig Geração e Transmissão	5,086,076	5,050,645
Cemig Distribuição	2,656,463	2,376,898
Light	839,570	867,918
Cemig Telecom	287,909	287,718
GASMIG	444,991	444,043
Rosal Energia	142,099	137,543
Sá Carvalho	123,571	121,843
Horizontes Energia	73,203	70,017
Usina Térmica Ipatinga	37,577	36,865
Cemig PCH	95,228	93,145
Cemig Capim Branco Energia	42,592	34,797
Companhia Transleste de Transmissão	24,020	24,040
UTE Barreiro	23,034	7,695
Companhia Transudeste de Transmissão	13,150	12,937
Usina Hidrelétrica Pai Joaquim	239	108,291
Companhia Transirapé de Transmissão	10,525	10,602
Transchile	42,850	28,908
Efficientia	11,334	8,944
Central Termelétrica de Cogeração	6,348	6,281
Companhia de Transmissão Centroeste de Minas	20,912	17,953
Cemig Trading	13,008	7,416
Empresa Paraense de Transmissão de Energia-ETEP	87,172	63,950
Empresa Norte de Transmissão de Energia-ENTE	181,391	168,069
Empresa Regional de Transmissão de Energia-ERTE	40,974	29,914
Empresa Amazonense de Transmissão de Energia-EATE	421,094	303,575
Empresa Catarinense de Transmissão de Energia-ECTE	23,705	24,353
Axxiom Soluções Tecnológicas	4,253	2,970
Cemig Serviços	2,310	45
Parati	358,459	-
Gasmig (invesiment in progress)	67,223	-
	11,181,280	10,347,375

Goodwill on acquisition of Rosal Energia	16,577	22,103
Goodwill on acquisition of ETEP	45,031	60,292
Goodwill on acquisition of ENTE	125,820	131,853
Goodwill on acquisition of ERTE	32,458	34,014
Goodwill on acquisition of EATE	251,465	352,942
Goodwill on acquisition of ECTE	21,278	22,412
Goodwill on acquisition of Light	320,614	342,978
	813,243	966,594
	11,994,523	11,313,969

a)	The main information on the subsidiaries and jointly-controlled subsidiaries is as follows (the figures have not been adjusted based on Cemig´s interest percentage):

Company	Number of shares	At December 31, 2011			January to December 2011
		Cemig Interest (%)	Share capital	Shareholders´ equity	Dividends	Profit (Loss)
Cemig Geração e Transmissão	2,896,785,358	100.00	3,296,785	5,086,076	1,233,581	1,269,012
Cemig Distribuição	2,261,997,787	100.00	2,261,998	2,656,463	440,406	719,971
Light	203,934,060	26.06	2,225,822	3,221,374	419,852	310,647
Cemig Telecom	381,023,385	100.00	225,082	287,909	17,000	18,071
Rosal Energia	46,944,467	100.00	46,944	142,099	20,650	25,206
Sá Carvalho	361,200,000	100.00	36,833	123,571	24,138	25,866
GASMIG	409,255,483	55.19	643,780	806,251	121,882	123,600
Horizontes Energia	64,257,563	100.00	64,258	73,203	10,056	13,242
Usina Térmica Ipatinga	29,174,281	100.00	29,174	37,577	9,662	10,374
Cemig PCH	30,952,000	100.00	30,952	95,228	17,579	19,662
Cemig Capim Branco Energia	5,528,000	100.00	5,528	42,592	29,086	36,881
Companhia Transleste de Transmissão	49,569,000	25.00	49,569	96,080	18,532	18,450
UTE Barreiro	30,902,000	100.00	30,902	23,034	461	8,226
Companhia Transudeste de Transmissão	30,000,000	24.00	30,000	54,792	10,183	10,212
Empresa de Comercialização de Energia Elétrica	486,000	100.00	486	239	103,027	(5,025)
Companhia Transirapé de Transmissão	22,340,490	24.50	22,340	42,958	7,612	7,910
Transchile	56,407,271	49.00	113,784	87,449	-	(752)
Efficientia	6,051,994	100.00	6,052	11,334	4,299	6,689
Central Termelétrica de Cogeração	5,000,000	100.00	5,001	6,348	1,001	1,058
Companhia de Transmissão Centroeste de Minas	28,000,000	51.00	28,000	41,003	2,644	7,611
Cemig Trading	160,297	100.00	160	13,008	19,192	24,784
Empresa Paraense de Transmissão de Energia – ETEP	45,000,010	49.98	89,390	174,398	24,427	45,035
Empresa Norte de Transmissão de Energia – ENTE	100,840,000	49.99	160,337	362,862	71,398	95,081
Empresa Regional de Transmissão de Energia – ERTE	36,940,800	49.99	36,941	81,970	12,531	18,406
Empresa Amazonense de Transmissão de Energia – EATE	180,000,010	49.98	355,697	842,485	145,983	204,313
Empresa Catarinense de Transmissão de Energia – ECTE	42,095,000	19.09	42,095	124,158	35,474	30,010
Axxiom Soluções Tecnológicas	9,200,000	49.00	9,200	8,680	-	2,162
Cemig Serviços	5,100,000	100.00	5,100	2,310	-	(2,735)
Parati S.A	1,432,910,000	25.00	1,432,910	1,433,835	288	1,214

Companysidiary	Number of shares	At December 31, 2010			January to December 2010
		Cemig Interest (%)	Share capital	Shareholders´ equity	Dividends	Profit (Loss)
Cemig Geração e Transmissão	2,896,785,358	100.00	3,296,785	5,050,645	607,934	1,084,110
Cemig Distribuição	2,261,997,787	100.00	2,261,998	2,376,898	158,707	441,002
Light	203,934,060	26.06	2,225,822	3,330,144	491,838	575,150
Cemig Telecom	381,023,385	100.00	225,082	287,718	16,400	28,140
Rosal Energia	46,944,467	100.00	46,944	137,543	2,500	15,712
Sá Carvalho	361,200,000	100.00	36,833	121,843	7,224	20,502
GASMIG	409,255,483	55.19	643,780	804,534	92,267	108,095
Horizontes Energia	64,257,563	100.00	64,257	70,017	3,477	6,339
Usina Térmica Ipatinga	29,174,281	100.00	29,174	36,865	3,783	8,940
Cemig PCH	30,952,000	100.00	30,952	93,145	2,500	14,481
Cemig Capim Branco Energia	5,528,000	100.00	5,528	34,797	16,098	37,014
Companhia Transleste de Transmissão	49,569,000	25.00	49,569	96,159	15,116	17,905
UTE Barreiro	23,328,000	100.00	23,328	7,695	-	(7,498)
Companhia Transudeste de Transmissão	30,000,000	24.00	30,000	53,903	8,962	9,520
Central Hidrelétrica Pai Joaquim	486,000	100.00	486	108,291		107,805
Companhia Transirapé de Transmissão	22,340,490	24.50	22,340	43,272	302	7,526
Transchile	47,233,672	49.00	78,701	58,995		1,419
Efficientia	6,051,994	100.00	6,052	8,944	1,504	3,871
Central Termelétrica de Cogeração	5,000,000	100.00	5,001	6,281	808	1,494
Companhia de Transmissão Centroeste de Minas	51,000	51.00	51	35,200	-	123
Cemig Trading	160,297	100.00	160	7,416	31,656	38,880
Empresa Paraense de Transmissão de Energia – ETEP	45,000,010	41.96	82,544	152,414	21,398	43,462
Empresa Norte de Transmissão de Energia – ENTE	100,840,000	49.99	145,663	336,212	48,017	95,031
Empresa Regional de Transmissão de Energia – ERTE	23,400,000	49.99	23,400	59,845	15,949	17,594
Empresa Amazonense de Transmissão de Energia – EATE	180,000,010	38.53	323,579	787,892	137,540	199,790
Empresa Catarinense de Transmissão de Energia – ECTE	42,095,000	19.09	42,095	127,551	7,093	29,587
Axxiom Soluções Tecnológicas	7,200,000	49.00	7,200	6,060	-	(1,192)
Cemig Serviços	100,000	100.00	100	45	-	(53)

The changes in  investments in subsidiaries and jointly-controlled subsidiaries are as follows:

	2010	Equity gain (loss)	Financial Resources provided by shareholders	Proposed Dividends	Other	2011
Cemig Geração e Transmissão	5,050,645	1,269,012	-	(1,233,581)	-	5,086,076
Cemig Distribuição	2,376,898	719,971	-	(440,406)	-	2,656,463
Cemig Telecom	287,718	17,191	-	(17,000)	-	287,909
Rosal Energia	137,543	25,206	-	(20,650)	-	142,099
Sá Carvalho	121,843	25,866	-	(24,138)	-	123,571
Gasmig	444,043	68,218	-	(67,270)	67,223	512,214
Horizontes Energia	70,017	13,242	-	(10,056)	-	73,203
Usina Térmica Ipatinga	36,865	10,374	-	(9,662)	-	37,577
Cemig PCH	93,145	19,662	-	(17,579)	-	95,228
Cemig Capim Branco Energia	34,797	36,881	-	(29,086)	-	42,592
Companhia Transleste de Transmissão	24,040	4,613	-	(4,633)	-	24,020
UTE Barreiro	7,695	8,226	7,574	(461)	-	23,034
Companhia Transudeste de Transmissão	12,937	2,657	-	(2,444)	-	13,150
Empresa de Comercialização de Energia Elétrica	108,291	(5,025)	-	(103,027)	-	239
Companhia Transirapé de Transmissão	10,602	1,788	-	(1,865)	-	10,525
Transchile	28,908	(593)	8,546	-	5,989	42,850
Efficientia	8,944	6,689	-	(4,299)	-	11,334
Central Termelétrica de Cogeração	6,281	1,058	-	(1,001)	10	6,348

Companhia de Transmissão Centroeste de Minas	17,953	3,881	-	(922)	-	20,912
Light	867,918	81,078	-	(109,426)	-	839,570
Cemig Trading	7,416	24,784	-	(19,192)	-	13,008
Empresa Paraense de Transmissão de Energia - ETEP	63,950	22,240	13,192	(12,210)	-	87,172
Empresa Norte de Transmissão de Energia - ENTE	168,069	49,013	-	(35,691)	-	181,391
Empresa Regional de Transmissão de Energia - ERTE	29,914	10,555	6,769	(6,264)	-	40,974
Empresa Amazonense de Transmissão de Energia – EATE	303,575	98,652	91,833	(72,966)	-	421,094
Empresa Catarinense de Transmissão de Energia - ECTE	24,353	6,125	-	(6,773)	-	23,705
Axxiom Soluções Tecnológicas	2,970	1,283	-	-	-	4,253
Cemig Serviços	45	(2,735)	5,000	-	-	2,310
Parati	-	304	358,227	(72)	-	358,459
	10,347,375	2,520,216	491,141	(2,250,674)	73,222	11,181,280

The balances in 2011 and 2010 of the jointly-controlled subsidiaries (which were consolidated proportionally) are as follows:

2011	Gasmig	Transleste	Transirapé	Centroeste	Transudeste	Transchile
ASSETS
Current	434,525	39,782	22,129	28,102	26,180	11,951
Non current	1,112,080	120,596	68,588	45,019	77,711	158,092
TOTAL ASSETS	1,546,605	160,378	90,717	73,121	103,891	170,043

LIABILITIES
Current	452,968	14,474	18,468	7,232	19,566	12,868
Non current	287,386	49,824	29,291	24,886	29,533	69,726
Shareholders´equity	806,251	96,080	42,958	41,003	54,792	87,449
TOTAL LIABILITIES	1,546,605	160,378	90,717	73,121	103,891	170,043

Income Statement
Net income from sales	829,237	27,163	17,190	10,023	17,516	12,628
Selling costs	(596,284)	(2,275)	(4,454)	(1,539)	(2,501)	(5,896)
Gross Profit	232,953	24,888	12,736	8,484	15,015	6,732
Operating expenses	(91,355)	(1,386)	(688)	(1)	(643)	(6,193)
Net Financial Income (Expenses)	18,538	(3,889)	(3,390)	(22)	(3,508)	-
Profit before income tax	160,136	19,613	8,658	8,461	10,864	538
Income tax and social contribution	(36,536)	(1,163)	(748)	(850)	(652)	(1,290)
Profit for the year	123,600	18,450	7,910	7,611	10,212	(752)

2011	Light	EATE	ECTE	ETEP	ENTE	ERTE	Axxiom
ASSETS
Current	2,727,967	376,287	93,121	109,849	210,238	45,258	8,329
Non current	8,321,241	961,745	140,383	169,060	389,632	80,114	4,467
TOTAL ASSETS	11,049,208	1,338,032	233,504	278,909	599,870	125,372	12,796

LIABILITIES
Current	1,979,802	140,066	35,781	24,430	65,290	25,872	4,029
Non current	5,848,032	355,481	73,565	80,081	171,719	17,530	87
Shareholders´equity	3,221,374	842,484	124,158	174,398	362,862	81,970	8,680
TOTAL LIABILITIES	11,049,208	1,338,032	233,504	278,909	599,871	125,372	12,796

Income Statement
Net income from sales	6,944,785	277,203	58,677	63,199	142,635	37,662	18,694
Selling costs	(5,290,295)	(16,897)	(3,160)	(5,514)	(7,576)	(14,814)	(10,853)
Gross Profit	1,654,490	260,306	55,517	57,685	135,059	22,848	7,841
Operating expenses	(781,291)	(11,146)	(2,709)	(2,492)	(5,756)	(1,087)	(4,408)
Net Financial Income (Expenses)	(457,661)	(15,274)	(7,722)	(2,974)	(20,832)	(2,094)	(247)
Profit before income tax	415,538	233,886	45,086	52,219	108,471	19,667	3,186
Income tax and social contribution	(104,891)	(29,573)	(15,076)	(7,184)	(13,390)	(1,261)	(1,024)
Profit for the year	310,647	204,313	30,010	45,035	95,081	18,406	2,162

2010	Gasmig	Transleste	Transirapé	Centroeste	Transudeste	Transchile
ASSETS
Current	195,324	33,904	17,875	3,868	19,426	9,496
Non current	1,109,943	123,379	68,300	45,264	78,333	128,509
TOTAL ASSETS	1,305,267	157,283	86,175	49,132	97,759	138,005

LIABILITIES
Current	177,171	12,033	11,823	13,932	12,310	12,236
Non current	323,562	49,091	31,080	-	31,546	66,774
Shareholders´equity	804,534	96,159	43,272	35,200	53,903	58,995
TOTAL LIABILITIES	1,305,267	157,283	86,175	49,132	97,759	138,005

Income Statement
Net income from sales	571,507	26,383	14,518	19,349	16,981	10,277
Selling costs	(438,157)	(41)	(994)	(17,463)	(2,728)	(4,457)
Gross Profit	133,350	26,342	13,524	1,886	14,253	5,820
Operating expenses	(37,631)	(3,083)	(1,922)	(1,539)	(503)	(2,937)
Net Financial Income (Expenses)	41,642	(3,767)	(3,216)	1	(3,286)	(1,676)
Profit before income tax	137,361	19,492	8,386	348	10,464	1,207
Income tax and social contribution	(29,266)	(1,581)	(860)	(225)	(944)	212
Profit for the year	108,095	17,911	7,526	123	9,520	1,419

2010	Light	EATE	ECTE	ETEP	ENTE	ERTE	Axxiom
ASSETS
Current	2,382,392	414,354	76,722	103,070	169,230	35,607	4,712
Non current	7,216,756	1,144,370	145,652	136,530	403,393	67,742	3,098
TOTAL ASSETS	9,599,148	1,558,724	222,374	239,600	572,623	103,349	7,810

LIABILITIES
Current	2,190,997	180,444	39,856	29,410	82,436	19,425	1,617
Non current	4,078,007	590,388	54,967	57,776	153,975	24,079	133
Shareholders´equity	3,330,144	787,892	127,551	152,414	336,212	59,845	6,060
TOTAL LIABILITIES	9,599,148	1,558,724	222,374	239,600	572,623	103,349	7,810

Income Statement
Net income from sales	6,508,584	422,894	56,646	61,091	137,570	25,270	8,255
Selling costs	(4,633,841)	(120,970)	(3,619)	(5,558)	(8,212)	(3,053)	(4,474)
Gross Profit	1,874,743	301,924	53,027	55,533	129,358	22,217	3,781
Operating expenses	(632,730)	(8,853)	(2,064)	(2,171)	(3,932)	(854)	(4,926)
Net Financial Income (Expenses)	(319,394)	(51,754)	(7,352)	(4,039)	(16,674)	(2,629)	27
Profit before income tax	922,619	241,317	43,611	49,323	108,752	18,734	(1,118)
Income tax and social contribution	(347,469)	(41,527)	(14,024)	(5,861)	(13,721)	(1,140)	(74)
Profit for the year	575,150	199,790	29,587	43,462	95,031	17,594	(1,192)

b) Less Value of Assets in Acquisitions in Interests of Subsidiaries and Jointly-Controlled Subsidiaries

In the first acquisition of Light, a less value of the concession corresponding to the difference between the amounts paid in 2006 for the acquisition of an interest and the net book value of the interest in the equity of Light is recorded in the amount of R$91,240. This less value arises from the estimate of future years’ commercial operating results of electricity distribution and generation concessions throughout the concession period, and is being amortized on a straight-line basis from October 2006 to the concession’s expiration date in May 2026. The remaining amount of the deficit value is R$66,883 at December 31, 2011 (R$71,523 at December 31, 2010).

c) Added Value of Assets in Acquisitions in Interests of Subsidiaries and Jointly-Controlled Subsidiaries

In accounting for equity interest acquisitions of wholly-owned and jointly-controlled subsidiaries, the Company records an “added value” to account for the difference between the amount paid and the net book value of the equity interest acquired. This difference arises due to certain intangible asset values of the concessions (added value of concessions) acquired and financial concession asset values acquired. The Company records the amortization of the added value of assets which have defined useful lives on a straight-line basis over the remaining period of the concession contract.

d) Acquisition of Additional Interest in Light

Acquisition of Additional Interest in 2010

On March 25, 2010, the Company executed a Purchase and Sale Agreement and made payment for its acquisition of 25,494,500 common shares in Light from Andrade Gutierrez Concessões (“AGC”) at R$29.54 per share, which represented 12.50% of Light’s total registered capital and voting shares outstanding. The purchase price paid by Cemig totaled approximately R$718,518, which includes the amount stipulated in the contract between the Company and AGC, an adjustment based on the index published by CETIP (Securities Settlement and Custody Center) from December 1, 2009 to March 25, 2010, and a deduction for the dividends that Light declared in the amount of R$2.12 per share in its Ordinary General Meeting of Stockholders on March 24, 2010.

On November 17, 2010, the Company paid for and obtained an additional 1,081,649 common shares in Light from AGC at approximately R$30,471, the acquired interest of which represented approximately 0.53% of Light’s total registered capital and voting shares outstanding.

In its acquisition of the interest in Light from AGC, the Company recognized a premium in the amount of R$359,184 for the added value of the concession acquired.

Acquisition of Additional Interest in April 2011

On April 12, 2011 Parati S.A. – Participações em Ativos e Energia Elétrica (Parati) made payment for its acquisition of 54.08% of the total registered capital of Redentor Energia S.A. (Redentor). The purchase price paid totaled R$403,350 for the shares at a price of R$6.87 per share. Redentor holds 13.03% of the total registered capital and voting shares of Light.

As this transaction resulted in the transfer of the control of Redentor, Parati made a public offer to acquire the remaining shares of Redentor.

On September 30, 2011, Parati made a public offer and through an auction acquired 93.04% of the outstanding shares from the minority shareholders. In this acquisition, Parati paid R$7.20 per share, corresponding to the total amount of R$333,775. This acquisition represented 42.72% of the shares of the capital, and the price of R$6.87 represented the same price per share paid to the controlling shareholder on May 12, 2011, updated by the Selic rate from that date until September 30, 2011.

In the first semester of 2012 Parati plans to make another public offering in order to acquire the remaining common shares (representing 3.20% of the total capital) of Redentor´s capital. In doing so, Redentor will be de-register from its status as a publicly-held company and will exit from the free market.

Acquisition of Additional Interest in July 2011

On July 7, 2011 Parati acquired a 100% interest in Luce, owner of 75% of the shares of Luce Brasil Fundo de Investimento em Participações (FIP Luce), which through Luce Empreendimentos e Participações S.A. indirectly holds 9.77% of the total and voting capital of Light.

The amount paid for Parati´s acquisition was R$515,946. In accordance with FIP Luce´s Shareholders´ Agreement, after Parati acquired a controlling ownership in  FIP Luce, Braslight (Foundation Braslight Social Security) had an option valid for 60 days in which it could exercise a right to sell its remaining 25% interest to Parati.

On July 15, 2011, Parati was notified through Luce that Braslight decided to exercise its right to sell its 25% interest in FIP Luce. On July 28, 2011, the sale transaction was executed and Parati acquired the remaining 25% interest in FIP Luce for R$171,982.

As a result of the above acquisitions, Parati now holds 25.68% of Light´s voting capital.  Cemig holds a 25% interest in Parati, and Redentor Fundo de Investimento em Participações holds the remaining 75% interest.

At Cemig’s Extraordinary General Meeting of the Shareholders held on March 24, 2011, the shareholders granted a put option to Fundo de Investimento em Participações Redentor – FIP Redentor (“FIP Redentor”), in which FIP Redentor will have the right to sell to CEMIG the totality of its shares in Parati S.A. Participações em Ativos de Energia Elétrica (“Parati”) at the end of the 60th month from the date of the shares were issued to FIP Redentor on March 24, 2011. Cemig will have the obligation to buy them or to indicate a third party to purchase them. The exercise price will be the amount originally paid by FIP Redentor for the shares, plus other expenses for constitution and administration of FIP Redentor, updated by the CDI rate plus 0.9% per year.

e) Acquisitions of equity interests - Renova

On July 9, 2011, the Company, through Light, approved a partnership with Renova Energia, a publicly traded company which invests in small hydroelectric power plants (PCHs) and wind power plants.

Light, as a new investor, and Renova, as the investee, signed an Investment Agreement under which Light will pay R$360,000 to acquire common shares and an equity interest in Renova. Renova will conduct a new common share issuance, and Light´s acquisition will be executed under the following terms:

Through this investment, Light will hold 35.1% of the common shares of Renova and 26.2% of its total capital. Additionally, all shareholders with individual equity interests of more than 5% of Light´s capital have agreed to freely renounce their rights of first refusal in the increase in Renova´s capital in favor of Light.

The investment does not result in a forfeiture of control by RR Participações S.A. (controlling shareholder of Renova) for purposes of Article 254-A of the Brazilian Corporate Law nor an acquisition of a controlling ownership in Renova by Light.

f) Acquisitions in equity interests - CR Zongshen E- Power Fabricadora de Veículos S.A. (E-Power)

On September 9, 2011, Light acquired 20% of the registered common shares issued by E-Power for R$120. Through a shareholders’ agreement, joint control was established between Light and E-Power. There was no difference between the fair value and the amount paid by Light for its 20% equity interest.

g) Acquisition of equity interests - ABENGOA

On June 2, 2011, TAESA signed two Share Purchase Agreements with the ABENGOA Group:

•                  The first is for acquisition of 50% of the shares held by Abengoa Concessões Brasil Holding S.A. in the registered capital of Abengoa Participações Holding S.A., which on the closing date of the transaction owned 100% of the recorded capital of the following transmission companies:

STE — Sul Transmissora de Energia S.A.;

ATE Transmissora de Energia S.A.;

ATE II Transmissora de Energia S.A.;

ATE III Transmissora de Energia S.A.;

•                  The second is for acquisition of 100% of the shares held by Abengoa Concessões Brasil Holding S.A. and by Abengoa Construção Brasil Ltda. in the recorded capital of NTE - Nordeste Transmissora de Energia S.A.

On November 29, 2011, TAESA concluded its execution of the above purchase transactions and paid a total of R$1.17 billion in exchange for the equity interests acquired. This operation increased TAESA’s share in the electricity transmission market from 6.5% to 8.6% in terms of Permitted Annual Revenue (RAP).

h) Acquisitions of equity interests - Norte Energia S.A.

In October 2011, the Boards of Directors of Cemig and Light approved the acquisition of 9.77% of the capital of North Energia S.A., a company holding the concession for the construction and operation of the Belo Monte hydroelectric power plant. The acquisition was made by Amazon Energy, a company in which Light holds 51% of the common shares, and Cemig Geração e Transmissão holds 49% of the common shares and 100% of the preferred shares. The total price paid by Amazon Energy on November 1, 2011 to acquire these shares in NESA was R$88,424, and refers to the reimbursement of the total capital investments made by the sellers, increased by the IPCA (Amplified Consumer Price Index) until October 26, 2011.

i) Acquisition of additional equity interest in Gasmig

On December 27, 2011, the Board of Directors approved the acquisition of registered preferred shares in Gasmig, representing 4.38% of Gasmig´s total capital, from the Minas Gerais State Government for R$67,223. The Board approved this acquisition to be made at a price per share of approximately R$3.75. The execution of this acquisition is subject to the following conditions:

•                 An independent appraisal to determine the fair value of Gasmig´s capital, which will be made by a specialized institution chosen and contracted by CEMIG.

•                 MGI-Minas Gerais Participações S.A. must complete in its entirety the transfer its equity interest in Gasmig to the Minas Gerais State Government.

j) Acquisition of an interest in EATE and ETEP

In 2011, the Company acquired from Eletrobrás the preferred shares of EATE and ETEP corresponding to 11.45% and 8.02% of the capital of these companies, respectively. The total amount paid for those additional interests were R$91,060 and R$13,145, respectively, resulting in a total amount paid of R$104,205. In connection with this acquisition, a “less value” of R$99,771 was recorded which represents the excess value of EATE and ETEP´s book value over the amount paid. This value will be amortized on a straight-line basis over the remaining term of the concessions.

15.     PROPERTY, PLANT AND EQUIPMENT

	December 31, 2011			December 31, 2010
Consolidated	Historical Cost	Accumulated depreciation	Net value	Historical Cost	Accumulated depreciation	Net value
In Service	19,052,126	(12,022,438)	7,029,688	18,041,134	(11,043,754)	6,997,380
Land	424,728	-	424,728	411,000	-	411,000
Reservoirs, dams and water courses	7,990,344	(5,035,301)	2,955,043	7,642,976	(4,643,171)	2,999,805
Buildings, works and improvements	2,319,093	(1,560,550)	758,543	2,286,827	(1,441,734)	845,093
Machinery and equipment	8,233,445	(5,362,640)	2,870,805	7,663,881	(4,940,785)	2,723,096
Vehicles	25,775	(16,017)	9,758	17,590	(6,753)	10,837
Furniture and fixtures	58,741	(47,930)	10,811	18,860	(11,311)	7,549

In progress	1,632,103	-	1,632,103	1,231,133	-	1,231,133
Assets under construction	1,632,103	-	1,632,103	1,231,133	-	1,231,133
Total Property, Plant and Equipment	20,684,229	(12,022,438)	8,661,791	19,272,267	(11,043,754)	8,228,513

The changes in property, plant, and equipment from December 31, 2010 to December 31, 2011 are as as follows:

Consolidated	Balance at 12/31/2010	Additions / transfers	Write-off	Accumulated depreciation	Balance at 12/31/2011
In Service	6,997,380	523,374	(15,159)	(475,907)	7,029,688
Land	411,000	13,751	(23)	-	424,728
Reservoirs, dams and water courses	2,999,805	105,673	(10)	(150,425)	2,955,043
Buildings, works and improvements	845,093	(27,893)	(69)	(58,588)	758,543
Machinery and equipment	2,723,096	418,927	(12,868)	(258,350)	2,870,805
Vehicles	10,837	5,304	(2,184)	(4,199)	9,758
Furniture and fixtures	7,549	7,612	(5)	(4,345)	10,811

In progress	1,231,133	400,970	-	-	1,632,103
Total Property, Plant, and Equipment	8,228,513	924,344	(15,159)	(475,907)	8,661,791

The Company has not identified any indications of impairment with regards to its property, plant, and equipment. The concession contracts specify that, at the end of the concession contract period of each concession, the grantor will decide the amount to be indemnified to the Company. Management believes that the undepreciated book value of property, plant and equipment at the end of the concession period will be the amount to be reimbursed to the Company by the granting authority.

ANEEL, in conformity with the Brazilian regulatory framework, is responsible for establishing and periodically reviewing the estimates of useful economic life for generation and transmission assets in the electricity sector. The estimates of useful life established by the ANEEL are used in the processes for reviewing tariff rates and calculating the indemnification due to the concessionaires at the end of the concession period.  These are recognized by the Company as reasonable and were used as the basis for depreciation of the Company’s property, plant and equipment.

The average annual depreciation rate is 2.31%. The main rates applied to the subsidiaries for the year ended December 31, 2011 are as follows:

Generation
Hydroelectric power plants	2.54%
Thermoelectric power plants	4.09%
Management and other	9.53%
Telecommunications	7.33%

Under Articles 63 and 64 of Decree 41019 of February 26, 1957, goods and facilities used in generation and transmission are entailed to these services and cannot be withdrawn, disposed of, assigned or given in mortgage guarantees without the express, prior authorization of the Regulator. ANEEL Resolution 20/99 provides regulations for disposition of assets of public electricity service concessions. These include granting prior authorization for disposition of assets that are not appropriate for serving the concession and are earmarked for disposal, but they require the proceeds to be deposited in a blocked bank account, to be invested in the concession.

Some of the Company’s land and buildings recorded as Property, plant and equipment - Administration, were pledged in guarantee for court proceedings involving tax, labor, civil and other contingencies in the amount, net of depreciation, of R$850 at December 31, 2011.

Consortia

Cemig is a partner in concession consortia for electricity generation projects. Each partner has the right to take electric power generated by the power plant in an amount proportional to its investment. These projects are governed by executor contracts which establish the rights and obligations of each party. Cemig’s participation in consortia, represented by amounts invested in the projects and which are included in the previous table, is as follows:

	Share in the electricity generated	Average annual rate of depreciation %	2011	2010
In service:
Porto Estrela Power Plant	33.33%	2.48	38,715	38,627
Igarapava Power Plant	14.50%	2.58	57,017	55,554
FuniI Power Plant	49.00%	2.55	183,124	182,360
Queimado Power Plant	82.50%	2.62	208,618	206,729
Aimorés Power Plant	49.00%	2.62	551,310	549,537
Baguari Power Plant	34.00%	2.56	181,416	-
Consórcio Capim Branco Energia S.A.	21.05%	2.60	56,240	56,240
Accumulated depreciation			(193,372)	(171,321)
Total, in service			1,083,068	917,726

In progress:
Baguari Power Plant			75	181,416
Queimado Power Plant	82.50%		3,388	1,579
FuniI Power Plant	49.00%		-	648
Aimorés Power Plant	49.00%		700	1,187
Igarapava Power Plant	14.50%		461	1,171
Porto Estrela Power Plant	33.33%		119	156
Consórcio Capim Branco Energia S.A.			1,083	1,264
Total in progress			5,826	187,421

Total, consortia			1,088,894	1,105,147

The depreciation of the assets in the property, plant and equipment of the consortia is calculated by the straight-line method, based on rates established by ANEEL.

In 2008 the Company transferred its interest in the Baguari Plant to the jointly-controlled subsidiary Baguari Energia S.A. ANEEL approved the transfer of the concession on February 2, 2010.

The table below shows, by project, the interests of the other partners in the electric power generated by the consortia:

Consortium - Power Plants	Consortium participants, other than Cemig	Interest (%)
Porto Estrela Power Plant	Companhia de Tecidos Norte de Minas Gerais – Coteminas	33.34
	Vale S.A.	33.33

Igarapava Power Plant	Vale S.A.	38.15
	Companhia Mineira de Metais – CMN	23.93
	Companhia Siderúrgica Nacional – CSN	17.92
	Mineração Morro Velho – MMV	5.50

Funil Power Plant	Vale S.A.	51.00

Queimado Power Plant	Companhia Energética de Brasília	17.50

Aimorés Power Plant	Vale S.A.	51.00

Baguari Power Plant	Furnas Centrais Elétricas S.A.	15.00
	Baguari I Geração de Energia Elétrica S.A.	51.00

Amador Aguiar I and II Power Plants	Vale S.A.	48.43
	Comercial e Agrícola Paineiras Ltda	17.89
	Companhia Mineira de Metais – CMM	12.63

DEEMED COST OF THE GENERATION ASSETS

Cemig, in compliance with Technical Interpretation ICPC 10 – Property, plant and equipment, revalued its generation assets, defining their fair value by the replacement cost on initial adoption of international accounting standards o January 1, 2009. This revaluation process did not change the estimated useful life of the assets, as the estimates are determined and established by ANEEL.

This new revaluation resulted in an increase in the value of those assets, which was recorded in a specific shareholders’ equity account called “Equity Valuation Adjustments” with the adjusted also reflected in the  Company’s shareholders’ equity.

Fully Depreciated Assets

As at December 31, 2011, Cemig GT held a gross carrying amount of R$3,623,645 related to fully depreciated assets that are still in operation.

16.     INTANGIBLE ASSETS

	2011			2010
Parent Company	Historical cost	Accumulated amortization	Residual value	Historical cost	Accumulated amortization	Residual value
In Service	13,309	(12,659)	650	13,323	(12,490)	833
Defined useful life
Easements	3,711	(3,064)	647	3,808	(2,978)	830
Onerous Concessions (paid concession rights)	5	(2)	3	5	(2)	3
Concession assets	83	(83)	-			-
Cemig Telecom	9,510	(9,510)	-	9,510	(9,510)	-
In progress	7	-	7	5	-	5
Assets under construction	7	-	7	5	-	5
Intangible assets, net	13,316	(12,659)	657	13,328	(12,490)	838

	2011			2010
Consolidated	Historical cost	Accumulated amortization	Residual value	Historical cost	Accumulated amortization	Residual value
In Service	10,448,490	(6,709,432)	3,739,058	3,224,318	(143,585)	3,080,733
Definite useful life
Easements	34,248	(1,585)	32,663	63,704	(2,245)	61,459
Onerous Concessions	31,974	(8,742)	23,232	32,034	(7,698)	24,336
Concession easements	10,202,921	(6,556,363)	3,646,558	2,965,606	-	2,965,606
Others	179,347	(142,742)	36,605	162,974	(133,642)	29,332
In progress	1,522,123	-	1,522,123	1,722,954	-	1,722,954
Assets under construction	1,522,123	-	1,522,123	1,722,954	-	1,722,954
	11,970,613	(6,709,432)	5,261,181	4,947,272	(143,585)	4,803,687

The changes in consolidated intangible assets in 2011 are as follows:

	2010	Write-off	Amortization	Additions / transfers	2011
In Service	3,080,733	(6,315)	(532,874)	1,131,592	3,673,136
Defined Useful life
Easements	61,459	-	(178)	(25,427)	35,854
Onerous Concessions	24,336	-	(1,049)	(55)	23,232
Concession assets	2,965,606	(6,285)	(519,266)	1,134,366	3,574,421
Others	29,332	(30)	(12,381)	22,708	39,629
In progress	1,722,954	-	-	(134,909)	1,588,045
Assets under construction	1,722,954	-	-	(134,909)	1,588,045
	4,803,687	(6,315)	(532,874)	996,683	5,261,181

Concession Assets

In conformity with Technical Interpretation ICPC 01, accounting for concessions, the portion of the distribution infrastructure that will be used during the concession period, consisting of the distribution assets, net of consumer interests (special obligations), was recorded in Intangible Assets.

ANEEL, in conformity with the Brazilian regulatory framework, is responsible for establishing the economic useful life of distribution assets in the electricity sector, periodically establishing a review of the valuation assessment of these rates. The rates established by the Agency are used in the tariff review process and the calculation of compensation at the end of the concession and they are recognized as a reasonable estimate of the useful life of the concession’s asset. Accordingly, these rates were used as the basis for evaluation and amortization of the intangible assets.

The easement, onerous concession, concession assets and other intangible assets, are amortized on a straight-line basis and the rates used are those defined by ANEEL. The Company has not identified evidence of loss through impairment of its intangible assets, which have a definite useful life. The Company has no intangible assets with an indefinite useful life.

Fully amortized assets

As at December 31, 2011, Cemig Distribuição has a gross carrying amount of R$1,551,819 related to fully amortized assets that are still in operation. It should be noted that these assets are not considered for determining the Company’s tariffs.

17. SUPPLIERS

	Consolidated
	2011	2010
Supply and transport of electricity
Eletrobrás – Power from Itaipu	198,280	150,953
Furnas Centrais Elétricas S.A.	55,464	30,555
Spot market - CCEE	40,326	127,089
UTE Norte Fluminense	38,392	19,200
Purchase of electricity at auctions	63,904	39,155
Others	364,907	345,361
	761,273	712,313
Materials and services	428,575	408,696
	1,189,848	1,121,009

18.     TAXES PAYABLES

a) Taxes payable

The non-current liabilities for PASEP and COFINS refer to the legal action challenging the constitutionality of the inclusion of ICMS in the calculation basis for these taxes, and, the offsetting of the amounts paid in the last 10 years has been requested. The Company and its subsidiaries Cemig Distribuição and Cemig Geração e Transmissão have obtained a Court injunction enabling them not to make the payment and authorizing payment in Court from 2008 until August, 2011. Thereafter, the Company opted to pay the new taxes each month.

	Consolidated		Parent Company
	2011	2010	2011	2010
Current
ICMS (Value-added tax)	329,696	277,202	18,091	18,095
COFINS (Tax on revenue)	94,662	65,803	11,636	9,947
PASEP (Tax on revenue)	20,742	10,738	2,526	2,159
INSS (Social security)	24,641	23,267	2,130	1,887
Others	46,812	26,523	1,357	748
	516,553	403,533	35,740	32,836

Non-current
COFINS	683,332	530,638	-	-
PASEP	148,355	115,189	-	-
Others	65,400	46,976	-	-
	897,087	692,803	-	-

b)  Income tax and social contribution payable

The non-current, deferred income tax and social contribution liabilities refer mainly to recognition of financial instruments (foreign exchange variations) on a cash basis, present value adjustment, capital costs assigned to loans and deemed cost of property, plant and equipment.

	Consolidated
	2011	2010
Current
Income tax	86,753	111,713
Social contribution tax	42,631	25,322
	129,384	137,035

Non-current
Deferred tax liabilities
Income tax	909,204	712,254
Social contribution tax	324,820	353,145
	1,234,024	1,065,399

19.     LOANS, FINANCING AND DEBENTURES

				Consolidated
Lenders	Maturity of Principal	Annual Interest Rates (%)	Currency	2011			2010
				Current	Non Current	Total	Total

IN FOREIGN CURRENCY
ABN AMRO Real S.A. (3)	2013	6	US$	23,541	23,448	46,989	62,597
Banco do Brasil –A. – Various bonds (1)	2024	Various	US$	7,481	27,345	34,826	51,035
BNP Paribas	2012	5.89	EURO	1,387	-	1,387	3,809
KFW	2016	4.50	EURO	1,606	6,422	8,028	8,817
Brazilian National Treasury (10)	2024	Various	US$	3,670	13,223	16,893	19,414
Banco Inter Americano del Desarrollo (7)	2026	2.12	US$	1,448	34,081	35,529	33,873
BNP 36 MM - Euros	2014	0.04	Eur	217	27,665	27,882	-
Merril Lynch - Us$ 50 MM	2016	0.03	Us$	112	30,458	30,570	-
IDB (16)	2022	Libor + Spread 1.7 to 2.2%pa	IDB (16)	2,969	49,933	52,902	-
IDB (16)	2023	Libor + Spread 1.5 to 1.88%pa	IDB (16)	7,061	85,500	92,561	-
Others	2019	Various	Various	8,034	3,306	11,340	11,722
Total foreign currency financing				57,526	301,381	358,907	191,267
LOCAL CURRENCY
Banco do Brasil S.A.	2012	109.80of CDI	R$	591,951	-	591,951	887,523
Banco do Brasil S.A.	2013	CDI + 1.70	R$	29,525	27,319	56,844	85,063
Banco do Brasil S.A.	2013	107.60 of CDI	R$	10,566	126,000	136,566	135,276
Banco do Brasil S.A.	2014	104.10 of CDI	R$	1,024,881	200,000	1,224,881	1,223,789
Banco do Brasil S.A.	2013	10.83	R$	(4,576)	711,372	706,796	630,494
Banco do Brasil S.A.	2014	98.5%of CDI	R$	(2,603)	439,240	436,637	-
Banco do Brasil S.A.	2012	106.00 of CDI	R$	99,779	-	99,779	-
Banco Itaú – BBA S.A	2013	CDI + 1.70	R$	123,331	35,506	158,837	235,052
Banco Itaú – BBA S.A	2014	CDI + 1.70	R$	1,219	1,736	2,955	3,875
Banco Votorantim S.A.	2013	CDI + 1.70	R$	28,086	25,329	53,415	77,020
BNDES	2026	TJLP+2.34	R$	8,027	103,651	111,678	119,336
Bradesco S.A.	2014	CDI + 1.70	R$	640	910	1,550	1,366
Bradesco S.A.	2013	CDI + 1.70	R$	103,868	94,313	198,181	296,286
Bradesco S.A.	2011	105.50 of CDI	R$	-	-	-	350,890
Bradesco S.A.	2012	106.00 of CDI	R$	990,142	-	990,142	-
Debentures (6)	2011	104.00 of CDI	R$	-	-	-	243,038
Debentures (6)	2014	IGP-M + 10.50	R$	-	46,896	46,896	354,638
Debentures – Government of the State of Minas Gerais. (6) (9)	2031	IGP-M	R$	21,087	351,610	372,697	37,083
Debentures (6)	2017	IPCA + 7.96	R$	1,678	500,970	502,648	472,333
Debentures (6)	2012	CDI+ 0.90	R$	1,754,714	-	1,754,714	1,725,974
Debentures (6)	2015	IPCA + 7.68	R$	1,367,937	-	1,367,937	1,284,860
ELETROBRÁS	2013	FINEL + 7.50 a 8.50	R$	12,887	12,716	25,603	36,724
ELETROBRÁS	2023	UFIR. RGR + 6.00 a 8.00	R$	73,506	354,732	428,238	373,365
Santander do Brasil S.A.	2013	CDI + 1.70	R$	20,533	19,918	40,451	60,641
UNIBANCO S.A	2013	CDI + 1.70	R$	83,951	77,321	161,272	240,879
UNIBANCO S.A (2)	2013	CDI + 1.70	R$	21,688	18,397	40,085	59,503
Itaú e Bradesco (4)	2015	CDI + 1.70	R$	199,917	620,079	819,996	890,517
Banco do Brasil S.A. (8)	2020	TJLP + 2.55	R$	2,732	20,036	22,768	25,500
UNIBANCO S.A (8)	2020	TJLP + 2.55	R$	864	4,904	5,768	6,460
Debentures I e IV (5) (6)	2015	TJLP + 4.00	R$	6	16	22	22
Debentures V (5) (6)	2014	CDI + 1.50	R$	63,799	177,960	241,759	210,287
Debentures VI (5) (6)	2011	115% of CDI	R$	-	-	-	78,642
Debentures VII (5) (6)	2016	CDI + 1.35	R$	4,022	210,378	214,400	-
Debentures LIGHT ENERGIA I (5) (6)	2016	CDI + 1.45	R$	1,521	55,553	57,074	-
Debentures LIGHT ENERGIA II (5) (6)	2019	1.18% of CDI	R$	62	137,425	137,487	-
CCB Bradesco S.A (5)	2017	CDI + 0.85	R$	28,042	121,778	149,820	120,242
ABN AMRO Real S.A. (5)	2014	CDI + 0.95	R$	1,025	25,980	27,005	21,541
BNDES – (5)	2019	TLJP	R$	52,508	319,221	371,729	189,686
DEBENTURES (6) (10)	2016	CDI+1.30%	R$	3,161	10,120	13,281	-
DEBENTURES (6) (10)	2016	CDI+1.30%	R$	20,992	67,156	88,148	-
DEBENTURES (6) (10)	2016	CDI+1.30%	R$	39,787	127,248	167,035	-
DEBENTURES (6) (10)	2016	112.5% of CDI	R$	6,920	28,204	35,124	-
BNDES (11)	2033	TJLP + 2.40	R$	1,251	348,254	349,505	262,420
Debentures (11)	2013	IPCA	R$	135,450	71,644	207,094	182,188
BNDES – Repasse (11)	2033	TJLP	R$	1,686	353,097	354,783	316,159
AMAZONIA - FNO	2031	10% p.a	R$	92	54,715	54,807	-
BNDES – Principal Sub loan A/B/C/D (10)	2015	Various	R$	237	66,695	66,932	365,577
BNDES (12)	2024	TJLP +2.15	R$	3,054	36,907	39,961	42,119
CEF S.A (13)	2022	TJLP + 3.50	R$	6,941	57,843	64,784	67,128
CEF S.A (14)	2021	TJLP + 3.50	R$	5,685	46,424	52,109	54,157
CEF S.A (15)	2022	TJLP + 3.50	R$	9,294	85,973	95,267	96,601
BNDES (16)	2019	Various	R$	35,000	175,744	210,744	14,147
Pool of Banks (16)	2015	CDI + 0.90%	R$	9,264	9,198	18,462	27,696
CEF S.A (16)	2016	117.5 of CDI	R$	2,375	8,210	10,585	12,904
DEBENTURES (16)	2017	Various	R$	17,855	814,379	832,234	819,065
PROMISSORY NOTES (ITAU)	2012	Various	R$	669,132	-	669,132	-
BNDES (17)	2016	TJLP + 3.12	R$	27,551	103,674	131,225	158,373
BNDES (18) CEMIG TELECOM	2017	Various	R$	9,111	42,861	51,972	48,539
BNDES	2028	URTJ+1.97	R$	1,550	48,038	49,588	-
Others	2025	Various	R$	39,831	258,978	298,809	90,245
Total Brazilian currency financing				7,763,534	7,656,628	15,420,162	13,035,223
TOTAL				7,821,060	7,958,009	15,779,069	13,226,490

(1)	These interest rates, which are based on the six-month Libor rate plus a spread of 0.81 to 0.88% per year, vary from 2.00 to 8.00 % per year;
(2)	Loan from the parent company;
(3)	Exchange rate Swaps for were contracted. The following are the rates for the loans and financings taking the swaps into account: CDI + 1.50% per year;
(4)	Refers to the senior quotas of the FIDC. See Note 12.
(5)	Loans, financings and debentures of RME (Light) and Parati.
(6)	Registered, unsecured, debentures not convertible into shares, without preference.
(7)	Financing of Transchile.
(8)	Financing of Cachoeirão.
(9)	Contracts adjusted to present value, as per changes to the corporate law in accordance with Law 11638/07.
(10)	Consolidated loans and financings of the TBE group.
(11)	Loan contracted for the jointly-controlled subsidiary Madeira Energia.
(12)	Loan contracted for the jointly-controlled subsidiary Hidrelétrica Pipoca S.A.
(13)	Loan contracted for the jointly-controlled subsidiary Praia de Morgado S.A.
(14)	Loan contracted for the jointly-controlled subsidiary Praia de Parajuru S.A.
(15)	Loan contracted for the jointly-controlled subsidiary VDR S.A.
(16)	Loan contracted for the jointly-controlled subsidiary TAESA.
(17)	Loan and financing of Gasmig.
(18)	Loan arranged by Cemig Telecom – Ativas.

GUARANTEES

The outstanding balance of loans and financing, as at December 31, 2011 is guaranteed by Cemig as follows:

Reais
Promissory note and collateral	6,147,511
Receivables	2,195,364
No Guarantees	5,559,413
Share pledge	1,392,428
Statutory lien	427,700
Federal Treasury Bonds	45,284
Mortgage	3,949
Escrow in cash	7,420
TOTAL	15,779,069

The consolidated breakdown of loans, per  currency and indexer, with the respective amortization, not taking into consideration the transfer of values for the short-term due to non-compliance with a contractual clause, as described in item “a” is as follows:

	2012	2013	2014	2015	2016	2017	2018	2019 and onwards	Total

Currency
U.S. dollar	53,957	43,466	25,332	26,740	27,577	17,636	19,677	104,562	318,947
Euro	3,210	1,606	29,271	1,606	1,606	-	-	-	37,299
UMBNDES ( ** )	359	350	350	350	350	350	350	202	2,661
	57,526	45,422	54,953	28,696	29,533	17,986	20,027	104,764	358,907

Indexers
IPCA (Amplified Consumer Price Index)	237,463	546,904	475,102	655,388	167,800	166,990	-	-	2,249,647
UFIR (Fiscal Reference Unit) / RGR	73,690	66,084	66,015	59,011	47,069	37,238	33,666	46,125	428,898
Interbank Certificate of Deposit (CDI)	5,298,985	1,450,876	1,318,727	627,778	328,287	170,236	35,430	44,155	9,274,474
Eletrobrás Finel internal index	12,888	12,716	-	-	-	-	-	-	25,604
URTJ/TJLP ( * )	146,445	172,381	191,291	181,147	172,473	142,919	133,001	851,778	1,991,435
General Price Index – Market (IGP-M)	22,439	2,401	353,900	2,196	2,124	2,053	2,023	55,882	443,018
UMBndes ( ** )	47,619	35,999	37,051	37,019	34,637	14,714	48,112	3,088	258,239
Others (IGP-DI, INPC) ( *** )	5,635	1,955	1,614	423	214	214	214		10,269
No indexer	1,023	715,967	4,340	4,613	4,274	3,147	2,948	2,266	738,578
	5,846,187	3,005,283	2,448,040	1,567,575	756,878	537,511	255,394	1,003,294	15,420,162
	5,903,713	3,050,705	2,502,993	1,596,271	786,411	555,497	275,421	1,108,058	15,779,069

( * )	URTJ = Interest Rate Reference Unit Adjusted by the Long-term Interest Rate (TJLP)
( ** )	UMBNDES = BNDES Monetary Unit.
( *** )	IGP-DI inflation index (General Price Index – Domestic Availability).
INPC – National Consumer Price Index.

The following table sets forth the relative variance for the year of 2011 and 2010 for the principal foreign currencies, interest rates and indices applied to Loans, financing and debentures:

Currency	Accumulated Variance in 2011 (%)	Accumulated Variance in 2010 (%)	Index	Accumulated Variance in 2011 (%)	Accumulated Variance in 2010 (%)

United States Dollars	12.58	(4.31)	IGP-M	5.10	11.32

Euro	9.25	(11.14)	CDI	11.64	9.74

			SELIC	11.67	9.81

			IPCA	6.50	5.91

The changes in financing from December 31, 2010 to December 31, 2011 are as follows:

	Consolidated	Parent Company
Balance at December 31, 2010	13,226,490	410,393
Acquisition of jointly-controlled subsidiaries – opening balance	647,870	-
Loans and financings obtained	3,607,581	1,000,000
Monetary and FX variation	269,717	-
Borrowing costs	(23,543)	(10,817)
Amortization of borrowing costs	9,538	90
Financial charges recorded as provisions	1,348,639	31,623
Financial charges paid	(1,082,453)	(32,665)
Capitalization	(6,126)	-
Adjustment to present value	(144)	-
Amortization	(2,218,500)	(368,397)
Balance at December 31, 2011	15,779,069	1,030,227

The consolidated totals of funds raised in 2011 are as follows:

Loans / Financing sources	Maturity of Principal	Interest rates	Amount raised

Moeda Nacional
Bndes Direto - Finem	2017	UMBNDES + 2.58%	8,109
Bndes Direto - Finem +1	2017	UMBNDES + 3.58%	8,109
Debêntures 7th Issue	2016	CDI + 1.35%	211,399
BNP - Eur 36 MM	2014	Eur + 3.98%	27,615
Merril Lynch - US$ 50 MM	2016	US$ + 2.59%	28,382
Bndes Direto - Sub-loan 2	2019	Urtjlp + 1.81%	32,474
Bndes Direto - Sub-loan 3	2019	Urtjlp + 2.21%	55,206
Bndes Direto - Sub-loan 4	2019	Urtjlp + 3.21%	55,206
Bndes Direto - PSI	2019	UMBNDES + 4.50%	530
Debentures 1st Issuance	2016	Cdi + 1.45%	55,789
Banco do Brasil	2012	Cdi + 1.18%	129,897
Debentures 2nd Issue	2019	Tjlp + 1.45%	138,015
Proesco Bndes - 595 M	2016	Tjlp + 2.05% a 5.50%	287
Bndes Eficiência Energetica Centro Medico Botafogo	2017	Tjlp + 1.81%	121
Bndes Eficiência Energetica São Bento	2017	Tjlp + 1.81%	167
Bndes 125 600 MM	2028	UMBNDES + 1.97%	16,562
Financiadora de Estudos e Projetos FINEP	2018	8.00%	7,071
BNDES	2028	UMBNDES + 1.97%	49,000
BNDES	2021	8.70%	333
BNDES	2021	TJLP + 3.20%	95
NP ITAÚ	2012	105.5% of CDI	663,313
BNDES	2034	2.4% a.a + TJLP	123,182
BNDES	2025	2.15% + TJLP	423
Banco do Brasil S/A	2012	106.00 % of CDI	100,000
Banco do Brasil S/A	2014	98.5% of CDI	200,000
Banco do Brasil S/A	2014	98.5% of CDI	210,000
Eletrobrás	2015	7.00%	17,380
Eletrobrás	2017	6.50%	149
Eletrobrás	2020	6.00%	75,322
Eletrobrás	2023	6.00%	22,874
Bradesco	2012	106% of CDI	1,000,000
DEBENTURES	2016	CDI + 1.30%	179,928
DEBENTURES	2016	CDI + 1.30%	94,979
DEBENTURES	2016	CDI + 1.30%	14,320
DEBENTURES	2016	CDI + 1.30%	34,986
BDMG (FINAME)	2020	4.5% p.a	291
BNDES	2023	3% p.a. + TJLP	14,391
BDMG	2017	Various	698
Itaú BBA - Swap II	2015	Various	2,450
HSBC	2012	Various	1,960
Bradesco	2016	Various	23,030
IBM	2014	Various	287
HP	2016	Various	3,251
			3,607,581

The Debentures issued by its subsidiaries and jointly-controlled subsidiaries as at  December 31, 2011 have the following characteristics:

Subsidiary	Form and class	Balance in 2011	Guarantee	Interest	COVENANTS	Maturity
Cemig Geração e Transmissão (1)	non-convertible into shares	46,896	No	IGP-M	No	2014
Cemig Geração e Transmissão (1)	non-convertible into shares	1,367,937	No	IPCA + 7.68	No	2015
Cemig Geração e Transmissão (1)	non-convertible into shares	1,754,714	Unsecured (Collateral of Holding)	CDI + 0.90	No	2012
Madeira Energia S.A. (1)	non-convertible into shares	207,094	Unsecured	IPCA	No	2013
Taesa (1)	non-convertible into shares	206,429	Unsecured	CDI + 1.30%	No	2015
Taesa (1)	non-convertible into shares	163,169	Unsecured	IPCA+7.91%	No	2015
Taesa (1) (2)	non-convertible into shares	462,636	Unsecured	106.0% of CDI	Yes	2017
Cemig Distribuição (1)	non-convertible into shares	502,648	No	IPCA+7.96	No	2017
Cemig Distribuição (1)	non-convertible into shares	372,697	Unsecured (Collateral of Holding)	IGP-M + 10.50	No	2031
ETEP (1)	non-convertible into shares	35,124	Unsecured	112.5% of CDI	No	2016
EATE (1)	non-convertible into shares	167,035	Unsecured	CDI + 1.30%	No	2016
ECTE (1)	non-convertible into shares	13,281	Unsecured	CDI + 1.30%	No	2016
ENTE (1)	non-convertible into shares	88,148	Unsecured	CDI + 1.30%	No	2016
Light 4th Issue (1)	Registered, book entry and convertible into shares	22	Real e flutuante	TILP + 4%	No	2015
Light 5th Issuance (1) (2)	non-convertible into shares	241,759	Unsecured	CDI + 1.50%	Yes	2014
Light 7th Issuance (1) (2)	non-convertible into shares	214,400	Unsecured (also with personal guarantee)	1.35% of CDI	Yes	2016
Light 1st Issuance (1) (2)	non-convertible into shares	57,074	Unsecured (also with personal guarantee)	1.45% of CDI	Yes	2016
Light 2nd Issuance (1) (2)	non-convertible into shares	137,487	Unsecured	1.18% of CDI	Yes	2019
TOTAL	non-convertible into shares	6,038,550

(1)	With no renegotiation clause and no debentures in cash.
(2)	Complied fully with the covenants.

a) Covenants

Cemig and its subsidiaries Cemig Distribuição and Cemig Geração e Transmissão have contracts for loans and financing which contain covenants, requiring compliance on a semi-annual basis at the end of June and December each year.

At December 31, 2011, one of Cemig’s clauses was not complied with.  However, the company obtained consent from its creditors prior to the stipulated date that they would not exercise their rights to demand immediate or early payment of amounts owed before December 31, 2012.

As of December 31, 2011, two clauses of Cemig Geração e Transmissão were not complied with. The formal consent (waiver) that its creditors will not exercise their rights to demand early or immediate payment of the total amount was obtained on March 14, 2012, after the closing date of the financial statements; Accordingly, the contracts whose clauses were not complied with are recognized in current liabilities. The amount reclassified to the current liabilities as a result of the covenants was R$1,917,347.

The covenants of contracts for loans and financings of the other subsidiaries and jointly-controlled subsidiaries were fully complied with as of December 31, 2011 and 2010.

The following are the main covenants:

Description of the covenant	Index required

Debt/EBITDA;	Less than or equal to 2.5
Debt/EBITDA;	Less than or equal to 3.36
Net Debt /EBITDA	Less than or equal to 4.00
Current Debt/EBITDA	Less than or equal to 105%
Debt/Shareholders’ Equity + Debt	Less than or equal to 65%
EBITDA/Debt Charges	Greater than or equal to 2.8
EBITDA/Juros	Greater than or equal to 3.0
EBITDA/Financial Result	Greater than or equal to 2.0
Investment/EBITDA	Less than or equal to 75%

Net debt = Total debt less the sum of (the cash balance plus tradable securities).

EBITDA = Earnings before interest, taxes (on profit), depreciation and amortization. Specific criteria for the calculation of EBITDA are made in some contracts, with some variations with respect to this formula.

Three covenants were not complied with as of and for the year ended December 31, 2011, as follows:

Description of the covenant	Index required	Actual index as at Dec 31, 2011

Cemig
Debt / EBITDA	Less than or equal to 2.5	2.75
Cemig Geração e Transmissão
Current Debt/ EBITDA	Less than or equal to 105%	133.40%
Debt / (Shareholders’ equity + Debt)	Less than or equal to 61%	62.14%

b) Debentures

The debentures issued by the Company’s subsidiaries and jointly-controlled subsidiaries are simple, non-convertible.

c) Commercial promissory notes

On December 28, 2011 the Company concluded the 4th issuance of commercial promissory notes in the total amount of R$1,000,000 through a public offering for distribution with restricted placement efforts, under the regime of a firm guarantee of subscription through a public offering, in the terms of  CVM Instruction 476/09.

The Company issued 100 (one hundred) of notes, with a nominal unit value of R$10,000 each one, with maturity on December 22, 2012. The nominal unit value will not be updated. The notes will be remunerated at the effective rate of 106% of the interbank deposit rate (“DI”), calculated by  CETIP S.A. – Mercados Organizados. The total amount raised will be used for acquisition of  asset and replenishment of cash due to investments made by the Company.

d) Issuance of debentures of Light SESA

In May, 2011 Light SESA concluded its 7th issuance of unsecured debentures, non-convertible into shares, in the total amount of R$650,000 through a public offering ,  for distribution with restricted placement efforts, under the regime of a firm guarantee of subscription, in the terms of  CVM Instruction 476/09.

The debentures were issued on May 2, 2011, with an entry of funds in cash on May 5, 2011, and they wll be remunerated at the effective rate of 100% of the CDI plus a spread of 1.35% p.a. defined in a bookbuilding process, with half-yearly payments of interest and final maturity on May 2, 2016.

In May 2011 Light Energia concluded its 1st issuance of unsecured debentures, non-convertible into shares, in the total amount of R$170,000 through a public offering,  for distribution with restricted placement efforts, under the regime of a firm guarantee of subscription, in the terms of  CVM Instruction 476/09.

The debentures were issued on April 10, 2011, with an entry of funds in cash on May 12, 2011, and they will be remunerated at the effective rate of 100% of CDI plus a spread of 1.45% p.a. with half-yearly payments of interest and final maturity on April 10, 2016.

20.     REGULATORY CHARGES

	Consolidated
	2011	2010
Global Reversion Reserve – RGR	58,930	46,086
Fuel Consumption Account – CCC	68,492	51,438
Energy Development Account – CDE	45,436	35,264
Eletrobrás – Compulsory loan	1,207	1,210
ANEEL inspection charge	4,631	3,764
Energy Efficiency	147,724	157,488
Research and Development	216,524	196,191
Energy System Expansion Research	4,093	3,847
National Scientific and Technological Development Fund	7,803	7,704
Alternative Energy Program – Proinfa	22,772	17,755
Emergency capacity charge	49,319	3,022
0.30% additional payment – Law 12111/09	3,500	3,127
	630,431	526,896
Current liabilities	368,229	384,415
Non-current liabilities	262,202	142,481

21.   EMPLOYEE POST-RETIREMENT BENEFITS

The Forluz Pension Fund

The Company sponsors a pension plan, administered by Fundação Forluminas de Seguridade Social (“Forluz”) covering substantially all its employees. The purpose of the pension plan is to provide the plan’s members and participants, and their dependents, with additional financial income to complement their retirement.

On December 31, 2004, the actuarial liabilities and the plan’s assets were separated and allocated between Cemig, Cemig Generação and Transmisão and Cemig Distribuição, based on the proportion of employees in each of these Companies.

FORLUZ provides the following supplementary pension benefit plan for its participants:

Mixed Benefits Pension Plan (Plan B): This plan operates as a defined-contribution plan during the phase of accumulation of funds for retirement benefits for normal time. The plan operates as a defined-benefit plan, providing disability and life insurance benefits for active employees and receipt of benefits for time contributed. The sponsors match the basic monthly contributions of the participants. Plan B is the only plan open for enrollment by new participants.

The sponsors’ contribution to this plan is 27.52% for the portion with defined benefit characteristics, related to the coverage for disability or death for the active participant, and this is used for amortization of the defined obligation through actuarial calculations. The remaining 72.48%, related to the portion of the plan with defined-contribution characteristics, goes to the nominal accounts of the participants and is recognized in the current income statement as and when the Company makes payments, under Personnel expenses.

Paid-off Benefits Pension Plan (Plan A): This plan includes all currently employed and assisted participants who elected to migrate from the Company’s previously sponsored defined benefit plan, and who are entitled to a proportional paid-off benefit. For active employees, this benefit has been deferred until the date of retirement.

Cemig, Cemig Geração e Transmissão and Cemig Distribuição also maintain, independently of the plans made available by FORLUZ, payments of part of the life insurance premium for the retirees, and contribute to a health plan and a dental plan for the active employees, retired employee and dependents, administered by FORLUZ.

Separation of the Health Plan into Cemig Saúde

On August 26, 2008, FORLUZ’s Executive Council, complying with orders issued by the Department of Supplementary Pensions (SPC), decided to transfer the management of Cemig’s Integrated Health Plan (PSI), to another entity to be created for ths purpose, called Cemig Saúde. The reasoning as to why SPC issued such orders was that it believed it would be difficult if not impossible for health plans to retain participants that were not also participants in the companies’ pension and retirement plans. The dental and pension plans are still managed by FORLUZ. The process of separating PSI into Cemig Saúde was concluded in 2010, and all existing benefits and coverages were kept.

Amortization of Deficit in Actuarial Reserves

In this Note the Company presents its actuarial obligations and expenses incurred for purposes of the Retirement Plan, Health Plan, Dental Plan and Life Insurance Plan in accordance with the standards set forth in CPC 33 (Employee Benefits) and an independent actuarial report prepared as of December 31, 2011.

The Company recognized an obligation for post-employment benefits, in the amount of R$846,572 as at December 31, 2011 (R$868,178  as at December 31, 2010) related to actuarial losses from prior years related to the pension fund.  These obligations are being amortized in monthly installments, until June 2024, and are calculated under the fixed-installment system (“Price Table”). After the Third Amendment to the FORLUZ Agreement, the amounts began to be adjusted only by the Amplified National Consumer Price Index (IPCA) published by IBGE (Brazilian Institute of Geography and Statistics), plus 6% per year.

The post-employment obligation, as included in the Company’s consolidated statement of financial position, represents the difference between the amount of debt as agreed-upon with FORLUZ for amortization of the actuarial obligations and the actuarial liability to the pension fund, as calculated by an independent actuary. Because the Company is required to pay this debt even if FORLUZ has a surplus, the Company recorded the debt in full against shareholders’ equity on the transition date and then recorded the impacts related to monetary updating and interest in the financial result.

The Braslight Pension Fund

Light is a sponsor of Fundação de Seguridade Social Braslight (“Braslight”), a non-profit private pension plan entity whose purpose is to guarantee retirement revenue for Light employees subscribed with the Foundation, and a pension to their dependents.

Braslight was established in April 1974, and has four plans – A, B, C and D – implemented in 1975, 1984, 1998 and 2010, respectively. Around 96% of the active participants that were formerly in plans A and B have migrated to plan C.

While Plan A and Plan B are defined-benefit plans, Plan C is a mixed plan in which the specified benefits (retirement not arising from disability, and the respective pension reversal), during the capitalization phase are treated as a defined-contribution, without any connection with the INSS (National Institute of Social Security), and the risk benefits (health care assistance, retirement for disability, and life insurance benefits), as well as those of continued post-retirement income, once granted, are treated as a defined benefit. In Plan D, the benefits are the defined contributions before and after their concession.

On October 2, 2001, the Department of Supplementary Pensions approved a resolution with regards to the actuarial deficit and refinancing of the Braslight amortizable pension plan reserve, which were then fully recognized.  Based on this resolution, the reserve is being amortized on a straight-line basis in 300 monthly installments, starting in July 2001. The installments are monetarily updated for variations in the IGP-DI plus 6% interest per year.  As of December 31, 2011, the Braslight pension plan reserve totaled to R$1,095,211 (R$1,016,185 as of December 31, 2010). The proportion of the reserve, amortization, and related accumulated amortization, consolidated into Cemig’s consolidated financial statements was 32.48% based on its percentage ownership in Light as of December 31, 2011 (26.06% in 2010).

The liabilities and expenses recognized by Light in connection with the supplementary retirement plan are adjusted in accordance with the terms of CPC 33 (Employee Benefits) and in conformity with the information as provided in a report by independent actuaries. The 2011 independent actuarial valuation was performed as of December 31, 2011.

Independent Actuarial Information

The tables below present Cemig’s consolidated actuarial information for the years ended December 31, 2011, which includes the additional amount related to the proportional consolidation of Light, as mentioned above:

	Pension plans and retirement supplement plans	Health Plan	Dental Plan	Life Insurance
Present value of funded obligations	7,253,700	626,357	18,048	539,695
Fair value of the plan’s assets	(6,893,141)	-	-	-
Present value of unfunded obligations	360,559	626,357	18,048	539,695
Unrecognized actuarial gains (losses)	95,948	(58,963)	12,670	(53,190)
Net liabilities	456,507	567,394	30,718	486,505
Addition amount related to the debt to Forluz	390,074	-	-	-
Total net liabilities	846,581	567,394	30,718	486,505

As previously mentioned, the Company records an additional obligation corresponding to the difference between the obligation for supplementing the retirement pensions stated in the actuarial report and the debt agreed upon with FORLUZ.

The unrecognized actuarial gains and losses that exceeded 10% of the total post-employment benefit obligations will be recognized in the income statement over approximately 11 years, which is the average time of future service of present active participants, since 2009.

The changes in the present value of the Company’s defined-benefit obligations from December 31, 2010 to December 31, 2011 were as follows:

	Pension plans and retirement supplement plans	Health Plan	Dental Plan	Life Insurance
Defined-benefit obligation as of 12/31/2010	6,656,772	574,778	17,018	466,303
Cost of current service	7,437	10,577	319	4,692
Interest on the actuarial obligation	673,159	57,998	1,715	48,241
Employee Contributions	31	-	-	-
Actuarial losses (gains) recognized	420,907	38,193	(201)	31,201
Benefits paid	(504,606)	(55,189)	(803)	(10,742)
Defined-benefit obligation as of 12/31/2011	7,253,700	626,357	18,048	539,695

The changes in the fair value of the plan assets of the plans from December 31, 2010 to December 31, 2011 were as follows:

Pension plans and retirement supplement plans
Fair value of the plan assets of the plan as of 12/31/2010	6,540,232
Expected return	729,648
Employer Contributions	127,836
Employee Contributions	31
Benefits paid	(504,606)
Fair value of the plan assets of the plans as of 12/31/2011	6,893,141

The amounts recognized in the income statement for the year ended December 31, 2011 were as follows:

	Pension plans and retirement supplement plans	Health Plan	Dental Plan	Life Insurance
Current service cost	7,437	10,577	319	4,692
Interest on the actuarial obligation	673,159	57,998	1,715	48,241
Expected return on plan assets	(732,227)	-	-	-
Actuarial losses (gains) recognized	-	339	(645)	315
Expense in 2011 as per the actuarial report	(51,631)	68,914	1,389	53,248
Adjustment related to debt with FORLUZ	157,870	-	-	-
Total expense recorded in 2011	106,239	68,914	1,389	53,248

The changes in net liabilities from December 31, 2010 to December 31, 2011 are as follows:

Parent Company	Pension plans and retirement supplement plans			Life	Total
	FORLUZ	Health Plan	Dental Plan	Insurance
Net liabilities as at December 31, 2010	42,805	28,029	1,555	23,663	96,052
Expenses incurred	5,235	4,432	112	3,892	13,671
Contributions paid	(6,343)	(2,751)	(42)	(636)	(9,772)
Net liabilities December 31, 2011	41,697	29,710	1,625	26,919	99,951
Current liabilities	3,706	-	-	-	3,706
Non current liabilities	37,991	29,710	1,625	26,919	96,245

Consolidated	Pension plans and retirement supplement plans		Health		Life	Total
	FORLUZ	BRASLIGHT	Plan	Dental Plan	Insurance
Net liabilities as at December 31, 2010	868,178	264,850	553,669	30,132	443,999	2,160,828
Expenses incurred	106,239	56,788	68,914	1,392	53,248	286,578
Contributions paid	(127,836)	(30,945)	(55,189)	(803)	(10,742)	(225,515)
Acquisition of equity interest in Light	-	65,268	-	-	-	65,268
Net liabilities on December 31, 2011	846,581	355,961	567,394	30,718	486,505	2,287,159
Current liabilities	74,441	26,150	-	-	-	100,591
Non current liabilities	772,140	329,811	567,394	30,718	486,505	2,186,568

The expenses with pension funds are recorded in financial result as they represent the interest and monetary adjustments related to the debt with Forluz, as mentioned previously in this Note. The expenses related to the health, dental, and life insurance plans are recorded as other operating expenses.

The independent actuary’s estimate for the expense to be recognized for 2012 is as follows:

	Pension plans and retirement supplement plans Forluz	Health Plan	Dental Plan	Life Insurance
Current service cost	7,534	11,302	332	5,803
Interest on the actuarial obligation	703,270	60,667	1,745	53,703
Expected return on plan assets	(734,701)	-	-	-
Actuarial losses (gains) recognized	-	525	(637)	551
Estimated expense in 2012	(23,897)	72,494	1,440	60,057

The independent actuary’s estimate for the payment of benefits during 2012 is as follows:

	Pension plans and retirement supplement plans	Health Plan	Dental Plan	Life Insurance
Estimated payment of benefits in 2012	539,783	47,801	1,425	15,968

The Company and its subsidiaries Cemig Geração e Transmissão and Cemig Distribuição expect to make contributions totaling R$194,377 to the pension fund during 2012.

The main categories of the plan’s assets, as a percentage of the plan’s total assets, are as follows:

	CEMIG, Cemig Geração e Transmissão e Cemig Distribuição
	2011	2010
Shares in Brazilian companies	16.31%	15.00%
Fixed income securities	83.69%	85.00%
	100.00%	100.00%

The Company’s consolidated pension plan assets include the following assets, valued at fair value, held by both Cemig and Light:

	2011	2010
Non-convertible debentures issued by the sponsors	367,019	450,107
Shares issued by the sponsors	12,062	9,684
Real estate properties of FORLUZ, occupied by the sponsors	191,606	184,914
	570,687	644,705

The table below presents the key assumptions used by the Company for its defined benefit pension plans for the years ended December 31, 2010, and December 31, 2011:

	2011	2010
Annual discount rate	10.07%	10.50%
Annual expected return on the plan’s assets	10.98%	11.50%
Annual long-term inflation rate	4.30%	4.50%
Annual salary increases	6.39%	6.59%
Average Mortality table	AT-2000	AT-2000
Disability table	Light Average	Light Average
Mortality table for disabled persons	IAPB-57	IAPB-57

22. PROVISIONS AND CONTINGENCIES

Cemig and its subsidiaries and jointly-controlled subsidiaries are parties to various legal proceedings in Brazil arising from the normal course of business, regarding tax, labor, civil and other issues.

Proceedings in which the Company is a debtor

The Company and its subsidiaries and jointly-controlled subsidiaries have recorded provisions for contingenies for the proceedings where the expectation of loss is considered as more likely than not and that an outflow of resources will be required to settle the obligation, as follows:

	Consolidated
	Balance in 2010	Additions (-) Reversals	Updates	Write-off	Balance in 2011
Labor claims
Sundry	115,301	7,218	6,002	-	128,521

Civil lawsuits
Personal injury	20,075	66,619	-	-	86,694
Rate increase – Cruzado Plan	25,715	9,672	2,437	-	37,824
Environmental	3,596	52,842	197	-	56,635
Other	90,466	(824)	9,755	(13,289)	86,108

Tax
FINSOCIAL	21,807	-	330	-	22,137
PIS and COFINS	8,083	1,308	189	-	9,580
ICMS	31,845	12,209	1,966	-	46,020
INSS	17,788	3,822	1,417	-	23,027
Other	8,951	7,023	714	-	16,688

Regulatory
ANEEL administrative proceedings	27,280	6,589	2,336	-	36,205
Total	370,907	166,478	25,343	(13,289)	549,439

	Parent Company
	Balance in 2010	Additions (-) Reversals	Updates	Closed	Balance in 2011
Labor claims
Sundry	57,896	(9,997)	4,786	-	52,685

Civil lawsuits
Personal injury	15,761	26,652	-	-	42,413
Rate increase – Cruzado Plan	13,444	6,671	1,128	-	21,243
Environmental	180	27	-	-	207
Other	31,596	(14,397)	1,896	-	19,095

Tax
FINSOCIAL	21,807	-	330	-	22,137
INSS	1,226		93	-	1,319
Other	4,812	4,785	289	-	9,886

Regulatory
ANEEL administrative proceedings	40,831	(26,183)	2,319	-	16,967
Total	187,553	(12,442)	10,841	-	185,952

The management of Cemig believes that any disbursements in excess of the amounts accrued after the outcome of the respective processes will not have a material effect on the result of operations and the individual and consolidated financial position and of the Company.

Details on the principals, provisions and contingent liabilities are as follows:

Provisions recorded for processes with the expectation of loss that is more likely than not and contingent liabilities connected to processes with the expectation of loss that are more likely not to happen.

Labor claims

The grievances under the labor laws are basically disputes regarding overtime, allowances for dangerous work, property damages and pain and suffering.

The total amount of this contingency is approximately R$523,697, of which R$128,521 was provisioned.

Civil lawsuits – Personal injury

Cemig is party to various civil actions related to compensation for moral damages arising mainly from incidents during the normal course of business, in the amount of R$189,088, of which R$86,694 were provisioned.

A reassessment of the likelihood of loss of various processes, based on the opinion of the Company’s legal counsel, was the main reason for provisions made in 2011, totaling R$66,619, which changed to losses more likely than not that it will be required to outlay financial resources to settle the obligation.

Among these actions there are processes related to the accident on February 27, 2011 in the town of Bandeira do Sul. The Company emphasizes that the most significant impact of these actions are not financial, but the exposure of the Company’s image.

Rate increase – Cruzado Plan

A number of industrial consumers brought legal actions against the Company seeking refunds of amounts paid to Cemig as a result of a rate increase that became effective during the Brazilian government’s economic stabilization plan (Cruzado Plan) in 1986, alleging that these increases violated the price controls instituted as part of that plan. The exposure for these rate increase claims is approximately R$47,127 as of December 31, 2011, and R$37,824 was recorded as a provision.

Environmental Matters

The Company and its subsidiaries are party to a number of administrative and judicial proceedings and claims involving environmental matters, regarding protected areas, environmental licenses and recuperation of environmental damage in the amount of approximately R$79,468, of which R$56,635 has been recorded as a provision.

The Company is challenging in court the environmental compensation, established in 2011, calculated based on Law 9985 of 2000 and Decree 6848 of 2009, which corresponds to 0.5% of the reference value of the project for implementation of the Santo Antônio hydroelectric power plant and its transmission system in stretch of the Madeira River, established in Installation Permit 540 of 2008 and defined in Operating License 1044, 2011, issued by the Brazilian Institute of Environment and Natural Renewable Resources (IBAMA). These features are intended to compensate the environmental impacts caused by the work, are updated by the Special IPCA and at December 31, 2011 amount to R$52,262. This compensation is being considered as a priority by the Federal Environmental Compensation Committee to set the allocation of resources. The environmental expenses recorded as provisions were recorded as cost of Construction in progress - Reservoirs, dams and water courses.

The Company and its wholly-owned subsidiaries are defendants in various other public civil actions where the amounts involved cannot be assessed accurately, due to the fact that most of these lawsuits are related to alleged environmental damages and require indemnity, recuperation of damaged areas and compensation measures that will be defined in the course of the proceedings, often requiring experts to verify the amounts. Also, class actions may benefit third parties not originally involved in the proceedings, who may be entitled to further damages or compensations. Hence, we can not specify the amount involved in these proceedings.

Value-added tax

Since 1999, Light has been inspected a number of times by the tax authorities of the state of Rio de Janeiro for ICMS (value-added tax) infringements. As of December 31, 2011, the Company had received but had yet to make payment on certain infringement notices received from the tax authorities. Based on review of the infringement notices and on consultations with its legal department, Management believes that only part of the infringement amounts claimed represent a probable risk of loss for which the existence of a present obligation on the date of the financial statements is more likely than not, provisioned in the amount of R$104,938. Cemig percentage of that amount is R$34,092.

Gasmig recorded a provision related to ICMS credits on purchase of fixed assets used in the network in the amount of R$21,612, and Cemig’s percentage of represents a quota share of R$11,928.

Adicionatily, the Company is a defendant in various administrative and legal proceedings brought by the State Tax Department of Minas Gerais, claiming ICMS and, in the event that the Company has to pay the tax on these transactions, it will be able to request reimbursement by the consumer to recover the value of the tax plus any penalties. The main proceedings are: the non payment of the ICMS on TUSD since the amount of the tax due has been divided in compliance with preliminary injunctions granted under a writ of security issued by those consumers and the demand contracted and not used that was billed during the period from January 2005 to December 2010, since the value of tax was excluded from the electric power bills, in compliance with the injunction granted; IMIDEC (the Institute for Defense of the Consumer of Minas Gerais) ciled a civil lawsuit against Cemig Distribuição, questioning the ICMS on the total invoice and not only on the service provided; Cemig was notified, as joint obligor, in sales operations of the surplus electricity made to industrial consumers during the period rationing of rationing power, when the Department of Finance Scretary of the State of Minas Gerais demanded the payment of ICMS on these transactions. No provision was recorded and the estimated amount of the contingency is R$434,004.

Contingent liabilities, whose expected loss is considered as more likely than not that out flows of financial resources will be required to settle the obligation

Taxes and other contributions

The Company and its subsidiaries and jointly-controlled subsidiaries are parties to various administrative and judicial proceedings relating to Taxes. The details of the main lawsuits are as follows:

Indemnity of the additional pay for year worked (Anuênio)

The Company and its subsidiaries Cemig Geração e Transmissão and Cemig Distribuição paid an indemnity to the employees in 2006, in the amount of R$177,686, in exchange for the rights to future payments of additional pay for yaer worked (Anuênio) which would be incorporated into salaries. The Company and its subsidiaries did not make the payments of income tax and social security contribution on this amount because it considered that these obligations are not applicable to amounts paid as indemnity. However, to avoid the risk of a future fine arising from a different interpretation by the Federal Tax Authorities, the Company and its subsidiaries decided to file for writes of security to enable payment in court of the amount of any obligations, in the amount of R$191,770 as of December 31, 2011 posted under Deposits connected to legal actions in Long term assets.

Employee Profit sharing

In 2006, Cemig was notified by the National Social Security Institute, INSS, as a result of the non-payment of the social security contribution on the amounts paid as profit sharing during the period from 2000 to 2004, representing R$140,875 as at December 31, 2011. The Company appealed at the administrative level against the decision. No provision has been recorded since Cemig believes it has arguments on the merit for defense, and an adverse outcome in this action is considered to be possible, but not probable.

Social security contributions

The Brazilian Federal Revenue Department filed administrative proceedings against Cemig, Cemig Geração e Transmissão and Cemig Distribuição, in respect of pension contributions under various headings: profit sharing, worker food program (PAT), education allowance, payments for overtime , exposure to risk in the workplace, SEST / Senat, a fine for breach of accessory obligations. The Company has presented its defenses and is awaiting a hearing.

The expectation of loss in these actions is considered more likely that there is no cash outflow to settle an obligation and the amount of the contingency is approximately R$780,723.

Federal Contribution - FINSOCIAL

The Federal Government filed a lawsuit against the Company, in order to rescind the judgment in the rescission action filed previously by Cemig, where it challenges the FINSOCIAL contribution, arguing that the action filed by Cemig was filed after the statute of limitations of two years. On December 31, 2011, the amount involved in this action was, approximately, R$67,926.

Offsetting of federal taxes credits

The Federal Revenue Department Company did not ratify the declaration of offsetting of credits resulting from undue payment , or overpayment, by the Company related to various tax administrative processes with respect to proceedings regarding offsetting of federal taxes. Cemig is contesting the related tax postings made by the federal tax authority. The amount of the contingency is R$423,856.

Consolidated tax return (DIPJ) – restitution and compensation

The Company is a party to administrative proceedings involving claims for restitution and compensation arising from negative balances presented in the DIPJs for calendar years 1997 to 2000, and overpayments, identified by the corresponding documents for receipt of payment of federal revenue (DARF) and declarations of federal taxes and contributions (DCTF) . The amount of the contingency is R$296,377.

PIS/COFINS tax rate

Cemig was notified for underpayment of PIS / COFINS due to incorrect exclusions of financial expenses from the base for calculating contributions. Although the Company collected PIS / COFINS on financial income, the Federal Revenue Department considers that the amount was underpaid. The amount of the contingency is R$81,112.

The Company is a defendant in various legal proceedings in which the plaintiffs demand suspension of payment of PIS and COFINS, on the grounds that the imposition of such contributions in the context of electricity invoices is illegal. The amount of the contingency is R$41.039.

Regulatory matters

CRC Account

Prior to 1993 Brazilian electricity concession holders were guaranteed, by law, a rate of return on investment in assets used in the providing of electricity services to clients. The rates charged to users were uniform throughout the country, and the profits generated by the more profitable concession holders were reallocated to less profitable concession holders, in such a way that the rate of return for all the companies was equal to the national average. The deficits which the majority of the Brazilian electricity concession holders suffered were recorded in the “CRC Account” of each company. When the CRC Account and the guaranteed-return concept were abolished, Cemig used its positive balances in the CRC Account to offset its liabilities to the Federal Government.

Aneel filed an administrative action against the Company, contesting credit related to these positive balances and on October 31, 2002 it issued a final administrative decision. On January 9, 2004, the National Treasury issued a collection notice in the amount of R$516. Cemig filed a writ of security to suspend inclusion of the credit in the register of delinquent debtors of credits to the federal government (Cadin). Although the writ was denied by the lower court, an appeal was made to the Federal Court of the First Region, which granted Cemig a temporary injunction suspending inclusion in Cadin. On December 31, 2011, the amount involved in this action was R$1.014.905, and no provision has been recorded.

Contracts for public illumination (CIP)

The Company is defendant in several public class actions challenging the clause in the Electricity Supply Contracts for public illumination, signed between the Company and the various municipalities of its concession area, and restitution by the Company of the difference representing the amounts charged in the last 20 years, in the event that the courts recognize that these amounts were unduly charged. The actions are grounded on a supposed mistake by Cemig in the estimate of time used for the calculation of the consumption of electricity by public illumination paid for by the Public Illumination Contribution (CIP). On December 31, 2011, the amount involved in this action was, approximately, R$1,183,402.

Regulatory contingency – CCEE

In an action dating from August 2002, AES Sul Distribuidora has challenged in the courts the criteria for accounting of electricity transactions on the wholesale electricity market during the period of rationing. It obtained a decision in its favor in February 2006, which ordered the CCEE to recalculate the transactions during the period of rationing disregarding Dispatch 288/2002. This was to be put into effect in the CCEE in November 2008, resulting in an additional disbursement for CEMIG, referring to the expense on purchase of power in the short-term market, in the CCEE, in the amount of approximately R$123,900 as of December 31, 2011. On November 9, 2008 the Company obtained an injunction in the Regional Federal Court suspending the obligatory nature of the requirements to pay in court the amount owed arising from the Special Financial Settlement carried out by the CCEE. No provision has been constituted since Cemig believes it has arguments on the merit for defense.

Civil lawsuits – low-income consumers

Exclusion of some consumers as low-income

The Federal Public Prosecutor filed a public civil action against the Company and ANEEL, to prevent the exclusion of some consumers classified in the low-income residential rate sub-class, requesting condemnation of the Company to pay double the amount paid in excess by the consumers. The request was upheld, however, the Company and ANEEL appealled the decision and are awaiting a hearing. The total amount of the contingency is R$122,531.

Tariff adjustment – Neutrality of Parcel A

The Municipal Association for Protection of the Consumer and the Environment (AMPROCOM) and the Brazilian Association of Consumers (ABC) filed lawsuits against the Company and ANEEL, aiming at identifying all consumers who were adversely affected in the periodic review process and annual tariff adjustment in the period from 2002 to 2009, and the refund through a credit in the electricity bills, of the amounts for which they were incorrectly charged, through not disregarding the impact of future changes in demand for power consumption of non manageable cost components (Portion A) and the incorrect incorporation of these gains in the manageable costs of the distributer (Portion B), causing the economic-financial imbalance of the contract. The estimated value of the contingency is R$1,061,084, where all consumers in the Cemig Distribuição concession area are considered.

Tax contingencies of Light SESA

The tax contingencies with a probability of loss considered more likely than not that an outflow of financial resources will be required to settle the obligation as at December 31, 2011 recognized by Light SESA, correspond to: the demand for income tax and social contribution on the earnings of the LIR and LOI since 1996; non ratification of compensation for claims of withholding income tax credits on financial investments and withholding tax on payments of power bills made by public bodies; a fine for alleged breach of accessory obligations related to the delivery of electronic files related to calendar years 2003 to 2005; tax assessment notice drawn up for the collection of ICMS on the amounts of economic subsidies targeted to low-income consumers; ICMS on commercial losses; Inspection Fee for Occupation and Permanence in Public Area, Streets and Roads (TFOP), levied by the Municipality of Barra Mansa; withholding tax on amounts paid by Light SESA as dividends, on the argument that they result from non-existent income; tax assessment for charge ICMS, due to the use of accumulated ICMS credits of Rheem Embalagens Ltda. on the acquisition of inputs and raw materials within the State of Rio de Janeiro. These lawsuits come to the total amount of R$859,568,  the amount corresponding to Cemig’s interest in the capital of Light at December 31, 2011.

Claims in the Ordinary Course of Business

Additionally, the Company is involved as plaintiff or defendant in other, less relevant, litigation related to the normal course of its operations, in the amount of R$515,825. Management believes it has adequate defense for these disputes and does not expect material losses related to these issues, that may have an adverse effect on the financial position and results of operations.

Proceedings in which the Company is a creditor and with probable entry of economic benefits

PASEP and COFINS – Expansion of the Base for Tax Calculation Purposes

The Parent company filed a legal suit challenging the expansion of the taxable base for PIS and COFINS tax calculation purposes on financial revenue and on other non-operating revenues during the period from 1999 to 2004, through Law 9718 of November 27, 1998. In the event of a favorable judgment in the final instance (subject to no further appeal) – and we point out that the Federal Supreme Court has ruled on similar cases in favor of the taxpayer – the gain to be recorded in the income statement will be R$195,263, net of income tax and social contribution.

23.     SHAREHOLDERS´EQUITY

(a)                   Share Capital

The fully paid-in shares , each with a par value of R$5.00, are distributed as follows:

Shareholders	Number of shares as of December 31, 2011
	Common	%	Preferred	%	Total	%
The State of Minas Gerais	151,993,292	51	-	-	151,993,292	22
Other entities of The State of Minas Gerais	40,197	-	7,057,472	2	7,097,669	1
AGC Energia S.A.	98,321,592	33	-	-	98,321,592	14
Other:
In Brazil	35,420,497	12	73,185,353	19	108,605,850	16
Abroad	12,494,090	4	303,902,089	79	316,396,179	47
Total	298,269,668	100	384,144,914	100	682,414,582	100

	Number of shares as of December 31, 2010
Shareholders	Common	%	Preferred	%	Total	%
The State of Minas Gerais	151,993,292	51	-	-	151,993,292	22
Other entities of The State of Minas Gerais	40,197	-	7,057,472	2	7,097,669	1
AGC Energia S.A.	98,321,592	33	-	-	98,321,592	14
Other:
In Brazil	35,084,145	12	88,391,812	23	123,475,957	18
Abroad	12,830,442	4	288,695,630	75	301,526,072	45
Total	298,269,668	100	384,144,914	100	682,414,582	100

Earnings Per Share

Considering that each class of shares participates equally in the income presented, the earnings per share in 2011 and 2010, of R$3.54 and R$3.41, respectively, were calculated based on the weighted average of the Company’s shares outstanding in each of the abovementioned years.

The weighted average number of shares used in calculating basic and diluted earnings per share is as follows:

Weighted average of shares	2011	2010
Balance at January 1,
Common shares	298,269,668	271,154,243
Preferred shares	384,144,914	349,222,649
	682,414,582	620,376,892

Effects of share issues in April 2010
Common shares	—	27,115,425
Preferred shares	—	34,922,265
	—	62,037,690

Weighted average of shares at December 31
Common shares	298,269,668	289,231,193
Preferred shares	384,144,914	372,504,159
	682,414,582	661,735,352

Shareholders’ Agreement

On August 1, 2011, the Government of the State of Minas Gerais signed a Shareholders’ Agreement with AGC Energia S.A. with intervention and consent of BNDES Participações S.A. with validity for fifteen years. The agreement maintains the state of Minas Gerais as a hegemonic, isolated and sovereign controller of the Company and attributes a few prerogatives to AGC Energia in order to contribute to the Company’s continued sustainable growth, amongst other contractual terms.

Return of Advance for Future Capital Increase (“AFAC”)

In 1995, 1996 and 1998,  by the State of Minas transferred financial resources intended for a capital increase in the historical amount of R$27,124. In 2011, the Ministry of Finance requested the return of the amounts of these resources for future capital increases of AFAC, monetarily updated, since the aforementioned year the funds had not been used for the payment of shares in a capital increase.

In response to this request, the Board of Directors, on December 27, 2011, decided to return the Advance for Future Capital Increase (“AFAC”) to the State of Minas Gerais, in the amount of R$93,259, corresponding to the historical amount of R$27,124, adjusted by the IGP-M (General Index of Market Price) for the period and the financial expense corresponding to the monetary update of the future capital increase, in the amount of R$66,136, was recorded in 2011.

Capital increase to be proposed to the Annual Shareholders’ Meeting in April 2012

Cemig’s Board of Directors will propose a capital increase to the Annual Shareholders´ Meeting mainly through the use of its Profit reserves.

The approval of an increase in Cemig’s  capital from R$3,412,073 to R$4,265,091 through the issuing of 170,603,646 new shares, through the capitalization of R$821,527 of the balance of the Profit Retention Reserve and R$31,491 originating from the incorporation of portions of the Loan Assignment Agreement of the remaining balance of the CRC, distributing to shareholders as a result, a bonus of 25% in new shares, of the same kind as the priorly held shares and with a par value of R$5.00, will be proposed.

(b)    Reserves

The breakdown of Capital Reserves and Profit Reserves is presented as follows:

	2011	2010
Capital Reserves
Interest on investments in fixed assets in progress – Own capital	1,313,220	1,313,220
Donations and subsidies for investment	2,572,526	2,572,526
Additional paid-in capital	69,230	69,230
Monetary adjustment of the capital	6	6
Treasury Shares	(1,132)	(1,132)
	3,953,850	3,953,850

The reserve for interest on investments in fixed assets in progress – own capital refers to the interest on the shareholders’ equity used in constructing assets and facilities, which is recorded in property, plant, and equipment as corresponding entries against shareholders’ equity. Cemig decided to stop forming this reserve as from 1999.

The reserve for Donations and Subsidies for Investments refers basically to the compensation by the Federal Government of the difference between the profitability obtained by CEMIG up to March 1993 and the minimum return guaranteed by the legislation in effect at the time. The funds were used in the amortization of various obligations payable to the Federal Government, and the remaining balance originated the CRC contract.

Treasury shares refer to the shares transferred from FINOR originating from funds invested in Cemig’s projects in the area covered by SUDENE (Superintendency for the development of the Northeast) due to tax incentives.

	2011	2010
Profit Reserves
Statutory Reserve	1,141,178	1,433,549
Profit retention Reserve	1,382,962	799,413
Proposal for distribution of additional dividends	86,316	67,086
Legal Reserve	682,415	573,205
	3,292,871	2,873,253

Statutory Reserve

The Statutory reserve is for future payment of extraordinary dividends, in accordance with Article 28 of the by-laws.

Profit Retention Reserve

The Profit Retention Reserve refers to profits not distributed in previous years to ensure the implementation of the Company’s Investment Program, and the retentions supported by capital budgets approved by the Board of Directors in the periods in question. The main acquisitions of interests in other companies are a result of the retention of the aforementioned funds which more detail is presented in Note 14.

Proposal for distribution of additional dividends

The Company recorded R$86,316 in the Profit Reserve related to the portion of dividends proposed by management which exceeds the required minimum annual dividend distribution of 50% of net profit for the year, established in the Company’s by-laws.

Legal Reserve

This reserve is a requirement for all Brazilian corporations and represents the appropriation of 5% of annual net income up to a limit of 20% of share capital as established by Article 193 of Brazillian Coporate Law 6,404. Accordingly, the Company opted to appropriate 4.52% of the net income as at December 31, 2011, in the amount of R$109,210 in order to comply with the law.

(c)     Dividends

Ordinary dividends

50% of the net income for the year must be used for distribution as a mandatory dividend to the Company’s shareholders, as established in the Company’s by-laws.

Preferred shares have priority in the reimbursement of capital and participate in the profit under equal conditions with common shares. Preferred shares have a right to an  annual minimum dividend equal to the greater value between 10% of their par value; or 3% of the shareholders’ equity associated with the shares.

Under the by-laws, CEMIG’s shares held by private individuals have the right to a minimum dividend of 6% per year on their par value in all years when Cemig does not obtain sufficient profits to pay dividends to its shareholders. This guarantee is given by the State of Minas Gerais in the terms of Article 9 of State Law 828 of December 14, 1951 and Article 1 of State Law 8796 of April 29, 1985.

The declared dividends shall be paid in two equal installments, the first not later than June 30 and the second not later than December 30 of each year following the generation of profit. The Board of Directors is responsible for observing these deadlines and determining the place of payment and the process for payment.

The calculation of the dividends proposed for distribution to shareholders based on the Company’s profit for the year-ended December 31, 2011 is as follows:

Parent company
Minimum Dividend Distribution Calculation as required by the by-laws	2011
Par value of preferred shares	1,920,724
Percentage applied to the par value of preferred shares	10.00%
Amount of dividends per first payment criteria	192,072

Shareholders’ equity	11,744,948
Preferred shares as a percentage of Shareholders’ equity (net of shares held in Treasury)	56.29%
Portion of Shareholders’ equity represented by preferred shares	6,611,231
Percentage applied to the portion of Shareholders’ equity represented by preferred shares	3.00%
Value of the dividends per second payment criteria	198,337

Minimum obligatory dividends required by the by-laws for preferred shares	198,337

Mandatory Dividend Calculation
Profit (loss) for the year	2,415,450
Mandatory dividend – 50.00% of profit for the year	1,207,725
198,337

Dividends proposed	1,294,041
Total dividends for preferred shares	728,441
Total dividends for common shares	565,600

Dividends per share – R$
Minimum obligatory dividend required by the by-laws for preferred shares	0.29
Mandatory dividend	1.77
Proposed dividend	1.90

Extraordinary dividends

Cemig’s Bylaws establishes that, without prejudice to the mandatory dividend, each year, or more frequently if the availability of cash permits, the Company will use the specific profit reserve for the distribution of extraordinary dividends, up to the limit of the cash available, as decided by the Board of Directors subject to compliance with the Company’s Strategic Plan and the dividend policy specified therein.

The following extraordinary dividends were paid by the Company in 2011 and 2010:

■          In a meeting held on December 16, 2010, the Board of Directors decided to declare an extraordinary dividend in the amount of R$900 million, or R$1.32 per share, using the profit reserve established under the Bylaws for this purpose. The payment of these dividends took place on December 29, 2010.

■          In a meeting held on December 9, 2011, the Board of Directors decided to declare an extraordinary dividend, in the amount of R$850 million, or R$1.25 per share, using the profit reserve established under the Bylaws for this purpose. The payment of these dividends took place on December 28, 2011.

(d)	Accumulated Foreign Currency Translation Adjustments and Other Comprehensive Income

	2011	2010
Accumulated Foreign Currency Translation Adjustments and Other Comprehensive Income
Deemed Cost of the Generation Assets	1,080,233	1,209,212
Foreign Currency Translation Adjustments	5,354	(772)
Cash Flow Hedge Instruments	567	1,393
	1,086,154	1,209,833

The translation adjustments refer to the foreign exchange difference calculated on the translation of Transchile’s financial statements based on the exchange rates for assets and liabilities at the end of the year, recorded directly in the abovementioned Shareholders’ Equity account.

The amounts recorded as deemed cost of generation assets are due to a new valuation of the generation assets, with the definition of their fair value by their replacement cost at the first time adoption of IFRSs as at January 1, 2009. The new valuation of the generation assets resulted in an increase in the value of these assets, recorded in a specific shareholders’ equity account, net of tax effects.

24.     REVENUE

	Consolidated
	2011	2010 (Reclassified)
Supply of electric power (a)	16,840,743	14,821,015
Revenue from use of the electricity distribution grid – TUSD (b)	1,974,032	1,658,286
Revenue from use of the transmission system (c)	1,473,347	1,197,182
Construction revenue (d)	1,532,577	1,341,386
Other operating income (e)	990,030	923,792
Taxes on revenue (f)	(6,996,502)	(6,094,727)
Net operating revenue	15,814,227	13,846,934

(a)         Supply of electric power

The breakdown of the supply of electric power by consumer class is as follows:

	MWh (*)		R$
	2011	2010	2011	2010 (Reclassified)
Residential	10,742,297	9,944,272	5,451,747	4,832,622
Industrial	26,028,775	24,826,143	4,366,107	3,935,703
Commerce, services and others	6,984,941	6,227,336	3,045,417	2,717,686
Rural	2,646,475	2,466,451	707,958	631,984
Governmental entities	1,191,280	1,082,741	531,496	467,376
Public lighting	1,371,091	1,220,491	356,667	309,816
Public service	1,439,200	1,360,002	424,407	394,995
Subtotal	50,404,059	47,127,436	14,883,799	13,290,182
Own consumption	57,098	53,417	-	-
Unbilled, net	-	-	74,830	(71,204)
	50,461,157	47,180,853	14,958,629	13,218,978
Wholesale supply to other concession holders (**)	14,457,890	14,204,530	1,577,128	1,444,828
Power transactions on CCEE	5,138,453	4,785,039	268,970	133,432
Sales under the PROINFA program	120,827	84,771	36,016	23,777
Total	70,178,327	66,255,193	16,840,743	14,821,015

( * ) The MWh column includes of the total electricity sold by Light, proportional to the Company’s equity interest.

( ** ) Includes Contract for Trading of Electricity on the Regulated Market Sale (CCEAR) and bilateral contracts with other agents.

Tariff Review – Cemig Distribuição

On April 8, 2011, ANEEL approved the tariff adjustment rate of Cemig Distribuição S.A. The result ratified by ANEEL represents a rate increase of 10.47%, consisting of two components: (i) Structural component of 8.08% for non-manageable costs (Portion A) and manageable (Portion B) and (ii) Financial component of 2.39%, effective until April 2012. With the removal of the financial components considered in the tariff process in 2010, of 3.23%, the average effect felt by the Company’s captive customers is 7.24%.

Tariff Review – Light

On November 1, 2011, ANEEL approved the tariff adjustment of Light SESA for 2011. The result ratified by ANEEL represents a rate increase of 6.57%, consisting of two components: (i) Structural component of 7.21% for non-manageable (Portion A) and manageable (Portion B) costs and (ii) Financial component, which be effective until October 2012, of -0.64%. Considering the removal of the financial component present in Light’s rates in effect until this date, of -1.33%, the proposal represents an average rate increase for consumers of 7.82%.

(b)        Revenue from use of the electricity distribution grid – TUSD

A representative portion of the Large Industrial Consumers in the concession area of Cemig Distribuição and Light that are allowed to choose their power suppliers such as Cemig Geração e Transmissão and other power generating companies, also referred to as “free” consumers. Accordingly, the charges for the use of the distribution network (“TUSD”) of these “free” consumers are charged separately and recorded under this caption.

(c)         Revenue from use of the transmission system

	Consolidated
	2011	2010
Revenue from use of the basic transmission system	1,293,299	1,090,391
Revenue from connection system	180,048	106,791
	1,473,347	1,197,182

For the old concessions, Revenue from use of the basic transmission system refers to the rate charged from the electric sector agents, including free consumers connected to the high tension system, for use of the basic transmission system, owned by the Company, together with the interconnected Brazilian system after deducting the amounts received that are used for amortization of the financial assets.

For the new concessions, including the portion received from the agents from the electric sector referring to the operation and maintenance of transmission lines and also the adjustment to present value of the financial assets of established  transmission, for the most part during the period of construction of transmission enterprises. The rates used for restating the assets correspond to the remuneration of the capital invested in the projects, varying in accordance with the model of the enterprise and the cost of the investor’s capital.

(d)        Construction Revenue

Construction Revenue is fully offset by the construction costs and corresponds to the Company’s investments in the period in assets of the concession, where the operating income, in some cases, also includes the profit margin involved in the operation. More details are presented in note 25 of the consolidated Financial Statements.

(e)          Other operational revenues

	Consolidated
	2011	2010 (Reclassified)
Supply of gas	578,830	397,659
Charged services	13,957	16,495
Telecommunications services	157,819	130,735
Providing of services	104,943	179,188
Low-income subsidy (*)	55,705	132,772
Others	78,776	66,943
	990,030	923,792

(*) Revenue recognized arising from the subsidy from Eletrobrás, for the discount given on tariffs charged to low-income consumers.  The amounts were homologated by ANEEL and are reimbursed by Eletrobrás.

(f)              Taxes and charges levied on revenue

Consolidated

	2011	2010
Income Taxes
ICMS	3,575,298	3,142,237
COFINS	1,495,852	1,309,715
PIS and PASEP	324,824	304,268
Others	5,591	11,738
	5,401,565	4,767,958
Charges to the consumer
Global Reversion Reserve – RGR	204,887	181,787
Energy Efficiency Program – PEE	42,640	43,276
Energy Development Account – CDE	516,122	423,120
Fuel Consumption Account – CCC	717,632	532,309
Research and Development – R&D	37,001	39,011
National Scientific and Technological Development Fund	32,057	34,132
Energy System Expansion Research – EPE (Mining and Energy Ministry)	16,091	17,020
Emergency Capacity Charge	359	20,199
0.30% Surcharge (Law 12111/09)	28,148	35,915
	1,594,937	1,326,769
	6,996,502	6,094,727

25. OPERATING COSTS AND EXPENSES

	Consolidated		Parentg Company
	2011	2010 (Reclassified)	2011	2010
Personnel (a)	1,248,651	1,211,340		39,149
Employee’Employee and managers’manager profit sharing	221,061	325,085	14,987	12,304
Post-employment obligations	123,700	107,038	8,435	14,637
Materials	97,752	133,660	222	372
Outsourced services (b)	1,030,827	923,315	12,962	14,967
Electricity purchased for resale (c)	4,277,980	3,721,585	-	-
Depreciation and amortization	939,327	895,581	370	222
Charges for use of water resources	153,979	140,404	-	-
Provisions (reversals) for operating losses (d)	257,611	138,065	(1,892)	(112,269)
Charges for the use of transmission facilities of the basic grid	830,024	728,839	-	-
Gas purchased for resale	329,105	225,398	-	-
Construction costs	1,529,269	1,327,693	-	-
Other operating expenses, net (e)	362,032	322,136	20,126	9,339
	11,403,32918	10,200,139	92,338	(21,279)

a)  Personnel Expenses

	Consolidated		Holding Company
	2011	2010	2011	2010
Salary and payroll charges	1,131,846	1,071,921	25,359	21,450
Supplementary pension contributions – defined-contribution plan	67,393	66,347	4,200	4,205
Assistance benefits	131,823	132,862	3,790	3,647
	1,331,062	1,271,130	33,349	29,302

Temporary Voluntary Retirement Program – PDV	20,272	40,252	3,779	9,847
( - ) Personnel costs transferred to construction in progress	(102,683)	(100,042)	-	-
	(82,411)	(59,790)	3,779	9,847
	1,248,651	1,211,340	37,128	39,149

Retirement Incentive Program (PDP)

In November 2011, Cemig implemented its Retirement Incentive Program (PDP), which is permanent and available for free, voluntary rescissions of work contracts, pursuant to the Law 12506 issued in October 2011, which addresses prior notice of 1 to 3 months and thus closed the former Voluntary Retirement Program (PDV).

Among the program’s main financial incentives are payments of one gross monthly wage and 6 months of contributions for health insurance after termination, the deposit of the 40% fine on the balance of the employee’s accumulated severance funds (FGTS), payment of prior notice corresponding to at least one month’s wages (30 days) up to a maximum of 3 months’ wages (90 days), as determined by Law 12506 of 2011, and the payment of up to 24 months of contributions to the Pension Fund and Social Security (INSS) - after termination, in conformity with certain criteria established in the program’s regulations. Until December 31, 2011, 38 employees had adherred to the program.

b)         Outsourced Services

	Consolidated		Parent Company
	2011	2010	2011	2010
Collection agents / Meter readers / Bill delivery agents	176,612	135,916	-	-
Communication	89,802	79,399	1,728	2,342
Maintenance of electrical facilities and equipment	205,191	197,707	64	101
Building maintenance and cleaning	58,971	51,093	59	34
Contracted labor	59,662	53,635	302	51
Freight and airfares	11,638	12,565	2,007	1,672
Accommodation and meals	18,995	23,938	391	300
Security	23,285	19,527	-	-
Management consulting	26,564	3,139	3,127	5,087
Maintenance of furniture and fixtures	67,915	44,021	894	935
Vehicle maintenance	21,669	28,791	32	26
Disconnections and reconnections	52,913	61,997	-	-
Electricity	27,693	25,682	-	-
Others	189,917	185,905	4,358	4,419
	1,032,83827	923,315	12,962	14,967

c)          Electricity purchased for resale

Consolidated

	2011	2010
From Itaipu Binacional	919,398	909,525
Spot market	337,152	381,789
PROINFA	204,087	191,909
Bilateral contracts	538,058	314,887
Electricity acquired in Regulated Market auctions	1,964,879	1,873,697
Electricity acquired on the Free Market	637,316	347,976
PASEP and COFINS credits	(322,910)	(298,198)
	4,277,980	3,723,595

d)         Operating provisions (reversals)

	Consolidated		Parent Company
	2011	2010	2011	2010
Pension plan premiums	5,256	(22,197)	39	(944)
Allowance for doubtful accounts receivable	163,629	104,983	-	-
Provision (reversal) for labor claims	12,822	(9,398)	-	(14,994)
Provision (reversal) for ANEEL administrative proceedings	3,925	(46,530)	(15,152)	3,115
Provision (reversal) for civil lawsuits – consumers	47,770	(54,026)	10,637	(53,660)
Provision (reversal) for civil lawsuits - tariff increases	9,029	138,771	7,799	(41,591)
Other provisions	15,180	26,462	(5,215)	(4,195)
	257,611	138,065	(1,892)	(112,269)

e)   Other operating expenses, net

	Consolidated		Parent Company
	2011	2010	2011	2010
Leases and rentals	87,351	57,632	828	882
Advertising and publicity	24,353	29,971	564	132
Own consumption of electric power	18,944	9,912	-	-
Subsidies, grants and donations	33,906	39,598	3,017	5,228
ANEEL inspection charge	45,762	43,338	-	-
Onerous concessions	20,666	23,231	-	-
Taxes and charges (IPTU, IPVA and others)	26,536	20,513	145	246
Insurance	7,948	11,287	820	1,151
CCEE annual fee	5,896	4,840	4	3
License fee - TDRF ( * )	30,015	27,184	-	-
Net loss on deactivation and disposal of assets	21,591	26,006	187	135
FORLUZ – Current Administration expense	15,233	13,604	993	821
Other expenses	23,831	15,020	13,568	741
	362,032	322,136	20,126	1697

(* )TFDR - License charge for use or occupation of land-adjoining highways.

Operating leases

The Company has operating lease agreements related mainly to vehicles and buildings used in its operating activities which are not material in relation to the Company’s total costs.

26.     NET FINANCIAL INCOME (EXPENSES)

	Consolidated		Parent Company
	2011	2010	2011	2010
FINANCIAL INCOME
Income from financial investments	410,195	392,473	21,034	46,591
Charges on arrears of overdue electricity bills	150,522	137,129	-	-
Interest and monetary gains on account receivables from the the Government of the State of Minas Gerais	152,145	129,408	-	-
Foreign exchange gains	20,453	50,531	35	10
PASEP and COFINS on financial revenues	(42,347)	(39,342)	(41,956)	(38,543)
Gains on financial instruments	16,120	-	-	-
Adjustment to present value	-	16,975	-	-
FIDC revenues	-	-	49,433	40,596
Monetary updating on Finsocial (note 9)	67,341	-	67,341	-
Monetary updating on escrow account (note 11)	67,506	-	67,506	-
Other income	153,060	154,242	10,076	14,840
	994,995	841,416	173,469	63,494
FINANCIAL EXPENSES
Interest on loans, financings and debentures	(1,311,023)	(1,075,290)	(20,896)	(7,986)
Foreign exchange losses	(39,870)	(37,172)	(206)	(104)
Monetary losses – loans, financing and debentures	(145,780)	(144,297)	-	-
Monetary losses – onerous concessions	(21,239)	(42,168)	-	-
Losses on financial instruments	-	(6,072)	-	-
Monetary losses and charges on post-employment obligations	(162,878)	(142,243)	(5,235)	(4,983)
Monetary losses on advance for capital increase (note 23)	(66,136)	-	(66,136)	-
Other expenses	(303,860)	(218,683)	(74,996)	(53,140)
	(2,050,786)	(1,665,925)	(167,469)	(66,213)
NET FINANCIAL EXPENSES	(1,055,791)	(824,509)	6,000	(2,719)

PASEP and COFINS expenses are due on the interest on shareholders’ equity.

27.  RELATED PARTY TRANSACTIONS

The main balances and transactions with parties related to Cemig and its subsidiaries and jointly controlled  subsidiaries are as follows:

ENTITIES	Consolidated and Parent Company
	ASSETS		LIABILITIES		REVENUES		EXPENSES
	2011	2010	2011	2010	2011	2010	2011	2010
Cemig Distribuição S.A.
Current
Cooperation agreement (1)	-	-	4,146	2,012	-	-	-	-
Dividends and interest on Capital	109,215	50,842	-	-	-	-	-	-
Non current
Cooperation agreement (1)	10,834	4,619	-	-	-	-	-	-
TransfererEDpersonnel (2)	1,810	-	-	-	-	-	-	-

Cemig Geração e Transmissão S.A.
Current
Cooperation agreement (1)	-	-	20	9	-	-	-	-
Dividends and interest on Capital	-	46,819	-	-	-	-	-	-
Non current
Cooperation agreement (1)	7,018	5,366	-	-	-	-	-	-
Transfered personnel (2)	537	-	-	-	-	-	-	-

Cemig Capim Branco
Current
Operations with electricity (1)	-	295	7,320	7,318	4,349	4,109	(72,582)	(85,872)

Light S.A.
Current
Dividends and interest on Capital	19,214	35,487	-	-	-	-	-	-

The Government of the State of Minas Gerais
Current
Consumers and resalers (3)	6,657	8,619	-	-	89,267	83,800	-	-
Recoverable or payable taxes – VAT (4)	153,306	223,395	289,392	270,990	(3,575,298)	(3,142,237)	-	-
Non current
Account receivable from the Government of the State of Minas Gerais– CRC (5)	1,830,075	1,837,088	-	-	-	-	-	-
Recoverable taxes – VAT (4)	243,029	84,746	-	-	-	-	-	-
Consumers and resalers (6)	25,016	39,893	-	-	-	-	-	-
Dividends and interest on Capital	-	-	265,700	251,426	-	-	-	-
Debentures (7)	-	-	46,896	37,083	-	-	(9,813)	(29)
Financings – Minas Gerais Development Bank (BDMG)(8)	-	-	14,900	15,870	-	-	-	-

Forluz
Current
Employee post-retirement obligations (9)	-	-	100,591	99,220	-	-	(123,700)	(107,038)
Personnel (10)	-	-	-	-	-	-	67,393	(66,347)
Administrative costs (11)	-	-	-	-	-	-	(15,233)	(13,604)
Non current
Employee post-retirement obligations (9)	-	-	2,186,568	2,061,608	-	-	-	-

Cemig Saúde
Current
Health and Dental Plan (12)	-	-	20,658	18,638	-	-	(44,374)	(39,808)

Andrade Gutierrez SA
Current
Light for all program (13)	-	-	177	3,352	-	-	-	-
Non current
Light for all program (13)	-	1,245	275	883	-	-	-	-

The main conditions with respect to the business dealings between related parties are presented below:

(1)	Technical cooperation agreement between Cemig, Cemig Distribuição and Cemig Geração e Transmissão established by ANEEL Instruction 3924/2008;
(2)	Reimbursement of personnel expenses assigned by Cemig´s to the companies of the Group;
(3)

Sale of electric power to the the Government of the State of Minas Gerais, where the transactions made in terms equivalent to those which prevail in the transactions with independent parties, considering that the price of the power is the price defined by ANEEL through a resolution referring to the Company’s annual tariff adjustment;

(4)

The transactions with ICMS recorded in the financial statements refer to transactions for sale of electricity and are carried out in conformity with the specific legislation of the the State of Minas Gerais;

(5)	Injection of the credits from the CRC into a Receivables Fund in senior and subordinated quotas. For more information please see Note 12;
(6)

A substantial portion of the amount refers to the renegotiation of a debt originating from the sale of electricity to Copasa, with a forecast for payment not later than September 2012, and financial updating by the IGP–M + 0.5% per month;

(7)

Private issue of non-convertible debentures for R$120,000, restated by the IGP–M , for completion of the Irapé hydroelectric power station, with redemption after 25 years from the date of issue. The amount at December 31, 2010 was adjusted to present value;

(8)

Financing of the subsidiaries Transudeste and Transirapé with maturity in 2019 (long-term interest rate (TJLP) + 4. 5% p.a. and UMBndes 4.54% p.a.), and of Transleste, in 2017 and 2025 (rates of 5% p.a. and 10% p.a.);

(9)

Part of the contracts of FORLUZ is adjusted by the IPCA (Amplified Consumer Price Index) of IBGE (Brazilian Institute of Geography and Statistics), and part is adjusted based on the Salary Adjustment Index of the employees of CEMIG, Cemig Geração e Transmissão and Cemig Distribuição, excluding productivity factors, plus 6% p.a., with amortization up to 2024. For more information please see Note 21;

(10)

Cemig’s contributions to the Pension Fund related to the employees participating in the Mixed Plan (see Note 21), calculated on the monthly payroll and salary expenses incurred in accordance with the fund’s regulations;

(11)	Funds for annual current administrative costs of the Pension Fund in accordance with the specific legislation for the sector. The amounts are estimated as a percentage of the Company’s total payroll;
(12)	Cemig´s contributions to the employees’ health and dental plans;
(13)	Contract related the Rural Electrification Program “Light for All” in the Cemig Concession Area, signed betweenCemig Distribuição and the Iluminas Consortium, which Andrade Gutierrez is part of .

Remuneration of Key Management Personnel

The total remuneration paid to the members of the Board of Directors and the Chief Officers during 2011 and 2010 years is as follows:

	2011	2010
Remuneration	3,921	2,329
Profit sharing	849	611
Post-retirement benefits	306	189
Assistance benefits	44	614
Total	7,131	5,753

For more information on the main transactions, see Notes 9, 12, 18, 19, 21, 24 and 25

28.  FINANCIAL INSTRUMENTS

The financial instruments of the Company, its subsidiaries and jointly-controlled subsidiaries are restricted to Cash and cash equivalents, marketable securities, accounts receivable from consumers and traders, accounts receivable from the Government of the State of Minas Gerais, financial assets of the concession, loans and financing, obligations with debentures and derivatives, where the gains and losses obtained in the transactions are fully recorded on an accrual basis.

The  financial instruments of the Company, its subsidiaries and jointly-controlled subsidiaries were recognized at fair value and are classified as follows:

■

Loans and receivables: Cash, Receivables from consumers and traders, Concessionaires – transport of Power, Receivables from the Government of the State of Minas Gerais and financial assets of the concession are encountered in this category. They are recognized at their face realization value and are similar to their fair values.

■

Financial instruments at fair value through profit or loss: In this category cash and cash equivalents, marketable securities and derivative instruments (mentioned in item b) are encountered. They are stated at fair value, and the gains or losses are recognized directly in the income statement.

■	Loans and financing, and obligations with debentures and suppliers. They are measured at amortized, using the effective interest rate method;

■	Derivative financial instruments: These instruments are stated at fair value, and the gains or losses are recognized directly in the income statement.

Financial instruments catagories	2011		2010
	Book value	Fair value	Book value	Fair value
Assets:
Loans and receivables
Cash and bank accounts	157,890	157,890	94,605	94,605
Accounts receivable from consumers and traders	2,708,316	2,708,316	2,358,292	2,358,292
Concession holders – transport of power	427,060	427,060	400,556	400,556
Account receivable from the Government of the State of Minas Gerais	1,830,075	1,830,075	1,837,088	1,837,088
Financial assets of the concession	9,897,857	9,897,857	7,941,088	7,941,088
	15,021,198	15,021,198	12,631,629	12,631,629

Fair value through profit or loss:
Held for trading
Cash equivalents - Short-term investments	2,704,600	2,704,600	2,885,088	2,885,088
Marketable securities	358,987	358,987	321,858	321,858
	3,063,587	3,063,587	3,206,946	3,206,946
Liabilities:
Stated at amortized cost
Suppliers	1,196,637	1,196,637	1,138,350	1,138,350
Concessions payable	137,687	137,687	117,802	117,802
Loans, financing and deentures	15,779,069	15,767,142	13,226,490	13,226,490
	17,113,393	17,101,466	14,482,642	14,482,642
Fair value through profit or loss :
Derivative instruments - Contract swap	25,143	39,410	66,892	61,987

a) Risk management

Corporate risk management is a management tool that is part of the Company’s corporate governance practices and is aligned with the planning process which defines the Company’s strategic business objectives.

The Company has a Financial Risks Management Committee, the purpose of which is to implement guidelines and monitor the financial risk of transactions that could negatively affect the Company’s liquidity and profitability, recommending hedge strategies to control the Company’s exposures to foreign exchange rate, interest rate and inflation risks. These strategies are aligned with the Company’s overall strategy.

One of the most important objectives of the Financial Risks Management Committee is and to provide reasonable predictability to the Company’s cash flow for a maximum future period of 12 months, considering the economic scenario disclosed by an external consultant.

The principal risks to which the Company is exposed are as follows:

Exchange Rate Risk

Cemig and its subsidiaries and jointly-controlled subsidiaries are exposed to market risk from adverse changes in foreign currency rates, especially the U.S. Dollar against the Brazilian Real, which could potentially have a significant impact on their  indebtedness, profit and cash flow. In order to reduce its exposure to adverse changes in foreign currency rates, as at December 31, 2011 the Company held certain hedge contracts, which are described in more detail in item b below.

The tables below provide summary information regarding the exposure to the exchange rate risk:

EXCHANGE RATES EXPOSURE	Consolidated
	2011	2010
U.S. Dollar
Loans and Financing	318,947	175,963
(+/–) Contracted hedge/swap	(32,312)	(45,426)
	286,635	130,537
Other foreign currencies
Loans and Financing – Euro	37,299	12,626
Others	2,661
	39,960	15,301
Net liabilities exposed to exchange rate risk	326,595	145,838

Exchange Rate Sensitivity Analysis

Based on information received from its financial consultants, the Company estimates that in a probable scenario the depreciation of the exchange rates of foreign currencies against the Brazilian Real as at December 31, 2012 will be 11.82% for the U.S. Dollar (to US$1=R$1.654) and 8.22% for the Euro (to €1 = R$2.234).  In the table below, the Company has performed a sensitivity analysis to demonstrate the adverse financial effects which would occur in scenarios assuming an additional 25% appreciation and a 50% appreciation of the foreign currencies as compared to the increase assumed in the probable scenario. The Company has designated these alternative appreciation scenarios as Possible and Remote, respectively.

Foreign Exchange Rate Exposure	Base scenario Dec 31, 2011	Probable scenario	Possible scenario: Foreign currency appreciation of 25%	Remote scenario: Foreign currency appreciation of 50%
U.S. Dollar
Loans and Financing	318,947	281,253	351,566	421,880
(–) Contracted hedge/swap	(32,312)	(28,493)	(35,617)	(42,740)
	286,635	252,760	315,949	379,140
Other Foreign Currencies
Loans and Financing Euro	37,299	34,234	46,624	55,949
Euro	2,661	2,442	3,326	3,992
Net liabilities exposed to exchange rate risk	326,595	289,436	365,899	439,081
Net effect		37,159	(76,463)	(149,645)

Interest Rate Risk

The Company and its subsidiaries and joiontly-controlled subsidiaries is exposed to the risk of increase in international interest rates, affecting loans and financings in foreign currency with floating interest rates, especially the Libor, in the amount of R$207,489 (R$58,905 on December 31, 2010).

The table below presents the Company’s net assets and liabilities exposed to a risk of an increase in domestic interest rates as of December 31, 2011 and December 31, 2010:

EXPOSURE TO CHANGES IN DOMESTIC INTEREST RATES	Consolidated
	2011	2010
Assets
Cash and cash equivalents (Note 6)	2,704,600	2,885,088
Marketable securities (Note 7))	358,987	321,858
	3,063,587	3,206,946
Liabilities
Loans, financing and debentures (Note 19)	(9,274,474)	(7,655,139)
Contracted hedge/swap (interest rates)	(600,000)	-
Contracted hedge/swap (exchange rates)	(32,312)	(45,426)
	(9,906,786)	(7,700,565)
Net liabilities exposed to domestic interest rate risk	(6,843,199)	(4,493,619)

Interest Rate Sensitivity Analysis

The Company estimates that, under a Probable scenario, the SELIC rate as at December 31, 2012 will be 9.5%. The Company has performed a sensitivity analysis to demonstrate the adverse financial effects which would occur in scenarios assuming an additional 25% and 50% increase assumed in the probable scenario. The Company has designated these alternative scenarios as Possible and Remote, respectively. The CDI rate follows the increase in the SELIC rate.

The following scenarios as of December 31, 2012 are presented  in conformity with the Company’s base, optimistic and pessimistic scenarios, as described in the Company’s hedge policy.

Domestic Interest Rate Risk Exposure	2011		2012
	Base scenario: SELIC 11%	Probable scenario: SELIC 9.5%	Possible scenario: SELIC 11.88%	Remote scenario: SELIC 14.25%
Assets
Cash and cash equivalents (Note 6)	2,704,600	2,961,537	3,313,220	3,383,556
Marketable securities (Note 7Error! Reference source not found.)	358,987	393,091	439,770	449,106
	3,063,587	3,354,628	3,752,990	3,832,662
Liabilities
Loans, Financings and Debentures (Note 19)	(9,274,474)	(10,155,549)	(11,361,520)	(11,602,715)
Contracted hedge/swap (interest rates)	(600,000)	(654,720)	(732,468)	(748,018)
Contracted hedge swap (exchange rates)	(32,312)	(35,382)	(39,583)	(40,424)
	(9,906,786)	(10,845,651)	(12,133,571)	(12,391,156)
Net liabilities exposed to interest rate risk	(6,843,199)	(7,491,023)	(8,380,559)	(8,558,495)
Net effect		(647,824)	(889,558)	(1,067,472)

Credit Risk

The risk resulting from the possibility of losses on doubtful receivables for CEMIG and its subsidiaries and jointly-controlled subsidiaries, arising from difficulties in receiving the amounts billed from its clients, is considered low. The Company has follow-up procedures that seek to reduce default on an individual basis. Negotiations are also established to make receipt of overdue receivable feasible.

The Allowance for Doubtful Accounts recorded in 2011, considered adequate in relation to overdue receivables of the Company and its subsidiaries and jointly controlled companies, was R$163,629.

With regards to the risk of losses resulting from insolvency of the financial institutions at which the Company and its subsidiaries and jointly-controlled subsidiaries have deposits, a Cash Investment Policy was approved and has been effective since 2004, where each institution is analyzed for risk purposes according to criteria of current liquidity, degree of leverage, degree of default, profitability, and costs. Additionally, the Company takes into consideration the ratings given to the financial institutions by three financial risk rating agencies.  The Company assigns each financial institution a maximum limit for allocation of funds, which is reviewed for appropriateness both periodically and also in the event of any change in the macroeconomic scenarios of the Brazilian economy.

Cemig manages the counterparty risk of financial institutions based on an internal policy approved by the Company’s Financial Risk Management Committee.

This policy measures and scales not only the credit risks of the institutions, but also the liquidity risk and market risk of the investment portfolio and the operational risk of the Treasury.

All investments are made in fixed income financial securities that are always linked to the CDI. The Company does not perform operations that incorporate risk of volatility in their financial statements.

As a management tool, Cemig divides the investment of its funds in direct purchases of securities (own portfolio) and two investment funds, which total about 20% of the total portfolio. The investment funds invest the funds exclusively in fixed income products, where the only companies of the group are shareholders. They follow the same policy adopted for investments in their own portfolio.

The minimum assumptions for lending to financial institutions focus on three items:

1. Risk rating of two agencies

2. Minimum net equity exceeding R$400 million

3. Basel index of more than 12.

Having passed these cutoffs, the banks are classified into three groups according to the value of their equity. From this classification, concentration limits are established by group and by institution:

Group	Shareholder´s equity	Concentration	Bank limit (% of shareholder´s equity)**
A1	Over R$3.5 bilhion	Minimum of 80%	7.0%
A2	Between R$1.0 bilhion and R$3.5 bilhion	Maximum of 20%	Between 2.8% and 7.0%
B	Between R$400 milhion and R$1.0 bilhion	Maximum of 20%	Between 1.6% and 4.2%

** The percentage granted to each bank Will dependo n na individual examination of indexes, such as liquidity and quality of the credit portfólio, amongst others.

In addition to these points, Cemig also establishes two concentration limits:

1. No bank can have more than 30% of the Group’s portfolio;

2. No bank can have more than 50% of a company’s portfolio.

Risk of Scarcity of Power

The Company primarily sells electricity that is generated by hydroelectric power stations. A prolonged period of drought could result in reduced water levels in the reservoirs  of the power stations, compromising recovery of their volumes and resulting in losses due to increased costs or reduced revenues in the event of adoption of another rationing program, as occurred in 2001.

Risk of Early Maturity of Debt

The Company, its subsidiaries and jointly-controlled subsidiaries have contracts for loans and financings that include covenants, normally applicable to these types of transactions, related to complying with economic and/or financial indices, cash generation and other indexes. Non-compliance with these covenants could result in early maturity of debts.

As of December 31, 2011, the Company was not in compliance with three covenants. The Company obtained consent from its creditors, affirming that they would not exercise their rights to demand immediate or early payment of amounts owed. See Note 19.

Risk of Non-Renewal of Concessions

The Company, its subsidiaries and jointly-controlled subsidiaries hold concessions for commercial operation of generation and transmission of electric power, and its Management expects that the concessions will be renewed by the regulatory bodies, ANEEL and/or the Ministry of Mines and Energy. If the regulatory bodies do not grant the Company renewal rights for these concessions, or if they decide to renew the Company’s concessions under conditions which would impose additional costs (“onerous concessions”), or if they set a price ceiling for power sales, the future levels of profitability and operational activity could be adversely impacted when compared to those experienced in prior years.

A definition by the Federal Government of the criteria for the renewal of concessions is expected for 2012, when it will be possible to determine the impact of these criteria on the Company’s results.

The Company has not suffered any significant adverse impacts resulting from events related to the risks related to concession renewals as described above.

Liquidity Risk

Cemig’s cash generation is sufficient to cover its short-term requirements and for its program for acquisitions and investments.

At December 31, 2011, the Company presented a greater balance of current liabilities compared to assets in the consolidated amount of R$3,637,697. This results basically from debts recorded in the short term, whose representative portion is being paid off in the 1st quarter of 2012 through its own resources generated in the period and also through the use of funds raised by issuing debentures of its subsidiary Cemig Geração e Transmissão on March 9, 2012, in the amount of R$1,350,000, with maturities of more than seven years. For additional information see Note 35.

Just as important as the quality of the business’s operating cash generation is the Company’s liquidity risk management, which is performed using a set of methodologies, procedures and instruments that are aligned with the complexity of the business and are applied in permanent control of the financial processes, so as to guarantee appropriate risk management.

The corporate risk management processes interact with other management cycles, such as the Corporate Governance, Budget Prioritization, Power Risks Management, the Insurable Risks, Control and Management and Financial Risks Management Committees in compliance with the Sarbanes-Oxley Act and the Internal Audit.

The purpose of the Financial Risk Management Committee, in particular, is to implement guidelines for controling the financial risk of transactions that could compromise the Company’s liquidity and profitability.

Cemig manages its liquidity risk by permanently monitoring its cash flow, in a conservative manner, from a budget-based perspective and it forecasts the monthly balances for each of its companies over a period of 12 months, and for the daily liquidity, which forecasts the daily balances for 180 days.

Short-term investments must also comply with rigid principles established in the Investment Policy, investing up to 20% of its funds in exclusive private credit investment funds, with no market risks, with the surplus margin invested directly in bank certificates of deposit (CDB) or repurchase operations which earn interest at the CDI rate.

When managing its investments, the Company seeks to obtain profitability on its transactions through a rigid analysis of the financial institutions’ credit, in accordance with operating limits with banks based on assessments of the financial institutions’ ratings, risk exposures and equity position. It also seeks greater returns on investments by strategically investing in securities with longer investment maturities, while bearing in mind the Company’s minimum liquidity control requirements.

The cash outflows from the Company’s loans, financing and debentures, at floating and fixed interest rates, as of December 31, 2012 were as follows:

Consolidated	1 month or less	1 to 3 months	3 months to 1 year	1 to 5 years	Over 5 years	Total
Financial instruments at:
- Floating interest rates
Loans, financings and debentures	533,445	758,582	4,649,119	7,192,149	1,938,978	15,072,273
Concessions payable	235	697	7,058	47,644	82,053	137,687
- Fixed interest rates
Loans, financings and debentures	*(381)	*(1,144)	110,204	598,117	-	706,796
	533,299	758,135	4,766,381	7,837,910	2,021,031	15,916,756

Parent Company	1 month or less	1 to 3 months	3 months to 1 year	1 to 5 years	Over 5 years	Total
Financial instruments at:
- Floating interest rates
Loans, financing and debentures	-	-	1,211,747	638,476	-	1,850,223

*Cost of Transaction (CPC 08), to be allocated monthly in the contractual period contract, where in these intervals there will be no payment of interest or principal.

b) Financial Instruments – Derivatives

Cemig, its subsidiaries and jointly-controlled subsidiaries use derivative financial instruments to hedge its operations against exchange rate risk.  Derivative financial instruments are not used for speculative purposes.

The amounts of the principal of operations with derivatives are not presented in the balance sheet, since they refer to transactions that do not require cash principal payments to be made.  Only the gains or losses related to these instruments are actually recorded. As at December 31, 2011 the net result on these operations was a gain of R$16,120 (loss of R$6,072 at December 31, 2010) recorded under financial results.

The Company has a Financial Risk Management Committee, which was created to monitor the financial risks with respect to volatility and trends of the inflation indices, exchange rates and interest rates that affect its financial transactions and which could adversely affect liquidity and profitability. The committee implements action plans and sets guidelines to control the financial risk environment.

Methodology of calculation of the fair value of positions

The fair value of financial instruments has been calculated taking into consideration the market values of each security, or market information available to perform this calculation, as well as the future interest rates and foreign exchange rates of similar securities. The market value of the security corresponds to its value at maturity, discounted to present value using the factor obtained from the market yield curve in Reais.

The table below shows the derivative instruments contracted by the subsidiaries Cemig Distribuição and Madeira Energia as of December 31, 2011.

						Unrealized loss				Accumulated effect
Cemig’s right	Cemig’s obligation	Maturity period	Trading market	Value of principal contracted		Amount according to contract		Fair value		Amount received	Amount paid
				2011	2010	2011	2010	2011	2010	2011	2011
Cemig Distribuição SA
US$ FX rate + 5.58% p.a. to 7.14% p.a.)	R$ 100% of CDI + 15% to 3.01% p.a.)	From 04/2009 to 06/2013	Over-the-counter	US$17,226	US$27,263	(48,351)	(70,565)	(47,611)	(64,366)	-	(28,806)
Rate of 11.47% p.a.	Taxa de 96% de CDI	On 05/10/2013	Over-the-counter	R$600,000	R$600,000	22,587	1,294	7,580	-	-	-
Cemig Geração e Transmissão S.A.
R$106% of CDI	R$ or US$ 48% of CDI or variation in dollar (the highest)	In 04/2010	Over-the-counter	-	R$75,000	-	100	-	100	-	-
Madeira Energia S.A.
R$ IGP-M	R$ 5.86% Fixed-rate	In 12/2012	Over-the-counter	R$120,000	R$120,000	618	2,235	618	2,235	122	-
Euro	Variation in Euro FX rate	In 02/2012	Options	R$2,375	R$2,375	3	44	3	44	-	-
Total						(25,143)	(66,892)	(39,410)	(61,987)	122	(28,806)

1)              The values are for 100% of the operation

2)              Fair values show a gain for the Company

3)              Amounts in thousands of reais

4)              Amount received is the accumulated amount for the year (Jan/11 to Dec/11)

Cemig Distribuição and Madeira Energia hold these contracted foreign exchange hedge and swap derivative instruments with Banco Santander-ABN.

Derivative Exposure Sensitivity Analysis

The derivative instrument described above shows that the Company is exposed to variations in the CDI rate, which is directly related to the SELIC rate. The Company estimates that, under a Probable scenario, the SELIC rate at December 31, 2012 will be 9.5%.  The Company performed a sensitivity analysis to demonstrate the adverse financial effects which would occur in scenarios assuming an additional 25% and 50% increase in the SELIC rate. The Company has designated these alternative SELIC rate increase scenarios as Possible and Remote, respectively.

The Company estimates that in the Possible and Remote scenario the CDI rate at December 31, 2012 will be 11.88% and 14.25% respectively.

a)          Risk: effect of  changes in the CDI rate in relation to changes in US dollar

	Base scenario: Dec 31, 2011 11%	Probable scenario: SELIC 9.5%	Possible scenario: SELIC 11.88%	Remote scenario: SELIC 14.25%
Risk: Increase in Brazilian domestic interest rates
Contracts updated at 100,00% of CDI rate	32,312	35,382	36,149	36,916
Net effect of the change in the CDI rate		(3,070)	(3,837)	(4,604)

Risk: Increase in US$ exchange rate
Contracts updated at 100,00% of CDI rate	32,312	28,493	35,617	42,740
Net effect of change in US$		3,819	(3,305)	(10,428)
Net effect		(6,889)	(532)	5,824

b)         Risk: effect of changes in the CDI rate in relation to changes in fixed rate of 11.47% p.a.

	Base scenario: Dec 31, 2011	Probable scenario:	Possible scenario:	Remote scenario:
Risk: Increase in Brazilian domestic interest rates
Contracts updated at 96% of CDI rate	600,000	654,720	668,400	682,080
Net effect of the change in the CDI rate		(54,720)	(68,400)	(82,080)

Risck - Fixed interest rate
Contracts updated at 11.47% p.a.	600,000	668,820	668,820	668,820
Net effect of change in the interest rate		(68,820)	(68,820)	(68,820)

Net effect		14,100	420	(13,260)

Value and type of margins given in guarantee

The Company does not make margin deposits for derivative instruments.

c) Capital Management

This table below shows the ratio of net debt to adjusted capital as of December 31, 2011 and December 31, 2010:

	2011	2010
Total liabilities	25,612,798	22,079,701
(-) Cash and cash equivalents	(2,862,490)	(2,979,693)
(-) Marketable securities	(358,987)	(321,858)
Net liabilities	22,391,321	18,778,150

Total Shareholders’ equity	11,744,948	11,476,133
(-)Amounts accumulated in equity related to cash flow hedges	(5,354)	772
Adjusted Capital	11,739,594	11,476,905
Net liabilities / Adjusted Capital	1.91	1.66

29.     MEASUREMENT AT FAIR VALUE

The Company measures its financial assets and liabilities at fair value. Fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability.  To increase consistency and comparability, the fair value hierarchy prioritizes the inputs used in measuring into three broad levels as follows:

■              Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

■             Level 2: Inputs, other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

■              Level 3: Unobservable inputs for which there is little or no market data, which require the reporting entity to develop its own assumptions.

A summary of the instruments that are measured at fair value as of December 31, 2011 is presented below:

		Fair value at December 31, 2011

Item	Balance at December 31, 2011	Active market – quoted price (Level 1)	No active market – Valuation technique (Level 2)	No active market – Share capital (Level 3)
Assets
Cash and banks	157,890	157,890	-	-
Cash equivalents – Financial investments
Bank certificates of deposit	2,345,877	-	2,345,877	-
Financial Treasury Bills (LFT)	63,868	63,868	-	-
National Treasury Notes (LTN)	26,413	26,413	-	-
Bank Financial Bills	176,510	176,510	-	-
	2,612,668	266,791	2,345,877	-
Short-term investments
Bank certificates of deposit	358,987	-	358,987	-
Liabilities
Swap contracts	25,143	-	25,143	-

Methodology for calculating the fair value

a)          The fair value of financial investments is calculated taking into consideration the market quotations of the security, or market information that makes this calculation possible, and future interest rates and FX rates applicable to similar securities. The market value of the security corresponds to its maturity value discounted to present value using the risk free interest rate by the discount factor obtained from the market yield curve in Reais.

b)           Swap Contracts: The criteria for marking to market of derivative operations consists of establishing the present value of a transaction contracted in the past in such a way that its replacement provides the same results as a new operation. Swaps are priced by calculating the difference between the market values of each one of their end points, adjusted by their index.  A swap contract based on the CDI (Interbank Certificates of Deposit) rate is priced as calculated from the start date of the transaction up to the specified future date, considering the future forecast for this index. Pricing of the dollar side of the swap is adjusted by the variation in the exchange rate, using a future expectation and an embedded risk premium.

30.     INSURANCE

Cemig, its subsidiaries and jointly-controlled subsidiarires have insurance policies to cover damages to certain assets, in accordance with orientation by specialists, as listed below, taking into account the nature and the degree of risk, for amounts considered sufficient to cover any significant losses related to its assets and legal responsibilities. The assumptions for the risks involved, due to their nature were not part of the scope of the audit of the financial statements and, consequently, were not examined by the independent auditors.

Assets Insured	Coverage	Effective period of coverage	Amount insured	Annual premium
Cemig, Cemig Distribuição and Cemig Geração e Transmissão
	Fuselage	29/04/2011 to 29/04/2012	US$8,508
Air transport – Aircraft	Third party liability	29/04/2011 to 29/04/2012	US$24,000	US$106
Air transport – Aircraft – mobile wing	Fuselage	24/08/2011 to 29/04/2012	US$4,265
	Third party liability	24/08/2011 to 29/04/2012	US$10,000	US$73
Stores, building facilities and telecom equipment	Fire	08/11/2011 to 08/11/2012	R$897,969	R$228
Operational risk – generators, turbines, and power equipment	Total	07/12/2011 to 07/12/2012	R$1,660,627(1)	R$2,402

Light
Chief Officers and Board members	Total	10/08/2011 to 10/08/2012	US$20,000	US$121
General third party liability	Total	25/09/2011 to 25/09/2012	R$20,000	R$902
Operational risk	Total	31/10/2011 to 31/10/2012	R$3,673,828(2)	R$1,539

Taesa
Operational risk - plant (4)	Total (6)	19/09/2011 to 19/08/2012	R$1,136,451	R$1,137
Operational risk – substations, stores, institutional buildings (5)	Total (7)	19/09/2011 to 19/18/2012	R$883,731	R$719
Electricity generation and distribution companies (Concession holders or not) (4)	Third party liability	19/09/2011 to 19/08/2012	LMI R$10,000	R$160
Electricity generation and distribution companies (Concession holders or not) (5)	Third party liability	19/09/2011 to 19/08/2012	LMI R$10,000	R$83
Vehicles	105% of Fipe table	18/08/2011 to 18/08/2012	-	R$319

Madeira

Guarantee of public liabilities	Obligations under the concession agreement	07/03/2008 to 11/10/2016	R$455,000	R$20,227
Engineering risk – Construction, installation, assembly	Total	11/11/2008 to 03/11/2016	Various (3)	R$129,256
Guarantee maintenance	RE / Risks All of the equipment over a period of maintenance / warranty. (6)	23/03/2011 to 30/11/2017	R$4,514,745	R$25,916
Comprehensive multi-risk	Warehouse materials	26/09/2011 to 26/09/2012	R$71,000	R$74
General third party liability	Works/employer (7)	06/04/2009 to 06/04/2012	R$60,000	R$2,088
National transportation	Damage to property and transportation of products (8)	31/01/2010 to 31/12/2015	R$3,176,314	R$2,291
Internacional transportation	Damage to property and transportation of products (9)	31/01/2010 to 31/12/2015	USD309,750	USD409
Third party liability - concessionaries	Third party liability	31/12/2011 to 31/12/2012	R$50,000	R$189,60
Third party liability – directors and officers	Third party liability	15/08/2011 to 15/08/2012	R$50,000	R$205,32

(1) The maximum limit for compensation is R$170,000.

(2) The maximum limit for compensation is R$300.000.

(3) R$10,000 for civil liability, R$12,718,975 for engineering risks – All Risk, R$1,630,155 for ALOP (Loss of income for delays in the work due to loss from damage to property), R$991,829 for Operational Risks: all the power station’s permanent services.

(4)Amounts included only in the  NVT, TSN, ETEO concessions and Taesa

(5) Amounts included for Taesa, NTE, BRASNORTE and ETAU.

(6) The maximum limit for compensation is  R$20 million, except for a policy for R$231 million of the subsidiary NTE which R$50 million.

(7) The maximum limit for compensation is R$50 million.

Cemig does not have general third-party liability insurance covering accidents, except for its aircraft, and has not requested proposals related to this type of insurance. The Company has not requested proposals for, nor does it carry, insurance coverage for major catastrophes affecting its facilities such as earthquakes and floods, for business interruption risks or system failures.

The Company has not undergone significant losses arising from the aforementioned risks.

31.   COMMITMENTS

Cemig and its subsidiaries have contractual obligations and commitments which include amortization of loans and financing, contracts with contractors for construction of new ventures and purchase of electricity from Itaipu, amongst others, as presented in the folllowing table:

	2012	2013	2014	2015	2016	2017 and after	Total
Loans and financings	5,903,713	3,050,705	2,502,993	1,596,271	786,411	1,938,976	15,779,069
Purchase of electricity from Itaipu	742,317	750,683	605,620	629,081	603,223	27,933,563	31,264,487
Transport of electricity from Itaipu	74,595	78,663	63,228	66,386	66,212	1,958,883	2,307,967
Purchase of electricity at auctions	2,259,814	2,119,471	1,889,298	2,313,910	2,439,899	79,292,017	90,314,409
Other electricity purchase contracts	938,621	1,249,830	1,527,442	1,214,159	1,128,145	21,864,399	27,922,596
Debt to pension plan – FORLUZ	74,441	48,541	51,453	54,541	57,813	559,792	846,581
Total	9,993,501	7,297,893	6,640,034	5,874,348	5,081,703	133,547,630	168,435,109

32.   REVIEWS OF TRANSMISSION TARIFFS OF CEMIG GERAÇÃO E TRANSMISSÃO

On June 8, 2010, ANEEL homologated the result of the Company’s second Tariff Review. In it, ANEEL reassessed the RAP at a decrease of 15.88%, backdated to June 2009. Accordingly, a restitution of R$75,568 to the users of the transmission system during the tariff cycle from July 2010 to July 2011 was calculated.

33.   STATEMENT OF ADDED VALUE

As required by the Brazilian Securities Commision (CVM) applicable to publically-held  companies, and as additional information for IFRS purposes, the Company has prepared individual and consolidated statements of added value.

These statements, based on macroeconomic concepts, seek to present the contribution of the Group in the formation of GDP through calculating the respective values added both by the Group and received by other entities, and the distribution of these amounts to their employees, spheres of government, lessors assets, creditors under loans, financings and debt securities, controlling and non-controlling stockholders, and other remunerations that constitute transfer of wealth to third parties. The aforementioned added value represents the wealth created by the Group, in general, measured by the revenues from sales of goods and services provided, less the respective inputs acquired from third parties, also including the added value produced by third parties and transferred to the entity.

34. STATEMENT SEGREGATED BY COMPANY

DESCRIPTION	HOLDING	CEMIG - GT	CEMIG-D	LIGHT	ETEP, ENTE, ERTE, EATE, ECTE	GASMIG	CEMIG TELECOM	SÁ CARVALHO	ROSAL	OTHERS	ELIMINATIONS / TRANSFERS	TOTAL

ASSETS	14,465,005	15,681,247	10,734,530	2,862,203	1,327,947	853,612	419,933	175,341	147,038	1,448,000	(10,757,110)	37,357,746
Cash and cash equivalents	226,695	1,550,033	527,296	201,551	32,627	44,597	83,757	9,786	8,479	177,669	-	2,862,490
AccountS receivable	-	634,688	1,923,092	438,429	37,277	166,255	-	5,185	3,605	134,897	(174,040)	3,169,388
Marketable securities - Short-term investments	180,000	170,492	5,000	1,932	-	-	-	-	-	1,563	-	358,987
Taxes	520,901	718,756	1,203,745	306,949	12,754	76,428	35,944	1,406	57	85,586	-	2,962,526
Other Assets	1,540,507	334,519	1,253,584	162,509	47,844	29,516	31,522	4,295	77	74,067	528,346	4,006,786
Investments/Property/Intangible/Financial Assets	11,996,902	12,272,759	5,821,813	1,750,833	1,197,445	536,816	268,710	154,669	134,820	974,218	(11,111,416)	23,997,569

LIABILITIES AND SHAREHOLDERS’ EQUITY	14,465,005	15,681,247	10,734,530	2,862,203	1,327,947	853,612	419,933	175,341	147,038	1,448,000	(10,757,110)	37,357,746
Suppliers and supplies	12,059	183,929	753,131	197,342	8,143	37,334	9,565	1,114	1,627	58,508	(66,115)	1,196,637
Loans, Financing and Debentures	1,030,227	8,347,940	3,511,222	1,085,267	405,798	131,225	97,617	-	-	349,776	819,997	15,779,069
Interest on capital and dividends	35,361	-	109,215	19,219	14,043	22,359	7,225	2,405	-	22,160	(196,626)	35,361
Employee post-retirement benefits	99,952	438,452	1,392,792	285,692	-	-	-	-	-	70,271	-	2,287,159
Taxes	35,740	1,028,224	1,278,859	159,856	113,870	33,356	9,686	45,893	1,311	70,253	-	2,777,048
Other Liabilities	298,993	596,626	1,032,848	275,225	31,785	184,347	7,931	2,358	2,001	97,918	(200,233)	2,329,799
Shareholders’ Equity	11,744,948	5,086,076	2,656,463	839,602	754,308	444,991	287,909	123,571	142,099	779,114	(11,114,133)	11,744,948

STATEMENT
Net Operating Income	347	4,556,700	8,510,128	1,810,052	306,984	457,678	125,780	49,640	38,758	450,037	(491,877)	15,814,227
Operating Costs and Expenses	(92,336)	(2,101,809)	(7,280,543)	(1,582,464)	(54,853)	(378,695)	(104,319)	(13,325)	(13,042)	(278,059)	498,127	(11,401,318)
Electricity bought for resale	-	(582,990)	(2,936,029)	(874,150)	-	-	-	(932)	(947)	(112,547)	229,615	(4,277,980)
Charges for the use of the basic transmission system	-	(244,597)	(671,652)	(123,567)	-	-	-	(4)	(2,996)	(24,926)	237,718	(830,024)
Gas bought for resale	-	-	-	-	-	(329,105)	-	-	-	-	-	(329,105)
Construction Cost	-	(92,396)	(1,175,319)	(207,113)	(23,399)	-	-	-	-	(31,042)	-	(1,529,269)
Personnel	(37,128)	(303,024)	(766,720)	(64,464)	(9,837)	(18,996)	(28,206)	(1,214)	(1,341)	(20,626)	-	(1,251,556)
Employees and manager profit sharing	(14,987)	(52,082)	(148,298)	-	-	-	(2,005)	(207)	(120)	(457)	-	(218,156)
Post-employment obligations	(8,435)	(27,784)	(87,331)	(120)	-	-	-	-	-	(30)	-	(123,700)
Materials	(222)	(23,203)	(64,431)	(6,692)	379	(1,250)	(385)	(255)	(222)	(1,471)	-	(97,752)
Outsourced services	(12,962)	(163,792)	(680,887)	(106,654)	(14,701)	(6,289)	(21,226)	(2,671)	(2,555)	(37,811)	18,721	(1,030,827)
Royalties for use of water resources	-	(147,531)	-	-	-	-	-	(2,062)	(1,175)	(3,211)	-	(153,979)
Depreciation and amortization	(370)	(366,268)	(383,714)	(95,015)	(2,513)	(17,680)	(35,175)	(5,434)	(4,264)	(28,894)	-	(939,327)
Operational provisions	1,892	(12,177)	(161,437)	(78,357)	-	-	(1,040)	146	976	(7,614)	-	(257,611)
Other Expenses, net	(20,124)	(85,965)	(204,725)	(26,332)	(4,782)	(5,375)	(16,282)	(692)	(398)	(9,430)	12,073	(362,032)
Gross Profit	(91,989)	2,454,891	1,229,585	227,588	252,131	78,983	21,461	36,315	25,716	171,978	6,250	4,412,909
Equity gain (loss) on subsidiaries	2,520,216	(744)	-	-	-	-	-	-	-	-	(2,520,216)	(744)
Financial Income	173,469	276,528	310,350	45,471	16,985	25,730	10,712	1,507	1,320	30,211	102,712	994,995
Financial Expenses	(167,469)	(968,089)	(526,463)	(164,753)	(57,858)	(16,334)	(13,311)	(336)	(117)	(33,344)	(102,712)	(2,050,786)
Profit before income taxes	2,434,227	1,762,586	1,013,472	108,306	211,258	88,379	18,862	37,486	26,919	168,845	(2,513,966)	3,356,374
Income tax and Social Contribution tax	(143,287)	(469,016)	(354,647)	(27,338)	(34,394)	(20,160)	(5,566)	(12,814)	(1,617)	(42,612)	-	(1,111,451)
Deferred income tax and Social Contribution tax	124,512	(24,559)	61,146	-	2,332	-	4,776	1,194	(94)	1,220	-	170,527
Profit for the Year	2,415,452	1,269,011	719,971	80,968	179,196	68,219	18,072	25,866	25,208	127,453	(2,513,966)	2,415,450

35.   SUBSEQUENT EVENTS

a)          Acquisition of Gás Brasiliano Distribuidora

On February 9, 2012, Cemig and Gaspetro signed, an investment agreement, under which the Cemig will make new capital investments in Gas Brasiliano Distribuidora (GBD) and acquire a 40% equity interest. Prior to this investment, GBD was fully owned by Gaspetro, which is a company controlled by Petrobras. Furthermore, the implementation of the agreement and the execution of the resulting contracts are subject to approval by the regulatory authorities. The conclusion of the investment transaction is forecasted to occur by the end of the year 2012.

b)         Light´s acquisition of a 51% interest in four Small Hydroelectric Power Plants in Minas Gerais

On February 10, 2012, Light acquired 51% of the capital of Guanhães Energia for R$25,000, resulting in joint control with Cemig Geração e Transmissão, which holds 49% of the shares. The total estimated investment in the construction of power plants is R$269,200, of which R$118,000 will be a transfer of the capital of the shareholders of Guanhães. Financial resources in the amount of R$60,200 will be paid in by Light.

The closing of the transaction is subject to prior approval by the National Agency of Electric Power (ANEEL) and will be submitted to the Council for Economic Defense. Light, which bought an interest in Investminas `Participações will be a partner with Cemig Geração e Transmissão, which holds 49% of Guanhães.

c)          Light set up a consortium for a solar plant in Maracanã stadium

On February 10, 2012, Light announced that it approved the establishment of a joint venture between its subsidiary Light Esco and EDF Consultoria em Projetos de Geração de Energia Elétrica Ltda. (EDF Consultoria), with interests of 51% and 49%, respectively, for the development, construction and operation of a photovoltaic plant with a capacity of 391 kW, to be installed on the roof of the Maracana stadium. The total estimated investment for the project is R$7,000 and the power generated will be sold on the free market. After the recovery of invested capital, Light Esco and EDF Consultoria will donate the assets of the plant to the State of Rio de Janeiro. The construction of the plant is forecasted to be completed no later than December 2012.

d)         Debenture issued by Cemig Geração e Transmissão

In March 2012, Cemig Geração e Transmissão S.A. concluded its 3rd issuance of debentures in which 1,350,000 non-convertible, unsecured debentures were issued in three series with a unit par value of R$1 on the date of issuance. The net proceeds obtained from the issuance of the debentures were used to pay debts from the Company´s fourth issuance of promissory notes, issued on January 13, 2012, at their total face value of R$1,000,000, plus compensatory interest. The Company issued 480,000 first series debentures, 200,000 second series debentures, and 670,000 third series debentures with maturities of 5, 7 and 10 years from the date of issuance, respectively. Owners of the first series debentures are entitled to interest of CDI + 0.90%, and owners of the second and third series debentures will have their unit face value updated for inflation (using IPCA-IBGE) and are entitled to interest of 6.00% and 6.20% per year, respectively. This third public issuance of debentures is guaranteed by Cemig.

e)          Madeira Energia S.A. (Madeira)

In the Extraordinary General Meeting on January 18, 2012, Madeira’s shareholders approved its capital increase in the amount of R$350,000. After the increase the Company’s fully subscribed and paid-in capital is R$2,531,100. There was no dilution of the capital.

f)              Santo Antônio Energia (SAESA)

In the Extraordinary General Meeting on January 18, 2012, the capital increase of the Company in the amount of R$350 million was approved. After the increase the Company’s fully subscribed and paid-in capital is R$4,074,640. There was no dilution of the capital.

g)         Review of useful life

On February 7, 2012, ANEEL established Regulatory Resolution 474, which set the new depreciation rates for granted assets in service in the electric sector. The new depreciation rates are to be used starting on January 1, 2012. The Company is currently assessing the impacts of this change on their financial assets and intangible assets.

* * * * * * * * * * * *

(Original report signed by the signataries below)

Djalma Bastos de Morais	Arlindo Porto Neto	Luiz Fernando Rolla
Chief Executive Officer	Vice Chief Executive Officer	Diretor of Finances, Investor Relations and Financial Control of Equity Interests

Frederico Pacheco de Medeiros	Fernando Henrique Schüffner Neto	Luiz Henrique de Castro Carvalho
Director of Corporate Management	Director of Business Development and Corporate Control of Subsidiaries and Affiliated Companies	Director of Generation and Transmission

Fuad Jorge Noman Filho	José Raimundo Dias Fonseca	José Carlos de Matos
Director of Gas	Commercial Director	Director of Distribution and Trading

Luiz Henrique Michalick		Maria Celeste Morais Guimarães
Director of Institutional Relations and Communication		Legal director

Leonardo George de Magalhães		Mário Lúcio Braga
Superintendent of the Controller’s Department CRC-MG 53.140		Accounting Manager Accountant – CRC-MG-47.822

INDEPENDENT AUDITORS’ REPORT ON THE FINANCIAL STATEMENTS

(A free translation of the original report in /Portuguese, as filed with the Brazilian Securities and Exchange Commission (CVM), prepared in accordance with the accounting practices adopted in Brazil, rules of the CVM and the International Financial Reporting Standards – IFRS)

To

The Board of Directors and Shareholders

Companhia Energética de Minas Gerais – CEMIG

Belo Horizonte - MG

We have examined the individual and consolidated financial statements of Companhia Energética de Minas Gerais – CEMIG (“Company”), identified as Holding Company and Consolidated, respectively, which comprise the balance sheet as of December 31, 2011 and the respective statements of operations, of comprehensive income, of changes in shareholders’ equity and of cash flows for the year then ended, as well as a summary of the significant accounting policies and other notes to the financial statements.

Management responsibility for the financial statements

The Company´s management is responsible for the preparation and fair presentation of the individual financial statements in accordance with the accounting practices adopted in Brazil and of the consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) issued by International Accounting Standards Board – IASB and in accordance with the accounting practices adopted in Brazil as well as for the internal controls, which they deemed necessary to enable the preparation of these financial statements free of material misstatement, regardless of whether due to fraud or error.

Independent auditors’ responsibility

Our responsibility is to express an opinion on these financial statements based on our audit, carried out in accordance with Brazilian and international Standards on Auditing. These standards require compliance of ethical requirements by the auditors and that the audit be planned and performed for the purpose of obtaining reasonable assurance that the financial statements are free from material misstatement.

An audit involves performing selected procedures to obtain evidence with respect to the amounts and disclosures in the financial statements. The procedures selected depend on the auditor´s judgment, including the assessment of the risks of material misstatement of the financial statements, regardless of whether due to fraud or error. In the assessment of these risks, the auditor considers relevant internal controls for the preparation and fair presentation of the Company’s financial statements, in order to plan the audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion about the effectiveness of the Company’s internal controls. An audit also includes evaluating the adequacy of accounting practices used and the reasonableness of the accounting estimates made by management, as well as evaluating the overall presentation of the financial statements taken as a whole.

We believe that the audit evidence obtained is sufficient and appropriate for expressing our opinion.

Opinion on the individual financial statements

In our opinion, the aforementioned individual financial statements present fairly, in all material respects, the financial position of Companhia Energética de Minas Gerais – CEMIG as of December 31, 2011, and of financial performance and its cash flows for the year then ended, in accordance with accounting practices adopted in Brazil.

Opinion on the consolidated financial statements

In our opinion, the aforementioned consolidated financial statements present fairly, in all material respects, the consolidated financial position of Companhia Energética de Minas Gerais – CEMIG as of December 31, 2011, its consolidated financial performance and its cash flows for the year then ended, in accordance with International Financial Reporting Standards (IFRS) issued by International Accounting Standards Board – IASB and accounting practices adopted in Brazil.

Emphasis

As mentioned in note 2.1, the individual financial statements were prepared in accordance with accounting practices adopted in Brazil. In the case of Companhia Energética de Minas Gerais – CEMIG, these practices differ from the IFRS applicable to the separate financial statements, only with respect to the valuation of investments in subsidiaries, associated companies and joint ventures by the equity accounting method, while for IFRS purposes it would be valued at cost or fair value. Our opinion is not qualified due to this issue.

As described in the note 1, the indirect jointly controlled subsidiary Madeira Energia S.A. presented losses for the year ended December 31, 2011 and a net working capital deficit in the amount of R$ 1.353.287 thousand (R$ 1.279.002 thousand in consolidated financial statements) as of December 31, 2011. The proportional effects in the consolidated financial statements of the Company amount R$ 127,900. In the same note, Madeira Energia S.A. management describes the plan to resolve the net working capital deficit situation. Our opinion is not qualified due to this issue.

Also as described in the note 1, the indirect jointly controlled subsidiary Madeira Energia S.A. - MESA and its subsidiary Santo Antônio Energia S.A. have incurred expenses related to development of the construction project of the Santo Antônio hydro power plant, in which, in accordance with financial projections prepared by its management, should be absorbed by revenues from operations. The recoverability of the consolidated fixed assets formed by these expenses, which on September 30, 2010 totalized R$11,510,013 thousand, in accordance with management’s estimates, will occur from the start of its operations, expected to occur in the first quarter 2012. The proportional balance recorded in the fixed assets of the Company is R$1,151,001 thousand. Our opinion is not qualified due to this issue.

Other Matters

Statement of added value

We have also examined the individual and consolidated statements of added value (DVA) for the year ended December 31, 2011, which are the responsibility of management, for which presentation is required by the Brazilian corporation Law for publicly-held companies and presented as supplementary information under IFRS, as these standards do not require the presentation of a Statement of Added Value. These statements were submitted to the same audit procedures previously described and, in our opinion, are presented fairly, in all material respects, in relation to the financial statements taken as a whole.

Belo Horizonte, March 26, 2012

KPMG Auditores Independentes

CRC 2SP014428/O-6-F-MG

Original in Portuguese signed by

Marco Túlio Fernandes Ferreira

Contador CRCMG058176/O-0

AUDIT COMMITTEE’S REPORT

The members of the Audit board of Companhia Energética de Minas Gerais – Cemig, undersigned, in the performance of their duties under the law and under the by-laws, have examined the Report of Management and the Financial Statements for the business year ended December 31, 2011, and the related complementary documents. After verifying that those documents reflect the economic and financial situation of the Company, and also taking into account the explanatory information provided by the representatives of the Company’s management and of its external auditors (KPMG Auditores Independentes), the opinion of the members of the Audit Board is unanimously in favor of the said documents being approved by the Ordinary and Extraordinary General Meetings of Stockholders to be held, concurrently, on April 27, 2012.

Belo Horizonte, March 15, 2012.

(Original report signed by the signataries below)

Aristóteles Luiz Menezes Vasconcellos Drummond

Luiz Guaritá Neto

Thales de Souza Ramos Filho

Vicente de Paulo Barros Pegoraro

Rafael Cardoso Cordeiro

DECLARATION OF REVIEW OF THE FINANCIAL STATEMENTS BY THE DIRECTORS

We declare, for all due purposes, that in the 2,623rd meeting of the Executive Board of Companhia Energética de Minas Gerais – Cemig, held on March 6, 2012, we approved the conclusion, on March 6, 2012, of the Financial Statements of the Company for the 2011 business year; and also submission to the Board of Directors, for decision and for submission to the Ordinary General Meeting, of the Report of Management, the Financial Statements for the 2011 business year and the related complementary documents. In relation to those documents, we declare that we have reviewed, discussed and agree with the said Financial Statements. This being the truth, we issue this certificate, under the full responsibility of our respective appointments.

Belo Horizonte, March 6, 2012.

(Original report signed by the signataries below)

Djalma Bastos de Morais – Chief Executive Officer

Arlindo Porto Neto – Deputy Chief Executive Officer

Fernando Henrique Schüffner Neto – Chief New Business Development Officer

Frederico Pacheco de Medeiros – Chief Corporate Management Officer

Fuad Jorge Noman Filho – Chief Officer for the Gas Division

José Carlos de Mattos – Chief Distribution and Sales Officer

José Raimundo Dias Fonseca – Chief Trading Officer

Luiz Fernando Rolla – Chief Finance and Investor Relations Officer

Luiz Henrique de Castro Carvalho – Chief Generation and Transmission Officer

Luiz Henrique Michalick – Chief Institutional Relations and Communication Officer

Maria Celeste Morais Guimarães – Chief Counsel

DECLARATION OF REVIEW BY THE DIRECTORS OF THE INDEPENDENT AUDITOR’S REPORT ON THE FINANCIAL STATEMENTS

We declare, for all due purposes, that in the 2,623rd meeting of the Executive Board of Companhia Energética de Minas Gerais – Cemig, held on March 6, 2012, we approved the conclusion, on March 6, 2012, of the Financial Statements of the Company for the 2011 business year; and also submission to the Board of Directors, for decision and for submission to the Ordinary General Meeting, of the Report of Management, the Financial Statements for the 2011 business year and the related complementary documents.  In relation to those documents, we declare that we have reviewed, discussed and agree with the opinions expressed by the representatives of the External Auditors. This being the truth, we issue this certificate, under the full responsibility of our respective appointments.

Belo Horizonte, March 6, 2012.

(Original report signed by the signataries below)

Djalma Bastos de Morais – Chief Executive Officer

Arlindo Porto Neto – Deputy Chief Executive Officer

Fernando Henrique Schüffner Neto – Chief New Business Development Officer

Frederico Pacheco de Medeiros – Chief Corporate Management Officer

Fuad Jorge Noman Filho – Chief Officer for the Gas Division

José Carlos de Mattos – Chief Distribution and Sales Officer

José Raimundo Dias Fonseca – Chief Trading Officer

Luiz Fernando Rolla – Chief Finance and Investor Relations Officer

Luiz Henrique de Castro Carvalho – Chief Generation and Transmission Officer

Luiz Henrique Michalick – Chief Institutional Relations and Communication Officer

Maria Celeste Morais Guimarães – Chief Counsel

12.      CEMIG Geração e Transmissão and the National Grid Supply and Demand Balance – 17th CEMIG-APIMEC Annual Meeting, May 28, 2012

XVII Annual Meeting
CEMIG-APIMEC

Supply and demand:
Cemig GT and the National Grid

Belo Horizonte, May 28, 2012

Marcus Vinícius de Castro Lobato

Índice de Sustentabilidade Empresarial ISE 2012

Dow Jones Sustainability Indexes
Member 2011/12

CMIG3 NÍVEL 1 BOVESPA BRASIL

CMIG4 NÍVEL 1 BOVESPA BRASIL

LATIBEX XCMIG

CIG LISTED NYSE

CIG.C LISTED NYSE

60 anos CEMIG

A Melhor Energia do Brasil.

Supply and demand: Cemig GT and the National Grid Belo Horizonte, May 28, 2012 Marcus Vinícius de Castro Lobato

XVII Annual Meeting
CEMIG-APIMEC

Supply and demand in Brazil's grid (1)

As seen from 2011

Average MW
90,000
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
-

	2011	2012	2013	2014	2015	2016
Surplus %	3.6%	3.7%	7.7%	5.4%	3.5%	
Surplus, **MW**	2,116	2,277	5,095	3,751	2,541	
Reserve	480	1,400	1,716	1,743	1,746	
Thermal	12,334	14,199	18,194	18,215	18,215	
Hydro	48,851	50,279	53,267	54,802	56,514	
Market	59,069	62,201	66,366	69,266	72,188	

2

CEMIG A Melhor Energia do Brasil.

Supply and demand in Brazil’s grid (1) Source: PMO of May 2011; analysis by Cemig; Presented at Apimec 2011. Based on expectation of 5% annual GDP growth over 2011–15. As seen from 2011 Average MW Surplus % Surplus, MW Reserve Thermal Hydro Market 2 2011 2012 2013 2014 2015 2016 Balanço (%) 3.6% 3.7% 7.7% 5.4% 3.5% Balanço 2,116 2,277 5,095 3,751 2,541 Reserva 480 1,400 1,716 1,743 1,746 Term 12,334 14,199 18,194 18,215 18,215 Hidr 48,851 50,279 53,267 54,802 56,514 Mercado 59,069 62,201 66,366 69,266 72,188 - 10,000 20,000 30,000 40,000 50,000 60,000 70,000 80,000 90,000 MW - médios

XVII Annual Meeting
CEMIG-APIMEC

Supply and demand in Brazil's grid (2)

As seen from 2012

Average MW
90,000
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
-

	2011	2012	2013	2014	2015	2016
Surplus %		1.3%	1.9%	6.0%	5.1%	2.3%
Surplus, **MW**		776	1,248	4,106	3,595	1,731
Reserve		1,400	1,716	2,203	2,207	3,391
Thermal		13,024	15,054	18,543	18,806	18,776
Hydro		48,815	51,211	53,978	55,799	56,987
Market		61,063	65,017	68,415	71,010	74,032

Source: **PMO of May 2012**; analysis by Cemig.

3

CEMIG A Melhor Energia do Brasil.

Supply and demand in Brazil’s grid (2) As seen from 2012 Source: PMO of May 2012; analysis by Cemig. Based on expectation of 4.4% annual GDP growth over 2012–16. Average MW Surplus % Surplus, MW Reserve Thermal Hydro Market 3 2011 2012 2013 2014 2015 2016 Balanço (%) 1.3% 1.9% 6.0% 5.1% 2.3% Balanço 776 1,248 4,106 3,595 1,731 Reserva 1,400 1,716 2,203 2,207 3,391 Term 13,024 15,054 18,543 18,806 18,776 Hidr 48,815 51,211 53,978 55,799 56,987 Mercado 61,063 65,017 68,415 71,010 74,032 - 10,000 20,000 30,000 40,000 50,000 60,000 70,000 80,000 90,000 MW - médios

XVII Annual Meeting
CEMIG-APIMEC

CEMIG GT: Demand and Supply Conventional sources

APIMEC 2011

Average MW
Secondary supply as transacted in spot market in 2010; estimate for 2011
Probable renewals
Negotiations in progress
Purchases subject to conditions
Own resources
Copmponents
5.500
5.000
4.500
4.000
3.500
3.000
2.500
2.000
1.500
1.000
500
0
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
230
330
163
197
113
327
33
600
714
58
775
861
168
168
1.228
969
198
274
1.242
1079
137
380
1.310
995
160
380
1.233
806
178
380
1.468
831
178
2.505
2.543
2.343
1.997
2.009
1.206
1.205
1.197
37
1.195
934
1.370
1.372
1.387
1.387
621
503
422
199
503
223
398
398
584
398
621
398
621
398
113
Available for sales or trading
Free Market sales – new contracts
To be defined (conc. to be renewed for the 2nd time)
Regulated Market sales to distributors
Intermediation (transferred to Cemig Trading)
Free Market sales (free consumers, and traders)
Regulated market sales forecast
Standard operational agreement

4

CEMIG GT: Demand and Supply Conventional sources Available for sales or trading Intermediation (transferred to Cemig Trading) Free Market sales – new contracts Free Market sales (free consumers, and traders) To be defined (conc. to be renewed for the 2nd time) Regulated market sales forecast Regulated Market sales to distributors Standard operational agreement Average MW Own resources Probable renewals Negotiations in progress Purchases subject to conditions Secondary supply as transacted in spot market in 2010; estimate for 2011 Copmponents APIMEC 2011 4

XVII Annual Meeting
CEMIG-APIMEC

CEMIG GT: Demand and Supply Conventional sources

APIMEC 2012

Average MW
Secondary supply as transacted in spot market in 2011; estimate for 2012
Probable renewals
Negotiations in progress
Purchases subject to conditions
Own resources
Copmponents
5.500
5.000
4.500
4.000
3.500
3.000
2.500
2.000
1.500
1.000
500
0
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
474
260
327
132
296
714
234
406
861
361
817
969
408
867
1079
372
188
1.037
995
271
285
700
806
530
1.040
831
426
1.490
831
409
2.598
2.406
2.044
2.097
1.404
1.342
1.357
1.373
1.112
678
1.383
1.465
1.465
621
587
422
502
223
398
398
37
584
398
621
398
621
398
622
398
113
Available for sales or trading
Free Market sales – new contracts
To be defined (conc. to be renewed for the 2nd time)
Regulated Market sales to distributors
Intermediation (transferred to Cemig Trading)
Free Market sales (free consumers, and traders)
Regulated market sales forecast
Standard operational agreement

5

Average MW Own resources Probable renewals Negotiations in progress Purchases subject to conditions Secondary supply as transacted in spot market in 2011; estimate for 2012 Copmponents Available for sales or trading Intermediation (transferred to Cemig Trading) Free Market sales – new contracts Free Market sales (free consumers, and traders) To be defined (conc. to be renewed for the 2nd time) Regulated market sales forecast Regulated Market sales to distributors Standard operational agreement CEMIG GT: Demand and Supply Conventional sources APIMEC 2012 5

XVII Annual Meeting
CEMIG-APIMEC

CEMIG GT: Demand and Supply Conventional sources

APIMEC 2011

Average MW
Secondary supply as transacted in spot market in 2010; estimate for 2011
Probable renewals
Negotiations in progress
Purchases subject to conditions
Own resources
5.500
5.000
4.500
4.000
3.500
3.000
2.500
2.000
1.500
1.000
500
0
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019

APIMEC 2012

Average MW
Secondary supply as transacted in spot market in 2011; estimate for 2012
Probable renewals
Negotiations in progress
Purchases subject to conditions
Own resources
5.500
5.000
4.500
4.000
3.500
3.000
2.500
2.000
1.500
1.000
500
0
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020

- Available for sales or trading
- Free Market sales – new contracts
- To be defined (conc. to be renewed for the 2nd time)
- Regulated Market sales to distributors
- Intermediation (transferred to Cemig Trading)
- Free Market sales (free consumers, and traders)
- Regulated market sales forecast
- Standard operational agreement

A Melhor Energia do Brasil.

6

APIMEC 2012 APIMEC 2011 Available for sales or trading Intermediation (transferred to Cemig Trading) Free Market sales – new contracts Free Market sales (free consumers, and traders) To be defined (conc. to be renewed for the 2nd time) Regulated market sales forecast Regulated Market sales to distributors Standard operational agreement Secondary supply as transacted in spot market in 2011; estimate for 2012 Secondary supply as transacted in spot market in 2010; estimate for 2011 Average MW Average MW Own resources Probable renewals Negotiations in progress Purchases subject to conditions Own resources Probable renewals Negotiations in progress Purchases subject to conditions CEMIG GT: Demand and Supply Conventional sources 6

XVII Annual Meeting
CEMIG-APIMEC

CEMIG GT: Demand and Supply
Incentive-bearing sources

APIMEC 2011

Average MW
300
280
260
240
220
200
180
160
140
120
100
80
60
40
20
0
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
48
21
19
74
28
31
29
15
21
78
98
17
86
98
23
83
98
18
83
98
18
83
98
18
83
98
15
83
98
10
82
Purchases – Traders
Purchases – Wind plants
Purchases – Small Thermal
Purchases – Small Hydro
Sales with negotiation in progress
Probable renewals
Sales already made

7

Average MW Purchases – Traders Sales with negotiation in progress Purchases – Wind plants Probable renewals Purchases – Small Thermal Sales already made Purchases – Small Hydro APIMEC 2011 CEMIG GT: Demand and Supply Incentive-bearing sources 7

XVII Annual Meeting
CEMIG-APIMEC

CEMIG GT: Demand and Supply
Incentive-bearing sources

APIMEC 2012

Average MW
300
280
260
240
220
200
180
160
140
120
100
80
60
40
20
0
Purchases in progress
30
73
28
33
45
46
19
71
30
23
85
18
81
85
85
24
78
85
85
85
19
78
85
85
18
78
85
85
18
78
85
85
15
78
83
85
10
77
81
85
10
59
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
Purchases – Traders
Purchases – Wind plants
Purchases – Small Thermal
Purchases – Small Hydro
Purchases with conditions
Sales with negotiation in progress
Probable renewals
Sales already made

8

MW-médios APIMEC 2012 CEMIG GT: Demand and Supply Incentive-bearing sources Average MW Purchases – Traders Sales with negotiation in progress Purchases – Wind plants Probable renewals Purchases – Small Thermal Sales already made Purchases – Small Hydro Purchases with conditions Purchases in progress 8

XVII Annual Meeting CEMIG-APIMEC

Investor Relations

Phone: (55-31) 3506-5024

Fax: (55-31) 3506-5025

ri@cemig.com.br

http://ri.cemig.com.br

Índice de Sustentabilidade Empresarial ISE 2012

Dow Jones Sustainability Indexes Member 2011/12

CMIG3 NÍVEL 1 BOVESPA BRASIL

CMIG4 NÍVEL 1 BOVESPA BRASIL

LATIBEX XCMIG

CIG LISTED NYSE

CIG.C LISTED NYSE

60 anos CEMIG A Melhor Energia do Brasil.

[LOGO]

13.      Presentation of Financial Forecasts 2012-2016 – 17th CEMIG-APIMEC Annual Meeting, May 28, 2012

XVII Annual Meeting CEMIG-APIMEC

Financial forecasts

Belo Horizonte, May 28, 2012.

Arthur Saraiva Sette Câmara

Índice de Sustentabilidade Empresarial ISE 2012
Dow Jones Sustainability Indexes Member 2011/12
CMIG3 NÍVEL 1 BOVESPA BRASIL
CMIG4 NÍVEL 1 BOVESPA BRASIL
LATIBEX XCMIG
CIG LISTED NYSE
CIG.C LISTED NYSE
60 anos CEMIG
A Melhor Energia do Brasil.

Financial forecasts Belo Horizonte, May 28, 2012. Arthur Saraiva Sette Câmara

Disclaimer Guidance 2012–2016 Certain statements and estimates in this material may represent expectations about future events or results that are subject to risks and uncertainties that may be known or unknown. There is no guarantee that the events or results will take place as referred to in these expectations. These expectations are based on the present assumptions and analyses from the point of view of our management, in accordance with their experience and other factors such as the macroeconomic environment, and market conditions in the electricity sector; and on expected future results, many of which are not under Cemig’s control. Important factors that can lead to significant differences between actual results and the projections about future events or results include Cemig’s business strategy, Brazilian and international economic conditions, technology, Cemig’s financial strategy, changes in the electricity sector, hydrological conditions, conditions in the financial and electricity markets, uncertainty on our results from future operations, plans, and objectives, and other factors. Because of these and other factors, the real results of Cemig may differ significantly from those indicated in or implied by such statements. The information and opinions herein should not be understood as a recommendation to potential investors and no investment decision should be based on the veracity, currentness or completeness of this information or these opinions. None of Cemig’s professionals nor any of their related parties or representatives shall have any liability for any losses that may result from the use of the content of this material. To evaluate the risks and uncertainties as they relate to Cemig, and to obtain additional information about factors that could originate different results from those estimated by Cemig, please consult the section on Risk Factors included in the Reference Form filed with the Brazilian Securities Commission (CVM) and in the 20-F form filed with the U.S. Securities and Exchange Commission (SEC). 2

Assumptions

XVII Annual Meeting
CEMIG-APIMEC

Financial indicators

Guidance 2012–2016

	2012			2013 – 2016	
Variables	Planned scenario	Central Bank	Febraban	Planned, average	Central Bank
GDP	3.0%	3.2%	3.2%	4.4%	4.3%
IGP-M	4.7%	5.4%	5.2%	4.8%	4.7%
IPCA	4.8%	5.2%	5.1%	4.7%	5.1%
Selic, average	9.3%	8.8%	9.0%	8.5%	9.2%
USD, eop (R$/US$)	1.7	1.9	1.8	1.7 (*)	1.9 (*)

(*) End of period

4

CEMIG
A Melhor Energia do Brasil.

Financial indicators Guidance 2012–2016 3.0% 4.7% 9.3% Planned scenario 2012 4.8% 1.7 Central Bank 3.2% 5.4% 8.8% 5.2% 1.9 3.2% 5.2% 9.0% 5.1% 1.8 Febraban Planned, average 4.4% 4.8% 8.5% 4.7% 1.7 (*) Central Bank 4.3% 4.7% 9.2% 5.1% 1.9 (*) Sources:: GDP IGP-M Selic, average IPCA USD, eop (R$/US$) Variables 2013 – 2016 (*) End of period LCA Consultores; Focus Report, May 11, 2012; Febraban (Brazilian Banks’ Association), April 2012. 4

XVII Annual Meeting
CEMIG-APIMEC

Distribution market
CEMIG D

Retail supply to final consumer
(Captive) – TWh
30
25
20
15
25.2
24.0
26.5
24.1
27.4
24.8
28.2
25.6
29.0
26.3
2012
2013
2014
2015
2016

Total electricity distributed
(Captive + Free) – TWh
60
50
40
30
47.3
45.0
49.5
44.9
51.3
46.6
53.2
48.3
55.0
49.9
2012
2013
2014
2015
2016

Market assumptions:

5

Distribution market CEMIG D Total electricity distributed (Captive + Free) – TWh Retail supply to final consumer (Captive) – TWh 53.2 51.3 49.5 47.3 55.0 27.4 26.5 28.2 29.0 25.2 Market assumptions: Increasing growth in domestic demand. Expected investments by the industrial sector, retailing, services – and investments in housing – are realized. 5

XVII Annual Meeting
CEMIG-APIMEC

Generation market
CEMIG GT

Market – TWh
50
40
30
20
10
0
38.3
2.3
36.1
37.5
38.1
35.8
35.4
2012
2013
2014
2015
2016
Own generation
Secondary output

6

Generation market CEMIG GT 2.3 Market – TWh Own generation Secondary output 38.3 Participation in the system’s Secondary Generation in 2012 (generation in excess of physical guarantees, resulting from favorable hydrology, sold in the spot market at the spot price (PLD) ). Purchase of electricity (Petrobrás, Copel, Incentive-bearing sources, Wind power, RBE, excess from Santo Antônio). 6

XVII Annual Meeting
CEMIG-APIMEC

Average generation prices
CEMIG GT

Effect of renewal of existing contracts

(R$/MWh)

140
125
110
95
80
113
116
113
116
113
125
121
125
121
2012
2013
2014
2015
2016
(Constant June 2012 Reais)

7

Average generation prices CEMIG GT Effect of renewal of existing contracts (R$/MWh) (Constant June 2012 Reais) 116 116 125 125 113 Replacement of existing contracts, starting in 2015, by new contracts with higher prices than the present. 7

XVII Annual Meeting
CEMIG-APIMEC

Transmission revenue
CEMIG GT

Expected changes in RAP*
(R$ MM)
700
650
600
550
500
647
653
641
635
635
2012
2013
2014
2015
2016
(Constant June 2012 Reais)

8

CEMIG A Melhor Energia do Brasil.

Transmission revenue CEMIG GT Expected changes in RAP* (R$ MM) (Constant June 2012 Reais) Tariff Review in July 2013, in which revenue is expected to be reduced, mainly due to adoption of a new WACC. From 2012 to 2014 there are new works already authorized by Aneel, increasing revenue and compensating the fall expected from the Review. 8 * RAP = Permitted Annual Revenue, for transmission companies - set by the Regulator.

XVII Annual Meeting
CEMIG-APIMEC

Assumptions: costs
PMSO

PMSO – People, Material, Services and Others

Distribution business

- Driver: regulatory operational costs

Transmission business (Company: Cemig GT)

- Driver: Regulatory operational costs

Generation business (Company: Cemig GT)

- Driver: Best market practices

9

60 anos CEMIG
A Melhor Energia do Brasil.

Assumptions: costs PMSO Distribution business Driver: regulatory operational costs Transmission business (Company: Cemig GT) Driver: Regulatory operational costs Generation business (Company: Cemig GT) Driver: Best market practices PMSO – People, Material, Services and Others 9

XVII Annual Meeting
CEMIG-APIMEC

A Melhor Energia do Brasil.

Results

Results

XVII Annual Meeting
CEMIG-APIMEC

Ebitda
Guidance 2012–2016

Consolidated

7500
6750
6000
5250
4500
2012
2013
2014
2015
2016

Year	Lower limit	Upper limit
2012	5,400	6,200
2013	5,400	6,200
2014	5,560	6,400
2015	5,740	6,600
2016	5,740	6,600

Constant June 2012 R$ million.

11

60 anos CEMIG A Melhor Energia do Brasil.

Ebitda Guidance 2012–2016 Consolidated Consolidated includes figures for the holding company and the affiliated companies. Constant June 2012 R$ million. 11

XVII Annual Meeting
CEMIG-APIMEC

Ebitda
Guidance 2012–2016

2011 and 2012 guidance compared

7500
6750
6000
5250
4500
2012
2013
2014
2015
2016
2011 Guidance *
2012 Guidance

Constant June 2012 R$ million.

12

CEMIG A Melhor Energia do Brasil.

Ebitda Guidance 2012–2016 2011 and 2012 guidance compared Constant June 2012 R$ million. 2011 Guidance * 2012 Guidance * Figures adjusted by projected IGP-M inflation index of 3.65%. 12

XVII Annual Meeting
CEMIG-APIMEC

Ebitda
Guidance 2012–2016

Cemig D
2100
1850
1600
1350
1100
2012
2013

Year	Lower limit	Upper limit
2012	1,480	1,810
2013	1,640	2,000

Cemig GT - Consolidated
4000
3500
3000
2500
2000
2012
2013

Year	Lower limit	Upper limit
2012	2,700	3,400
2013	2,820	3,450

Equity interests – Holding company
1200
1050
900
750
600
2012
2013

Year	Lower limit	Upper limit
2012	920	1,130
2013	830	1,020

Constant June 2012 R$ million.

13

CEMIG 60 anos
A Melhor Energia do Brasil.

Ebitda Guidance 2012–2016 Cemig D Cemig GT - Consolidated Equity interests – Holding company Constant June 2012 R$ million. 13

[LOGO]

XVII Annual Meeting CEMIG-APIMEC

CEMIG 60 anos
A Melhor Energia do Brasil.

Appendices

15

Appendices 15

XVII Annual Meeting
CEMIG-APIMEC

Appendices
Investees

Investees of the company Cemig GT:

Generation companies

- Baguari;
- Cachoeirão;
- Wind farms;
- Guanhães;
- Mesa;
- Pipoca;
- Paracambi.

Transmission companies

- Taesa.

16

CEMIG 60 anos
A Melhor Energia do Brasil.

Appendices Investees Baguari; Cachoeirão; Wind farms; Guanhães; Mesa; Pipoca; Paracambi. Investees of the company Cemig GT: Generation companies Taesa. Transmission companies 16

XVII Annual Meeting
CEMIG-APIMEC

Appendices

Investees

Investees of the holding company:

Generation companies

Transmission companies

- Centroeste;
- Transchile;
- Transirapé
- Transleste;
- Transudeste.

Distributors and services

17
CEMIG 60 anos
A Melhor Energia do Brasil.

Appendices Investees Centroeste; Transchile; Transirapé Transleste; Transudeste. Axxion; Cemig Telecom; Cemig Serviços; Efficientia; ESCEE; Gasmig; GBD; Light; Trading. Investees of the holding company: Barreiro; Capim Branco; Cemig PCH; Horizontes; Ipatinga; Rosal; Sá Carvalho. Generation companies Transmission companies Distributors and services 17

14.        Notice to Stockholders – First Dividend Payment for 2011

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

NOTICE TO STOCKHOLDERS

First dividend payment for 2011

We hereby advise stockholders that Cemig will make payment of the first part of the stockholder remuneration for the business year of 2011 on June 27, 2012. This payment, of R$ 647,020,000, equivalent to R$ 0,948538419 per share, is 50% of the amount decided by the Ordinary and Extraordinary General Meetings of Stockholders held concurrently on April 27, 2012.

We also advise stockholders that the fractional quantities of shares arising from the stock dividend authorized by those meetings were merged and sold, on May 29, 2012, for average prices of R$ 29.358865492 per ON share and R$ 34.116094301 per PN share, and that the proceeds of that sale will be paid, proportionately, together with the first installment of the dividends, on June 27, 2010.

The stockholders entitled to these payments are those whose names were on the Company’s Nominal Share Registry on April 27, 2012.

Stockholders whose bank details are up-to-date with the Custodian Bank for Cemig’s nominal shares (Banco Bradesco S.A.) will have their credits posted automatically on the day of payment, on which occasion they will receive the advice of the corresponding credit. In the event of not receiving the notice of credit, the stockholder should visit a branch of Banco Bradesco S.A. to update his/her registry details. Proceeds from shares deposited in custody at CBLC (Companhia Brasileira de Liquidação e Custódia – the Brazilian Settlement and Custody Company) will be credited to that entity, and the Depository Brokers will be responsible for passing the amounts through to stockholders.

Belo Horizonte, June 13, 2012

Arlindo Porto Neto

Acting Chief Finance and Investor Relations Officer

Av. Barbacena 1200      Santo Agostinho      30190-131 Belo Horizonte, MG      Brazil      Tel.: +55 31 3506-5024     Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

1